Form 20-F
period 2014-12-31
King Digital Entertainment plc
filed 2015-02-13
CIK 1580732

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) or (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2014

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number 001-36368

KING DIGITAL ENTERTAINMENT PLC

(Exact Name of Registrant as Specified in Its Charter

and translation of Registrant’s name into English)

Ireland

(Jurisdiction of incorporation or organization)

King Digital Entertainment plc

Fitzwilton House

Wilton Place

Dublin 2, Ireland

+44 (0) 20 3451 5464

(Address, Including ZIP Code, and Telephone Number, Including Area Code, of Registrant’s Principal Executive Offices)

Robert Miller

Morgan Levine

Tenth Floor

Central Saint Giles

1 St. Giles High Street

London WC2H 8AG

United Kingdom

Tel +44 (0) 20 3451 5464

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of Each Class	Name of Each Exchange on which Registered
Ordinary Shares, nominal value $0.0008 per share	New York Stock Exchange

Securities registered or to be registered pursuant to Section 12(g) of the Act:

None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 321,958,914 Ordinary Shares, nominal value $0.0008 per share.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.    ☐  Yes     ☒  No

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.    ☐  Yes    ☒     No

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.    ☒  Yes    ☐     No

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).     ☐  Yes    ☒     No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):         Large accelerated filer    ☐     Accelerated filer    ☐     Non-accelerated filer    ☒

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☐	International Financial Reporting Standards as Issued by the International Accounting Standards Board ☒	Other ☐

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to

follow.    ☐   Item 17    ☐   Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).    ☐   Yes    ☒   No

ANNUAL REPORT ON FORM 20-F

YEAR ENDED DECEMBER 31, 2014

NOTE REGARDING FORWARD LOOKING STATEMENTS

This Annual Report contains forward-looking statements that involve risks and uncertainties. Words such as “believe,” “project,” “plan,” “anticipate,” “expect,” “estimate,” “intend,” “should,” “would,” “could,” “will,” “may,” “potential,” “continue” or the negative of these terms, and similar expressions intended to identify future events or outcomes indicate such forward-looking statements. Not all forward-looking statements contain these identifying words. Forward-looking statements in this Annual Report may include statements about:

•	our growth strategies;
•	launching new games and additional functionality to games that are commercially successful;
•	updating, supporting and sustaining our global franchises;
•	our ability to retain and increase our player base and increase purchases of in-game virtual items;
•	our player acquisition costs;
•	competition;
•	our relationships with Apple, Google, Facebook and other platform providers;
•	protecting and developing our brand and intellectual property portfolio;
•	our ability to successfully enter new markets and manage our expansion;
•	costs associated with intellectual property litigation and other claims;
•	attracting and retaining qualified employees and key personnel;
•	our future business development, results of operations and financial condition;
•	descriptions of tax laws;
•	rulings by courts or other governmental authorities;
•	acquisitions;
•	repurchases of our ordinary shares; and
•	assumptions underlying any of the foregoing.

The forward-looking statements included in this Annual Report are subject to risks, uncertainties and assumptions. Our actual results of operations may differ materially from those stated in or implied by such forward-looking statements as a result of a variety of factors, including those described in “Item 3.D. Risk Factors” and elsewhere in this Annual Report.

We operate in a competitive and rapidly evolving environment. New risks emerge from time to time, and it is not possible for our management to predict all risks, nor can we assess the effect of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements.

Forward-looking statements speak only as of the date of this Annual Report. Except as required by law, we undertake no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

MARKET DATA, USER METRICS AND CURRENCY INFORMATION

Market Data

Unless otherwise indicated, information contained in this Annual Report concerning our industry and the market in which we operate, including our general expectations, market position and market opportunity, is based on information from various sources, including independent industry publications by App Annie Limited (App Annie). We believe the source to be reliable, but do not guarantee the accuracy and completeness of the information. This information involves a number of assumptions and limitations, and you are cautioned not to give undue weight to such estimates. Although we have not independently verified the accuracy or completeness of the information contained in these reports, based on our industry experience we believe that the reports are reliable. The industry in which we operate is subject to a high degree of uncertainty and risk due to a variety of factors, including those described in “Item 3.D. Risk Factors” and elsewhere in this Annual Report. These and other factors could cause results to differ materially from those expressed in these reports.

User Metrics

In this Annual Report and the documents incorporated herein by reference, when we refer to MAUs, DAUs, MUUs, MUPs and MGABPPU, unless otherwise indicated, we are referring to information we have compiled based on our internal analytics system. For information concerning these internally-measured metrics and definitions of these metrics, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Key Business Metrics—Key Operating Metrics.”

For our calculation of non-unique user metrics, an individual who either plays two of our games on a single platform or device, or the same game on two platforms or devices in the relevant period, would be counted as two users. For our calculation of unique user metrics, we did not de-duplicate user data, so that a user who plays our games on multiple platforms or devices in the relevant period would be counted as a unique user for each platform or device on which the user played during the period.

PART I

Item 1. Identity of Directors, Senior Management and Advisors

Not Applicable.

Item 2. Offer Statistics and Expected Timetable

Not Applicable.

Item 3. Key Information

A. Selected Financial Data

You should read the following selected consolidated financial data in conjunction with “Item 5. Operating and Financial Review and Prospects—Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the consolidated financial statements and related notes included elsewhere in this Annual Report.

The consolidated statements of operations data for the years ended December 31, 2014, 2013 and 2012 and the consolidated statements of financial position data as of December 31, 2014 and 2013 are derived from our annual consolidated financial statements included elsewhere in this filing. The consolidated statements of operations data for the year ended December 31, 2011 and 2010 and the consolidated statements of financial position data as of December 31, 2012, 2011 and 2010 are derived from our audited consolidated financial statements not included in this filing. Upon the corporate reorganization and share-for-share exchange described in “Item 4.A. History and Development,” the historical consolidated financial statements of Midasplayer International Holding Company p.l.c. became the historical consolidated financial statements of King Digital Entertainment p.l.c. included in this Annual Report. Our financial statements are prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB). Our historical results are not necessarily indicative of the results that should be expected in any future period.

	Year Ended December 31,
	2014	2013	2012	2011	2010
Consolidated Statements of Operations Data:
(in thousands, except per share and percentage data)
Revenue	$2,260,241	$1,884,301	$164,412	$63,901	$58,448
Other income	9,163	—	—	—	—
Costs and expenses(1):
Cost of revenue	716,743	584,358	54,713	25,915	29,655
Research and development	177,934	110,502	28,600	12,373	8,156
Sales and marketing	455,408	376,898	55,188	18,402	13,042
General and administrative	184,236	95,667	14,577	8,821	6,289

Total costs and expenses	1,534,321	1,167,425	153,078	65,511	57,142

Other gains (losses)	34,100	(870)	(269)	863	240
Net finance (costs) income	(905)	(1,731)	52	49	76

Profit (loss) before tax	768,278	714,275	11,117	(698)	1,622
Income tax expense (credit)	193,427	146,681	3,272	617	(122)

Profit (loss)	$574,851	$567,594	$7,845	$(1,315)	$1,744

Earnings (loss) per share attributable to the equity holders of the company(2):
Basic earnings per share	$1.86	$1.86	$0.03	$(0.00)	$0.00
Diluted earnings per share	$1.79	$1.75	$0.02	$(0.00)	$0.00
Weighted average ordinary shares outstanding - basic	309.12	305.47	298.77	286.85	357.84
Weighted average ordinary shares outstanding - diluted	320.30	323.79	321.21	286.85	357.84
Other Financial and Operational Data:
Gross Bookings(3)	2,382,381	1,979,821	181,570	77,706	70,592
Adjusted Revenue(3)	2,283,609	1,889,567	167,754	66,247	58,448
Adjusted EBITDA(3)	950,246	824,742	28,478	4,442	2,917
Adjusted EBITDA Margin(3)	42%	44%	17%	7%	5%
Monthly Active Users (MAUs)(4) (in millions)	499	293	49	NM	NM
Daily Active Users (DAUs)(4) (in millions)	142	86	11	NM	NM
Monthly Unique Users (MUUs)(4) (in millions)	350	217	30	NM	NM
Monthly Unique Payers (MUPs)(4) (in thousands)	9,824	9,903	815	NM	NM
Monthly Gross Average Bookings per Paying User (MGABPPU)(4)	$20.21	$16.66	$18.57	NM	NM

(1)	Costs and expenses include share-based and other equity-related compensation expense. The consolidated statement of operations includes share-based and other equity related compensation expense as follows:

	Year Ended December 31,
Share-based and other equity-related compensation:	2014	2013	2012	2011	2010
Cost of revenue	$5,709	$4,583	$820	$—	$—
Research and development	63,992	62,493	6,576	807	—
Sales and marketing	11,712	3,617	2,033	67	—
General and administrative	85,876	25,373	1,704	770	17

Total share-based and other equity-related compensation expense	$167,289	$96,066	$11,133	$1,644	$17

(2)	The Company engaged in a corporate reorganization and share-for-share exchange at a ratio of 5-for-2 on March 25, 2014. All prior year share amounts have been adjusted retrospectively to reflect this exchange. See Note 11 to our consolidated financial statements for further details on the calculation of basic and diluted earnings (loss) per share attributable to equity holders of the company during the year.
(3)	See “Non-GAAP Financial Measures” below for how we define and calculate gross bookings, adjusted revenue, adjusted EBITDA and adjusted EBITDA margin.
(4)	See “Item 5. Operating and Financial Review and Prospects—Management’s Discussion and Analysis of Financial Condition and Results of Operations—Key Metrics—Key Operating Metrics” for more information on how we define and calculate MAUs, DAUs, MUUs, MUPs and MGABPPU.

	Year Ended December 31,
Consolidated Statements of Financial Position Data:	2014	2013	2012	2011	2010
(in thousands)
Cash and cash equivalents	$963,972	$408,695	$27,912	$21,658	$25,611
Trade and other receivablesp1	228,392	221,550	33,401	7,292	5,585
Total assets	1,441,777	811,532	75,223	35,804	36,682
Trade and other payables	137,638	176,776	31,948	15,467	13,589
Deferred revenue	34,310	10,942	5,681	2,326	—
Total liabilities	472,898	444,145	41,692	18,923	13,473
Share capital	78	65	25	24	27
Total shareholders’ equity	968,879	367,387	33,531	16,881	23,209

Non-GAAP Financial Measures

To provide investors with additional information about our financial results, we disclose within this Annual Report gross bookings, adjusted revenue, adjusted EBITDA and adjusted EBITDA margin. These measures are not calculated in accordance with IFRS or U.S. generally accepted accounting principles (GAAP). Collectively, we refer to these measures as non-GAAP financial measures. This information should be considered supplemental in nature and is not meant as a substitute for the related financial information prepared in accordance with IFRS. In addition, other companies, including companies within our industry, may calculate these measures differently or not at all, which reduces their usefulness as comparative measures.

Gross Bookings

We define gross bookings as the economic benefit collected from the sale of virtual items and for access to skill tournaments. Prior to June 2013, gross bookings also includes amounts generated from the sale of advertising space, which we no longer offer.

We use gross bookings to evaluate the results of our operations, generate future operating plans and assess our performance. We believe that this non-GAAP financial measure provides a meaningful measurement of our business performance during a particular period.

The following table reflects the reconciliation of revenue to gross bookings for each of the years indicated:

	Year Ended December 31,
Reconciliation of Revenue to Gross Bookings:	2014	2013	2012	2011	2010
(in thousands)
Revenue	$2,260,241	$1,884,301	$164,412	$63,901	$58,448
Sales tax	101,665	99,688	11,891	7,277	6,550
Other revenue(1)	(8,648)	(14,917)	(3,181)	(1,870)	(421)
Movement in player wallet and other adjustments(2)	5,755	5,483	5,106	6,052	6,015
Change in deferred revenue	23,368	5,266	3,342	2,346	—

Gross bookings	$2,382,381	$1,979,821	$181,570	$77,706	$70,592

(1)	Other revenue includes other marketing-related rebates and sales tax rebates from platform providers.
(2)	Calculated as the change of the net withdrawable cash balance in skill tournament players’ accounts after adjustments for tournament fees, deposits, withdrawals and chargebacks.

Adjusted Revenue

We define adjusted revenue as revenue adjusted to include changes in deferred revenue. We believe that adjusted revenue is a useful metric for calculating adjusted EBITDA margin and understanding our operating results and ongoing profitability.

The following table reflects the reconciliation of revenue to adjusted revenue for each of the periods indicated:

	Year Ended December 31,
Reconciliation of Revenue to Adjusted Revenue:	2014	2013	2012	2011	2010
(in thousands)
Revenue	$2,260,241	$1,884,301	$164,412	$63,901	$58,448
Change in deferred revenue	23,368	5,266	3,342	2,346	—

Adjusted revenue	$2,283,609	$1,889,567	$167,754	$66,247	$58,448

Adjusted EBITDA and Adjusted EBITDA Margin

We define adjusted EBITDA as profit (loss), adjusted for income tax expense (credit), foreign currency exchange loss (gain), acquisition-related expense (including contingent consideration fair value adjustments), non-operating (income) expense, net finance (income) costs, depreciation, amortization, share-based and other equity-related compensation (including social security charges associated therewith) and changes in deferred revenue. We define adjusted EBITDA margin as adjusted EBITDA as a percentage of adjusted revenue. We believe that adjusted EBITDA and adjusted EBITDA margin are useful metrics for investors to understand and evaluate our operating results and ongoing profitability because they permit investors to evaluate our recurring profitability from our ongoing operating activities. We also use these measures internally to establish forecasts, budgets and operational goals and to manage and monitor our business, as well as to evaluate our ongoing and historical performance.

Adjusted EBITDA and adjusted EBITDA margin have certain limitations as analytical tools, and you should not consider them in isolation or as a substitute for analysis of our results of operations as reported under IFRS. These limitations include the fact that:

•	adjusted EBITDA does not reflect our deferral of revenue related to certain virtual items and virtual currency;
•	adjusted EBITDA does not include foreign currency exchange losses (gains) or non-operating (income) expense, which includes one-off (gains) and losses;
•	adjusted EBITDA does not include acquisition-related expense, including acquisition-related contingent consideration fair value adjustments and other acquisition related adjustments;
•	adjusted EBITDA does not include share-based and other equity-related compensation expense (including social security charges associated therewith) and periodic charges; and
•	other companies, including companies in our industry, may calculate adjusted EBITDA differently or not at all, limiting its usefulness as a direct comparative measure.

The following table reflects the reconciliation of profit (loss) to adjusted EBITDA for each of the periods indicated:

	Year Ended December 31,
Reconciliation of Profit to Adjusted EBITDA:	2014	2013	2012	2011	2010
(in thousands, except percentage data)
Profit (loss)	$574,851	$567,594	$7,845	$(1,315)	$1,744
Add:
Income tax expense (credit)	193,427	146,681	3,272	617	(122)
Foreign currency exchange loss (gain)	(29,100)	870	827	(863)	(240)
Acquisition-related expense	4,248	—	—	—	—
Non-operating (income) expense	413	171	(715)	4	1
Net finance (income) costs	905	1,731	(52)	(49)	(76)
Share-based and other equity-related compensation(1)	167,289	96,066	11,133	1,644	17
Change in deferred revenue	23,368	5,266	3,342	2,346	—
Depreciation and amortization	14,845	6,363	2,826	2,058	1,593

Adjusted EBITDA	$950,246	$824,742	$28,478	$4,442	$2,917

Adjusted EBITDA margin	42%	44%	17%	7%	5%

(1)	Includes special cash grants made in the quarters ended December 31, 2013 and March 31, 2014 on a per share or per award basis to personnel and directors who held vested equity securities or other share-based awards at the time of the grant. $38 million of these special grants were paid in 2014. The unvested portion of up to $18 million will be paid over the remaining vesting period of the underlying share-based award, with $12 million expected to be paid in 2015 and the remaining $6 million expected to be paid between 2016 and 2018. For more information, see “Item 5. Operating and Financial Review and Prospects—Management’s Discussion and Analysis of Financial Conditions and Results of Operations—Dividends and Other Payments.”

B. Capitalization and Indebtedness

Not Applicable.

C. Reason for the Offer and Use of Proceeds

Not Applicable.

D. Risk Factors

Investing in our ordinary shares involves a high degree of risk. Before you invest in our ordinary shares, you should carefully consider the following risks, as well as general economic and business risks and the other information contained in this Annual Report, including our consolidated financial statements and related notes. The risks and uncertainties described below are not the only ones we face. Additional risks and uncertainties that we are unaware of, or that we currently believe are not material, may also become important risk factors that could adversely affect our business. If any of the following risks actually occurs, it could have a material adverse effect on our business, operating results and financial condition and cause the trading price of our ordinary shares to decline, which could cause you to lose all or part of your investment.

Risks Related to Our Business

A small number of games currently generate a substantial majority of our gross bookings and if we are unable to generate gross bookings from other games that offset the declines from these games, it will be difficult for us to continue to grow our business.

In the fourth quarter of 2014, our top three games Candy Crush Saga, Farm Heroes Saga and Candy Crush Soda Saga accounted for 77% of our total gross bookings (across the web and mobile channels in the aggregate). Candy Crush Saga, accounted for 45% of our total gross bookings in the fourth quarter of 2014 (across the web and mobile channels in the aggregate). In the future, the gross bookings from our other games, including our newer games, may not be sufficient to offset any decline in the gross bookings of Candy Crush Saga. If the gross bookings of our top games, including Candy Crush Saga, are lower than anticipated and we are unable to broaden our portfolio of games or increase gross bookings from those games, we will not be able to maintain or grow our gross bookings and our financial results will be adversely affected.

We must develop new games and enhance our existing games so that our players will continue to play our games and make purchases of virtual items within our games.

Our continued growth will depend on our ability to regularly develop new games, expand our franchises and enhance our existing games in ways that improve the gaming experience for both paying and non-paying players while encouraging the purchase of virtual items within our games. In the event our traditional game development model ceases to be effective or we adopt new game development models that fail to be as successful or that new games do not generate a sufficient amount of gross bookings, our current development costs would increase and our operating results would suffer. It is possible that only a small number of our games, if any, become successful and generate significant purchases of virtual items.

Our ability to successfully and regularly develop new games, expand our franchises and enhance existing games and their ability to achieve commercial success are subject to a number of challenges, including:

•	our need to continually anticipate and respond to changes in the game industry, particularly in the mobile and social platforms;

•	our ability to compete successfully against a large and growing number of industry participants;

•	our ability to develop and launch new game IP and games on time and on budget;

•	our ability to develop new game formats and game envelopes that drive engagement and monetization;

•	our ability to adapt to changing player preferences;

•	our ability to enhance existing games by adding features and functionality that will encourage continued engagement with the game, for example those that increase social interactions;

•	our ability to execute successful game launches;

•	our ability to hire and retain skilled personnel as we seek to expand our development capabilities;

•	our ability to access new demographic markets;

•	our ability to integrate our acquisitions;

•	our ability to achieve a positive return on our advertising investments and continue to experience success with organic viral growth; and

•	the need to minimize and quickly resolve bugs or outages.

If we are unable to develop new and enhance existing games that generate meaningful gross bookings, our business and financial results could be harmed.

We have experienced significant rapid growth in our operations, and we cannot assure you that we will effectively manage our growth.

We have experienced a period of significant rapid growth and expansion in our operations that has placed, and continues to place, significant strain on our management and resources. For example, our staff headcount and the scope and complexity of our business have increased significantly, with the number of employees increasing from approximately 660 as of December 31, 2013 to approximately 1,200 as of December 31, 2014, and the number of game studios reaching a total of nine in 2014, with eight game studios in Europe and one game studio in Asia to support our growth and game development. We expect headcount growth to continue for the foreseeable future.

The scale and increased complexity of our business, the geographical expansion of our operations and our significantly increased headcount create significant challenges for our management and operational resources. In the event of continued growth of our operations, our information technology systems and our internal controls and procedures will need to be scaled to support our operations. Scaling our systems and procedures can be time consuming, costly and may not have the desired effect. In addition, some members of our management do not have significant experience managing a large global business operation, so our management may not be able to manage such growth effectively.

In order to successfully execute our strategy, we must continue to improve our operational and management processes and systems, and identify, hire, integrate, develop and motivate a large number of qualified employees. If we fail to do so, our ability to grow our business could be harmed. As our organization continues to grow, and we are required to implement more complex organizational management structures, we may find it increasingly difficult to maintain the benefits of our corporate culture, including our ability to quickly develop and launch new games. This could negatively affect our business performance.

We face significant competition, there are low barriers to entry in the digital gaming industry, and competition is intense.

The digital gaming industry is highly competitive, and we expect more competitors to emerge and a wider range of games to be introduced. We face competition from a number of competitors who develop casual games and games in other genres for play on social networks, mobile, PC and consoles, some of which include features that compete with our casual games and have community functions where game developers can engage with their players. These competitors include companies such as Activision Blizzard, Inc.; DeNA Co., Ltd.; Electronic Arts Inc.; Gree International, Inc.; GungHo Online Entertainment America, Inc.; Glu Mobile Inc.; Nexon Co. Ltd.; Tencent Holdings Limited; The Walt Disney Company; and Zynga Inc. and numerous privately-held companies such as Supercell Oy. In addition, we face competition from online game developers and distributors who are primarily focused on specific international markets. In certain markets, platforms may provide advantages to our competitors that are not available to us or develop games that compete directly with our games. Many new developers enter the gaming market on a regular basis, some of which see significant success in a short period of time.

We could also face increased competition if large companies with significant online presences such as Amazon.com, Inc.; Apple, Inc.; Facebook, Inc.; Google Inc.; or Microsoft Corporation. choose to enter or expand in the games space or develop competing games. Some of these current, emerging and potential competitors have significant resources for developing or acquiring additional games, may be able to incorporate their own strong brands and assets into their games or distribution of their games, have a more diversified set of revenue sources than we do and may be less severely affected by changes in consumer preferences, regulations or other developments that may impact the casual game industry.

As there are relatively low barriers to entry to develop a mobile or online casual game, we expect new game competitors to enter the market and existing competitors to allocate more resources to develop and market competing games and applications. We also compete or will compete with a vast number of small companies and individuals who are able to create and launch games and other content for these devices and platforms using relatively limited resources and with relatively limited start-up time or expertise. Increased competition could result in a loss of players or negatively impact our ability to acquire new players cost-effectively, both of which could harm our business.

Our players may decide to select competing forms of entertainment instead of playing our games.

We also face competition for the leisure time, attention and discretionary spending of our players. Other forms of leisure time activities, such as offline, traditional online, personal computer and console games, television, movies, sports, and the Internet, are much larger and more well-established options for consumers. In addition, competition for the attention of players on their mobile devices is intense, as the number of apps on mobile devices is increasing dramatically. If our players do not find our games to be compelling or if other leisure time activities are perceived by our players to offer greater variety, affordability, interactivity and overall enjoyment, our business could be materially and adversely affected.

If players do not find our game formats compelling and engaging, or if the popularity of the casual game genre declines, we could lose players and our gross bookings could decline.

Our most successful games to date have been our games that are in the casual game genre and we expect that we will continue to apply a significant proportion of our focus and resources to developing new games in this genre. In addition, we currently launch our casual games in our Saga format, which involves the progression of the game through numerous levels and through a background story. It is possible that players could lose interest in this format over time due to a variety of reasons, including the emergence of new genres or formats that players find more engaging, increased popularity of other game titles, or lack of sustained interest or loss of interest in particular games.

Additionally, consumer tastes and preferences are subject to frequent changes, and it is possible that new gaming genres could replace casual games in popularity. We may not be able to predict future shifts in gaming formats and may not take timely action to adapt our products to new gaming formats or to develop games that consumers continue to enjoy.

If large numbers of players were to lose interest in the casual game genre or in our Saga format, if we are unable to anticipate future consumer preferences in gaming formats or develop new game formats or if we are not able to develop games in new casual sub-genres, we could lose players, and our gross bookings, financial performance and business could be adversely and substantially affected.

Our recently announced efforts to expand beyond the casual format may not be successful.

We have limited experience in developing and launching games outside of our traditional casual genres, and we may do so less effectively or efficiently than we have developed games in the casual genre. We may have to employ significant additional economic and human resource to develop and launch such games, and any games we do offer in these genres may not launch on schedule or may be less popular or profitable than our existing games or than the games of our competitors in such genres, which could adversely affect our gross bookings, profitability and brand.

If we are able to develop new games that achieve success, it is possible that these games could divert players of our other games without growing the overall size of our network, which could harm our operating results.

Although it is important to our future success that we develop new games that become popular with players, it is possible that these games could cause players to reduce their playing time and purchases of virtual items in our existing games without their engagement with and spend on new games offsetting these reductions. For example, we experienced some limited cannibalization impact on our other games after the launch of Candy Crush Soda Saga. This risk may be more acute as we extend our franchises, as sequels and sister titles may be more likely to compete for playing time and spend of players of the original titles in the same franchise. In addition, we also plan to cross-promote our new games in our other games, which could further encourage players of existing games to divert some of their playing time and spend on existing games. If new games do not grow the size of our network or generate sufficient additional purchases of virtual items to offset any declines in purchases from our other games, our gross bookings and our profitability could be materially and adversely affected.

Our free-to-play business model depends on purchases of virtual currency within our games, payments for which are made to our platform providers and our business, financial condition and results of operations will be materially and adversely affected if we do not continue to successfully implement this model.

We derived nearly all of our gross bookings in recent periods from the sale of virtual currency in our games, which players can then use to buy in-game virtual items, and expect to continue to do so in the future. Our games are available to players for free, and we generally generate revenue from them only if they use the in-game virtual currency to purchase entertainment time, game boosters, and access to additional content. If we fail to offer popular virtual items, make unpopular changes to existing virtual items, or offer games that do not attract purchases of virtual items, or if our platform providers make it more difficult or expensive for players to purchase, or we otherwise fail to sell, our virtual currency, our business, financial condition and results of operations will be materially and adversely affected.

A relatively small percentage of our player network accounts for a large portion of our gross bookings and if we are unable to continue to retain players or if they decrease their spending, our gross bookings could be harmed.

A relatively small portion of our player network accounts for a large portion of our gross bookings. If we are unable to continue to offer games that encourage these customers to purchase our virtual currency and subsequently buy our virtual items, if we fail offer monetization features that appeal to these players, if these players do not continue to play our games or to purchase virtual items at the same rate, or if we cannot encourage significant additional players to purchase virtual items in our games, we will not be able to sustain our revenue or gross bookings growth rates, and our business will be harmed.

As we have built up a significant player network, we may fail to attract new players or retain existing players, and the number of players we have will fluctuate, any of which will materially and adversely affect our results of operations and financial condition.

For the quarter ended December 31, 2014, we had an average of 533 million average monthly active users (MAUs), an increase of 125 million from 408 million for the quarter ended December 31, 2013. As we have built up a significant player network, in order to sustain our gross bookings, we must attract new players and retain existing paying players. To retain players, we must devote significant resources so that the games they play retain their interest, encourage them to purchase virtual items and attract them to our other games. If the number of our players, the number of our paying players, the rates at which we attract players, the rate at which players purchase virtual items from us, or the volume and/or price of their purchases declines, our results of operations and financial condition will be adversely affected.

In order to acquire new players to our network and reactivate historical players, we utilize a variety of marketing channels, including advertising online through mobile and social networks, and increasingly through television. Acquiring and reactivating players can be costly and the effectiveness of such efforts can vary widely by game, geography and platform and increased competition can have the effect of increasing player acquisition costs. Furthermore, the success of our business depends in large part on our ability to retain our players, generate gross bookings from new players, maintain gross bookings generation from existing players and migrate our existing players to new games and new platforms. In 2014 and 2013, we incurred $455 million and $377 million, respectively, in sales and marketing expenses to promote our games. We also encourage our existing players to play our new games and use new platforms through cross-promotions. Although our costs associated with acquiring new players has decreased in recent periods, as our player network continues to evolve it is possible that the composition of our player network may change in a manner that makes it more difficult to generate sufficient gross bookings to offset the costs associated with acquiring new players and retaining our current players. Additionally, our cross-promotions may be ineffective or could be restricted by platforms thereby reducing retention of our existing players. If the cost to acquire players is greater than the gross bookings we generate over time from those players and if we cannot successfully migrate our current players to new games and new platforms as we have historically, our business and operating results will be harmed.

We may not maintain profitability in the future.

Although we were profitable in the past, we expect to make significant investments in growing our business, including through investments in organic growth as well as possible strategic acquisitions or other transactions and increase our employee headcount, which could reduce our profitability compared to past periods. In addition, as a public company, we are incurring significant accounting, legal and other expenses that we did not incur as a private company. As a result of these increased expenditures, our profitability could decline in future periods. While our revenue has grown substantially from 2012, in future periods, our revenue could decline or grow more slowly than we expect. We therefore may fail to maintain profitability. We also may incur significant losses in the future for a number of reasons, including due to the other risks described in this section, and we may encounter unforeseen expenses, tax liabilities, difficulties, complications, delays and other unknown factors. Accordingly, we may not be able to maintain profitability, and we may incur losses in the future.

We may experience fluctuations in our quarterly operating results due to a number of factors, which make our future results difficult to predict.

Our gross bookings and other operating results could vary significantly from quarter to quarter due to a variety of factors, many of which are outside our control. In addition, we may not be able to accurately predict our future gross bookings or results of operations. We base our current and future expense levels on our internal operating plans and forecasts, and some of our operating costs are to a large extent fixed in the near term. As a result, we may not be able to reduce our costs quickly enough to compensate for an unexpected shortfall in gross bookings.

Factors that may contribute to the variability of our quarterly results include:

•	delays in launching our games on mobile or social platforms;

•	the ability of games released in prior periods to sustain their popularity and monetization rates and the popularity and monetization rates of new games or enhancements to existing games released during the quarter;

•	our ability to maintain and increase the number of our players who purchase virtual items and the volume of their purchases;

•	a loss of popularity of the casual sub-genres of our games or our Saga game format;

•	changes to the terms and conditions offered by our platform partners and our ability to effectively use those platforms for distribution and marketing;

•	the increase in popularity of existing games and the timing of new games released by our competitors;

•	fluctuations in the size and rate of growth of overall consumer demand for games on mobile devices and social media or mobile platforms;

•	increases in marketing and other operating expenses that we may incur to grow and expand our operations;

•	fluctuations in foreign currency exchange rates;

•	system failures or breaches of data security;

•	changes in privacy laws affecting how we may market to our players or use the personal information we collect;

•	regulatory changes such as in consumer protection;

•	inaccessibility of the distribution platforms for our games;

•	changes in accounting rules;

•	changes to tax laws or the interpretation thereof; and

•	macro-economic conditions and their effect on discretionary consumer spending.

Our share price may be volatile, and the market price of our ordinary shares may decline.

Market prices for securities of public companies, particularly technology, entertainment and game companies, have historically been particularly volatile in response to various factors, some of which are beyond our control. Some of the factors that may cause the market price for our ordinary shares to fluctuate include:

•	fluctuations in our quarterly financial results or the quarterly financial results of companies perceived to be similar to us;

•	actual or anticipated fluctuations in our key operating metrics, financial condition and operating results;

•	loss of existing players due to declining popularity of existing games or lack of new highly successful games;

•	competitors developing more compelling games attracting our players;

•	our announcement of actual results for a fiscal period that are lower than projected or expected or our announcement of revenue or earnings guidance that is lower than expected;

•	changes in estimates of our financial results or recommendations by securities analysts;

•	the loss of, or changes to, one of our key distribution platforms;

•	changes in market valuations of similar companies;

•	success of competitive games or products;

•	sales of ordinary shares by our shareholders;

•	changes in our capital structure, such as future issuances of securities or the incurrence of debt;

•	announcements by us or our competitors of significant products or services, contracts, acquisitions or strategic alliances;

•	regulatory developments in Europe, the United States or other countries;

•	actual or threatened litigation involving us or our industry;

•	additions or departures of key personnel;

•	general trends in the gaming industry as a whole;

•	share price and volume fluctuations attributable to inconsistent trading volume levels of our shares;

•	further issuances of ordinary shares by us;

•	repurchases of ordinary shares; and

•	changes in general economic, industry and market conditions.

In addition, the stock market in general, and the market for technology companies in particular, has experienced extreme price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of those companies. You may not realize any return on your investment in us and may lose some or all of your investment.

We will continue to selectively pursue acquisitions of complementary businesses and technologies, which could divert our management’s attention, result in additional dilution to our shareholders and otherwise disrupt our operations and adversely affect our operating results.

We will continue to selectively pursue acquisitions of complementary businesses and technologies that we believe could complement or expand our game IPs, enhance our technical capabilities, add skilled personnel or otherwise offer growth opportunities. For example, in 2014 we acquired Nonstop Games, adding our first studio in Asia, and on February 6, 2015 we signed an agreement, subject to certain closing conditions, to acquire Z2Live, Inc., a game development company based in Seattle, Washington. The pursuit of potential acquisitions may divert the attention of management and cause us to incur various expenses in identifying, investigating and pursuing suitable acquisitions, whether or not they are consummated.

If we acquire businesses or technologies, we may not be able to integrate the acquired personnel, operations and technologies successfully, or effectively manage the combined business following the acquisition. We also may not achieve the anticipated benefits from the acquired business due to a number of factors, including:

•	negative effects on games and game development from the changes and potential disruption that may follow the acquisition;

•	inability to integrate the operations, systems, technologies, products and personnel of each acquired company, the inefficiencies and lack of control that may result if such integration is delayed or not implemented, and unforeseen difficulties and expenditures that may arise in connection with integration;

•	unanticipated costs or liabilities associated with the acquisition;

•	incurrence of acquisition-related costs;

•	acquired game IPs or other assets failing to meet expectations;

•	in some cases, the need to transition operations and players onto our existing or new platforms and the potential loss of, or harm to, our relationships with employees, players and other suppliers as a result of integration of new businesses;

•	in certain instances, the ability to exert control of acquired businesses that include earnout provisions in the agreements relating to such acquisitions or the potential obligation to fund an earnout for a product that has not met expectations;

•	diversion of management’s attention from other business concerns;

•	the potential loss of key employees;

•	use of resources that are needed in other parts of our business; and

•	use of our available cash to consummate the acquisition.

The benefits of an acquisition or investment may also take considerable time to develop, and we cannot be certain that any particular acquisition or investment will produce the intended benefits, which could adversely affect our business and operating results. Our ability to engage in future acquisitions will depend on the availability of suitable acquisition and investment candidates at an acceptable cost, our ability to compete effectively to attract these candidates and the availability of financing to complete larger acquisitions. Acquisitions could result in potential dilutive issuances of equity securities, use of significant cash balances or incurrence of debt (and increased interest expense), contingent liabilities or amortization expenses related to intangible assets or write-offs of goodwill and/or intangible assets, which could adversely affect our results of operations and dilute the economic and voting rights of our shareholders.

Our key operating principle of putting our players first may conflict with the short-term interests of our business.

One of our key operating principles is that the player comes first, which we believe is essential to our success in increasing our growth and engagement and in serving the best, long-term interests of the company and our shareholders. Therefore, we may forgo certain expansion or short-term revenue opportunities that we do not believe will enhance the experience of our players, even if our decision negatively impacts our operating results in the short term. It is possible that our decisions may not result in the long-term benefits that we expect, in which case our business and operating results could be harmed.

If we fail to anticipate or successfully develop games for new technologies, platforms and devices, the quality, timeliness and competitiveness of our games could suffer.

The casual game genre, and the gaming industry more generally, are characterized by rapid technological changes that can be difficult to anticipate. New technologies, including distribution platforms and gaming devices (such as consoles, connected TVs and wearables, such as smart watches) or a combination of existing and new devices, may force us to adapt our current game development processes or adopt new processes. If consumers shift their time to platforms other than the mobile and social platforms where our games are currently distributed, the size of our audience could decline and our performance could be impacted. It may take significant time and resources to shift our focus to such technologies, platforms and devices, putting us at a competitive disadvantage. Alternatively, we may increase the resources employed in research and development in an attempt to accelerate our development to adapt to these new technologies, distribution platforms and devices, either to preserve our games or a game launch schedule or to keep up with our competition, which would increase our development expenses. We could also devote significant resources to updating developing games to work with such technologies, platforms or devices, and these new technologies, platforms or devices may not experience sustained, widespread consumer acceptance. The occurrence of any of these events could adversely affect the quality, timeliness and competitiveness of our games, or cause us to incur significantly increased costs, which could harm our operating results.

We rely on third-party platforms such as the Apple App Store, the Google Play Store and Facebook to distribute our games and collect payments. If we are unable to maintain a good relationship with such platform providers, if their terms and conditions, methods of distribution, payment practices or pricing changed to our detriment, if we violate, or if a platform provider believes that we have violated, the terms and conditions of its platform, or if any of these platforms were unavailable for a prolonged period of time, our business will suffer.

We currently derive a majority of our gross bookings from distribution of our games on the Apple App Store, the Google Play Store and Facebook, and most of the virtual currency we sell is purchased using the payments processing systems of these platform providers. These platforms also serve as significant online distribution platforms for our games. We are subject to their standard terms and conditions for application developers, which govern the promotion, distribution and operation of games and other applications on their platforms. In addition, if we violate, or if a platform provider believes that we have violated, its terms and conditions, the particular platform provider may discontinue or limit our access to that platform, which would harm our business. Our business would be harmed if they discontinue or limit our access to their platforms, if their platforms decline in popularity, if they modify their current discovery mechanisms, communication channels available to developers, respective terms of service or other policies, including fees, if they are required to change how they label free-to-play games or take payment for in-app purchases, or change how the personal information of players is made available to developers or develop their own competitive offerings.

We also rely on the continued operation of third-party platforms such as the Apple App Store, the Google Play Store and Facebook. In the past, some of these platform providers have been unavailable for short periods of time or experienced issues with their in-app purchasing functionality. If either of these events recurs on a prolonged, or even short-term, basis or other similar issues arise that impact players’ ability to download our games, access social features, purchase virtual currency or buy virtual items, it would have a material adverse effect on our gross bookings, operating results and brand. Furthermore, any change or deterioration in our relationship with these platform providers could materially harm our business and likely cause our share price to decline.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business.

We currently depend on the continued services and performance of our key personnel, including Riccardo Zacconi, our Chief Executive Officer, and John Sebastian Knutsson, our Chief Creative Officer, and our other executive officers and senior development personnel. Although we have entered into employment agreements with Messrs. Zacconi and Knutsson, the agreements have no specific duration and these employees can terminate their employment at any time, subject to the agreed notice periods and post-termination restrictive covenants. In addition, our games are created, developed, enhanced and supported in our in-house game studios. The loss of key game studio personnel, including members of management as well as key engineering, game development, artists, product, marketing and sales personnel, could disrupt our current games, delay new game development, and decrease player retention, which would have an adverse effect on our business.

As we continue to grow, we cannot guarantee we will continue to attract and retain the personnel we need to maintain our competitive position. In particular, we intend to hire a significant number of engineering, development, operations and design personnel, and we expect to face significant competition from other companies in hiring and retaining such personnel as well as the complexities of recruiting well-qualified staff in multiple international jurisdictions. As we mature, the incentives to attract, retain and motivate our staff provided by our equity awards or by future arrangements, such as through cash bonuses, may not be as effective as in the past. If we do not succeed in attracting, hiring and integrating excellent personnel, or retaining and motivating existing personnel, we may be unable to grow effectively.

Being a public company has increased our compliance costs significantly and required the expansion and enhancement of a variety of financial and management control systems and infrastructure and the hiring of significant additional qualified personnel.

Prior to our initial public offering (IPO) in 2014, we were not subject to the reporting requirements of the U.S. Securities Exchange Act of 1934, as amended (Exchange Act), or the other rules and regulations of the U.S. Securities and Exchange Commission (SEC), or any securities exchange relating to public companies, or of the laws, rules and regulations of Ireland applicable to Irish corporations. We continue to work with our legal, independent accounting and other advisors to identify those areas in which changes should be made to our financial and management control systems to manage our growth and our obligations as a public company. These areas include financial planning and analysis, tax, corporate governance, accounting policies and procedures, insurance, internal controls, internal audit, board compensation, disclosure controls and procedures and financial reporting and accounting systems. In addition, the Irish law imposes a number of additional regulatory filings and other requirements that require us to incur additional legal, accounting and administrative costs. We have made, and will continue to make, significant changes in these and other areas, and the expenses associated with these initiatives have been, and we expect will be, material in the future. Compliance with the various reporting and other requirements applicable to public companies also require considerable time and attention of management and also require us to successfully hire and integrate a significant number of additional qualified personnel into our existing finance, legal, human resources and operations departments.

We currently offer our games in multiple jurisdictions and have an increasing number of facilities. We plan to continue expanding into new geographic markets where we have limited experience and we may be subject to increased business, additional regulation and economic risks that could affect our financial results.

We plan to continue the expansion of our game offerings in various jurisdictions using different distribution models. However, we have limited experience in marketing, developing and deploying our games in these new markets, including Asian markets, and have limited history offering our games on the local social networks or mobile platforms. As a result, it is difficult to effectively assess their long-term prospects. We cannot make any assurances that our games will achieve comparable levels of success as they have historically in other geographic regions or on other platforms.

We currently have studios or offices in 11 countries, and may continue our geographical expansion into markets. Physically operating in new jurisdictions can be expensive and resource intensive. In addition, some of these geographic markets may have substantial legal and regulatory complexities.

We are subject to a variety of risks inherent in doing business internationally, including:

•	risks related to the legal and regulatory environment in non-U.S. and non-E.U. jurisdictions, including with respect to privacy and data security, and unexpected changes in laws, regulatory requirements and enforcement;

•	burdens of complying with a variety of foreign laws in multiple jurisdictions, including potential license obligations;

•	potential damage to our brand and reputation due to compliance with local laws, including requirements to provide player information to local authorities;

•	fluctuations in currency exchange rates;

•	political, social or economic instability;

•	the potential need to recruit and work through local partners;

•	cultural differences, which may affect market acceptance of our games;

•	reduced protection for or increased violation of intellectual property rights in some countries;

•	difficulties in managing global operations and legal compliance costs associated with multiple international locations;

•	compliance with the U.K. Bribery Act, U.S. Foreign Corrupt Practices Act and similar laws in other jurisdictions;

•	natural disasters, including earthquakes, tsunamis and floods;

•	inadequate local infrastructure; and

•	exposure to local banking, currency control and other financial-related risks.

If we are unable to manage our global operations successfully, our financial results could be adversely affected.

We are dependent on a small number of data center providers and any failure or significant interruption in our network could impact our operations and harm our business.

We host the backend systems that our games use from a primary data center located in Stockholm, Sweden. We also have a back-up system hosted at a separate data center in Stockholm, Sweden. We do not control the operation of these facilities. The owners of our data center facilities have no obligation to renew their agreements with us on commercially reasonable terms, or at all. If we are unable to renew these agreements on commercially reasonable terms, or if one of our data center operators is acquired, we may be required to transfer our servers and other infrastructure to new data center facilities, and we may incur significant costs and possible lengthy service interruptions in connection with doing so.

Problems faced by our third-party data center locations, with the telecommunications network providers with whom we or they contract, or with the systems by which our telecommunications providers allocate capacity among their customers, including us, could adversely affect the experience of our players. Our third-party data center operators could decide to close their facilities without adequate notice. Any financial difficulties, such as bankruptcy, faced by our third-party data centers operators or any of the service providers with which we or they contract may have negative effects on our business, the nature and extent of which are difficult to predict. Any changes in third-party service levels at our data centers or any errors, defects, disruptions, or other performance problems with our games could adversely affect our reputation and adversely affect the game playing experience. If a particular game is unavailable when players attempt to access it or if navigation through a game is slower than they expect, players may stop playing the game and may be less likely to return to the game as often, if at all. Interruptions in our services might reduce our gross bookings, subject us to potential liability, or adversely affect our renewal rates.

To the extent that our disaster recovery systems are not adequate, or we do not effectively address capacity constraints, upgrade our systems as needed and continually develop our technology and network architecture to accommodate increasing traffic, our business and operating results may suffer. Our insurance may be insufficient to compensate us for any losses.

We will need to continue to expand and enhance our network infrastructure to accommodate the growth of our business.

We rely on our internal network infrastructure to manage our operations and to provide us with the data we need to analyze the performance of our business and to report our operational and financial performance accurately. We have made substantial investments in expanding and enhancing our network systems and we plan to continue to invest in our network systems, which could involve additional purchases of computer hardware and software as well as the hiring of additional operations personnel. We may not be able to successfully install and implement any new computer hardware and software needed to enhance our operational systems and we may not be able to attract a sufficient number of additional qualified operations personnel. If we are unable to successfully expand and enhance our network infrastructure and operational systems, or experience difficulties in implementing such systems, our business could be harmed.

Catastrophic events may disrupt our business.

Our systems and operations are vulnerable to damage or interruption from fires, floods, power losses, telecommunications failures, cyber attacks, terrorist attacks, acts of war, human errors, break-ins and similar events. Additionally, we rely on our network, data centers and third-party infrastructure and enterprise applications, internal technology systems and our website for our development, marketing and operational support activities. In the event of a catastrophic event, we may be unable to continue our operations and may endure system interruptions, reputational harm, delays in our application development, lengthy interruptions in our services, breaches of data security and loss of critical data, all of which could have an adverse effect on our future operating results.

Unforeseen “bugs” or errors in our games could harm our brand, which could harm our operating results.

Our games have in the past contained and may in the future contain errors or “bugs” that are not detected until after they are broadly released. Any such errors could harm the overall game playing experience for our players, which could cause players to reduce their playing time or in game purchases, discontinue playing our games altogether, or not recommend our games. Such errors could also result in our games being non-compliant with applicable laws or create legal liability for us. Resolving such errors could also disrupt our operations, cause us to divert resources from other projects, or harm our operating results.

Security breaches could harm our business.

Security breaches have become more prevalent in the technology and gaming industries. We believe that we take reasonable steps to protect the security, integrity and confidentiality of the information we collect, use, store and disclose, but there is no guarantee that inadvertent (e.g., software bugs or other technical malfunctions, employee error or malfeasance, or other factors) or unauthorized data access or use will not occur despite our efforts. Although we have not experienced any material security breaches to date, we have in the past experienced and we may in the future experience attempts to disable our systems or to breach the security of our systems. Techniques used to obtain unauthorized access to personal information, confidential information and/or the systems on which such information are stored and/or to sabotage systems change frequently and generally are not recognized until launched against a target. As a result, we may be unable to anticipate these techniques or to implement adequate preventative measures.

If an actual or perceived security breach occurs, the market perception of our security measures could be harmed and we could lose sales and customers and/or suffer other negative consequences to our business. A security breach could adversely affect the game playing experience and cause the loss or corruption of data, which could harm our business, financial condition and operating results. Any failure to maintain the security of our infrastructure could result in loss of personal information and/or other confidential information, damage to our reputation and customer relationships, early termination of our contracts and other business losses, paying damages to our customers, financial penalties, litigation, regulatory investigations and other significant liabilities. In the event of a major third-party security incident, we may incur losses in excess of their insurance coverage. Further, certain incidents that we can experience may not be covered by the insurance that we carry.

Moreover, if a high profile security breach occurs with respect to us or another digital entertainment company, our customers and potential customers may lose trust in the security of our business model generally, which could adversely impact our ability to retain existing customers or attract new ones.

The laws and regulations concerning data privacy and data security are continually evolving; our, or our platform providers’, actual or perceived failure to comply with these laws and regulations could harm our business.

Players can play our games online using third-party platforms and networks and on mobile devices. We collect and store significant amounts of information about our players—both personally identifying and non-personally identifying information. We are subject to laws from a variety of jurisdictions regarding privacy and the protection of this player information. For example, the European Union (EU) has traditionally taken a broader view than the United States and certain other jurisdictions as to what is considered personal information and has imposed greater obligations under data privacy regulations. The U.S. Children’s Online Privacy Protection Act (COPPA) also regulates the collection, use and disclosure of personal information from children under 13 years of age. While none of our games are directed at children under 13 years of age, if COPPA were to apply to us, failure to comply with COPPA may increase our costs, subject us to expensive and distracting government investigations and could result in substantial fines.

Data privacy protection laws are rapidly changing and likely will continue to do so for the foreseeable future, which could impact our approach to operating and marketing our games. The U.S. government, including the Federal Trade Commission and the Department of Commerce, is continuing to review the need for greater regulation over the collection of personal information and information about consumer behavior on the Internet and on mobile devices and the EU has proposed reforms to its existing data protection legal framework. Various government and consumer agencies worldwide have also called for new regulation and changes in industry practices. In addition, in some cases, we are dependent upon our platform providers to solicit, collect and provide us with information regarding our players that is necessary for compliance with these various types of regulations.

Player interaction with our games is subject to our privacy policy and terms of service. If we fail to comply with our posted privacy policy or terms of service or if we fail to comply with existing privacy-related or data protection laws and regulations, it could result in proceedings or litigation against us by governmental authorities or others, which could result in fines or judgments against us, damage our reputation, impact our financial condition and harm our business. If regulators, the media or consumers raise any concerns about our privacy and data protection or consumer protection practices, even if unfounded, this could also result in fines or judgments against us, damage our reputation, and negatively impact our financial condition and damage our business.

In the area of information security and data protection, many jurisdictions have passed laws requiring notification when there is a security breach for personal data or requiring the adoption of minimum information security standards that are often vaguely defined and difficult to implement. We cannot guarantee that our security measures will prevent security breaches. A security breach that compromises personal information could harm our reputation and result in a loss of player confidence in our products and ultimately in a loss of players, which could adversely affect our business and impact our financial condition. This could also subject us to liability under applicable security breach-related laws and regulations and could result in additional compliance costs, costs related to regulatory inquiries and investigations, and an inability to conduct our business.

We are subject to the rules and regulations adopted by the payment card networks, such as Visa and MasterCard, and if we fail to adhere to their rules and regulations, we would be in breach of our contractual obligations to payment processors and merchant banks, which could subject us to damages and liability and could eventually prevent us from processing or accepting credit card payments.

The payment card networks, such as Visa and MasterCard, have adopted rules and regulations that apply to all merchants who process and accept credit cards for payment of goods and services. Parts of our business require us to comply with these rules and regulations as part of the contracts we enter into with payment processors and merchant banks. The rules and regulations adopted by the payment card networks include the Payment Card Industry Data Security Standards (PCI DSS). Under the PCI DSS, we are required to adopt and implement internal controls over the use, storage and security of payment card data to help prevent fraud. If we fail to comply with the rules and regulations adopted by the payment card networks, including the PCI DSS, we would be in breach of our contractual obligations to payment processors and merchant banks. Such failure to comply may subject us to fines, penalties, damages, higher transaction fees, civil liability and loss of certification and could eventually prevent us from processing or accepting debit and credit cards or could lead to a loss of payment processor partners. Further, there is no guarantee that even if we currently comply with the rules and regulations adopted by the payment card networks, we will be able to maintain our compliance. We also cannot guarantee that such compliance will prevent the theft, loss or misuse of the debit or credit card data of customers or participants or regulatory or criminal investigations. A failure to adequately control fraudulent credit card transactions would result in significantly higher credit card-related costs and any increases in our credit card and debit card fees could adversely affect our business, operating results and financial condition. Moreover, any such illegal or improper payments could harm our reputation and may result in a loss of service for our customers, which would adversely affect our business, operating results and financial condition.

Cheating programs or guides could affect the player experience and may lead players to stop purchasing virtual items.

Unrelated third parties have developed, and may continue to develop, “cheating” programs or guides that enable players to advance in our games, which could reduce the demand for virtual items. In addition, vulnerabilities in the design of our applications and of the platforms upon which they run could be discovered after their release, which may result in lost revenue opportunities. This may lead to lost gross bookings from paying players or increased cost of developing technological measures to respond to these, either of which could harm our business.

If we fail to maintain our brand or further develop widespread brand awareness cost-effectively, our business may suffer.

We believe that developing and maintaining widespread awareness of our brand in a cost-effective manner is critical to achieving widespread acceptance of our games and attracting new players. Brand promotion activities may not generate consumer awareness or increase gross bookings, and even if they do, any increase in gross bookings may not offset the expenses we incur in building our brand. In addition, our brand can be harmed if we experience adverse publicity for our games for any reason, including due to “bugs,” outages, security breaches, violations of laws or the release of new games that fail to meet expectations. If we fail to successfully promote and maintain our brand, or incur substantial expenses, we may fail to attract or retain customers necessary to realize a sufficient return on our brand-building efforts, or to achieve the widespread brand awareness that is critical for broad customer adoption of our applications.

If we are unable to maintain and nurture our company culture, our business may be harmed.

We believe that building and maintaining a unique culture benefits our players and staff. Following our transition to being a public company and with continued staff headcount growth and expansion of our operations, it is more challenging to maintain our company culture. If we fail to maintain our culture, we may not be able to recruit and retain talented staff that develop and support highly engaging games for our players and our business may be harmed.

Our business is subject to a variety of laws worldwide, many of which are untested and still developing and which could subject us to further regulation, claims or otherwise harm our business.

We are subject to a variety of laws in the United States, Europe, Asia and other jurisdictions, including laws regarding consumer protection (including with respect to the use of email, telephonic, text messaging and other forms of electronic marketing), intellectual property, virtual items and currency, export and national security, all of which are continuously evolving and developing. The scope and interpretation of the laws that are or may be applicable to us are often uncertain and may be conflicting, particularly laws outside the United States. It is also likely that as our business grows and evolves and our games are played in a greater number of countries, we will become subject to laws and regulations in additional jurisdictions. If we are not able to comply with these laws or regulations or if we become liable under these laws or regulations, we could be directly harmed, and we may be forced to implement new measures to reduce our exposure to this liability. This may require us to expend substantial resources or to modify our games, which would harm our business, financial condition and results of operations. In addition, the increased attention focused upon liability issues as a result of lawsuits and legislative proposals could harm our reputation or otherwise impact the growth of our business. Any costs incurred as a result of this potential liability could harm our business and operating results.

It is possible that a number of laws and regulations may be adopted or construed to apply to us in the United States, Europe and elsewhere that could restrict the online and mobile industries, including consumer protection, protection of minors, player privacy, advertising, taxation, gaming, payments, copyright, distribution and antitrust, among others. Furthermore, the growth and development of electronic commerce and virtual items and currency may prompt calls for more stringent consumer protection laws that may impose additional burdens on or limitations on operations of companies such as ours conducting business through the Internet and mobile devices. For example, the EU has met with certain industry representatives and consumer-protection groups to consider the efficacy of existing consumer law to address perceived problems regarding the purchase of virtual items in applications, including game applications. We anticipate that scrutiny and regulation of our industry will further increase, and we will be required to devote legal and other resources to addressing such regulation such as in the labeling of free-to-play games and the marketing of in-app purchases. For example, existing laws or new laws regarding the marketing of in-app purchases, regulation of currency, banking institutions, unclaimed property and money laundering may be interpreted to cover virtual currency or goods, or laws regarding the regulation of gambling may be interpreted to encompass our games. We have structured and operate our skill tournaments with gambling laws in mind and believe that playing these games does not constitute gambling. However, our skill tournaments could in the future become subject to gambling-related rules and regulations and expose us to civil and criminal penalties. We also sometimes offer our players various types of contests and promotion opportunities. We are subject to laws in a number of jurisdictions concerning the operation and offering of such activities and games, many of which are still evolving and could be interpreted in ways that could harm our business. If these were to occur we might be required to seek licenses, authorizations or approvals from relevant regulators, the granting of which may be dependent on us meeting certain capital and other requirements and we may be subject to additional regulation and oversight, such as reporting to regulators, all of which could significantly increase our operating costs. Changes in current laws or regulations or the imposition of new laws and regulations in the United States, Europe or elsewhere regarding these activities may lessen the growth of casual game services and impair our business.

Changes in the tax treatment of companies engaged in Internet commerce may adversely affect the commercial use of our services and our financial results.

Due to the global nature of the Internet and the global reach of our network, it is possible that various states or countries might attempt to regulate our transmissions or levy sales, income, consumption, use or other taxes relating to our activities, or impose obligations on us to collect such taxes. Tax authorities in many jurisdictions are currently reviewing the appropriate treatment of companies engaged in Internet commerce such as the sale of virtual items and the provision of online services. The imposition of new or revised tax laws or regulations may subject us or our players to additional sales, income, consumption, use or other taxes. We cannot predict the effect of current attempts to impose such taxes on commerce over the Internet. New or revised taxes and, in particular, sales, use or consumption taxes, the Value Added Tax and similar taxes would likely increase the cost of doing business online and decrease the attractiveness of selling, and for our players, buying, virtual items over the Internet. New taxes could also create significant increases in internal costs necessary to capture data, and collect and remit taxes. Any of these events could have an adverse effect on our business and results of operations.

The application of tax laws is subject to interpretation and if tax authorities challenge our methodologies or our analysis of our tax rates it could result in an increase to our worldwide effective tax rate and cause us to change the way we operate our business.

The application of the tax laws of various jurisdictions to our international business activities is subject to interpretation and also depends on our ability to operate our business in a manner consistent with our corporate structure and intercompany arrangements. The taxing authorities of the jurisdictions in which we operate may challenge our methodologies for valuing developed technology or intercompany arrangements, including our transfer pricing, or determine that the manner in which we operate our business does not achieve the expected tax consequences, which could increase our worldwide effective tax rate and adversely affect our financial position and results of operations.

A certain degree of judgment is required in evaluating our tax positions and determining our provision for income taxes. In the ordinary course of business, there are many transactions and calculations for which the ultimate tax determination is uncertain. For example, our effective tax rates could be adversely affected by earnings being lower than anticipated in countries where we have lower statutory rates and higher than anticipated in countries where we have higher statutory rates, by changes in foreign currency exchange rates or by changes in the relevant tax, accounting and other laws, regulations, principles and interpretations. As we operate in numerous taxing jurisdictions, the application of tax laws can be subject to diverging and sometimes conflicting interpretations by tax authorities of these jurisdictions. It is not uncommon for taxing authorities in different countries to have conflicting views, for instance, with respect to, among other things, the manner in which the arm’s length standard is applied for transfer pricing purposes, or with respect to the valuation of intellectual property. In addition, tax laws are dynamic and subject to change as new laws are passed and new interpretations of the law are issued or applied. For example, the work being carried out by the OECD on base erosion and profit shifting as a response to increasing globalization of trade could result in changes in tax treaties or the introduction of new legislation that could impose an additional tax on businesses. As a result of changes to laws or interpretations, our tax positions could be challenged and our income tax expenses could increase in the future.

For instance, if tax authorities in any of the countries in which we operate were to successfully challenge our transfer prices, they could require us to reallocate our income to reflect transfer pricing adjustments, which could result in an increased tax liability to us. In addition, if the country from which the income was reallocated did not agree with the reallocation asserted by the first country, we could become subject to tax on the same income in both countries, resulting in double taxation. If tax authorities were to allocate income to a higher tax jurisdiction, subject our income to double taxation or assess interest and penalties, it could increase our tax liability, which could adversely affect our financial position and results of operations.

Failure to protect or enforce our intellectual property rights or the costs involved in such enforcement could harm our business and operating results.

We regard the protection of our trade secrets, copyrights, trademarks, domain names and other intellectual property rights as critical to our success and we rely on trademark, copyright, patent and designs law, trade secret protection and confidentiality and license agreements to protect our proprietary rights.

We pursue the registration of our key domain names, trademarks and service marks in Europe, the United States and in certain additional jurisdictions. We are seeking to protect our trademarks, patents and domain names in an increasing number of jurisdictions, a process that is expensive and time-consuming and may not be successful or which we may not pursue in every location. We are increasing our investment in protecting our innovations through increased patent filings that are expensive and time-consuming but which may not result in issued patents that can be effectively enforced.

We enter into confidentiality and invention assignment agreements with our employees and contractors and confidentiality agreements with parties with whom we conduct business in order to confirm our ownership of intellectual property and to limit access to, and disclosure and use of, our proprietary information. However, these contractual arrangements and the other steps we have taken to protect our intellectual property may not prevent the misappropriation of our proprietary information or deter independent development of similar technologies by others. Further, our corporate structure includes several different subsidiaries in many countries, which increases our burden with respect to policing our employees’ compliance with their confidentiality obligations. In some instances, we may be required to obtain licenses to intellectual property in lieu of ownership. Such licenses may be limited in scope and require us to renegotiate on a frequent basis for additional use rights. Moreover, to the extent we only have a license to any intellectual property used in any of our games, there may be no guarantee of continued access to such intellectual property, including on commercially reasonable terms.

Despite our efforts to protect our intellectual property rights, unauthorized parties have attempted, and may in the future attempt, to copy or otherwise to obtain and use our technology and games. For example, some companies have released games that are very similar to other successful games in an effort to confuse the market and divert players from their competitor’s games to their copycat games. To the extent that these tactics are employed with respect to any of our games, it could reduce our gross bookings that we generate from these games. Monitoring unauthorized use of our games is difficult and costly, and we incur significant costs in fighting infringement and we cannot be certain that the steps we have taken will prevent piracy and other unauthorized distribution and use of our technology and games, particularly in certain jurisdictions, such as certain Asian jurisdictions, where the laws may not protect our intellectual property rights as fully as in Europe and the United States. To the extent we expand our activities worldwide, our exposure to unauthorized copying and use of our games and proprietary information may increase. In the future, litigation may be necessary to enforce our intellectual property rights (for example, our suit against 6Waves LLC settled in our favor), to protect our trade secrets, and to determine the validity and scope of proprietary rights claimed by others, or to defend against claims of infringement or invalidity. Any litigation of this nature, regardless of outcome or merit, could result in substantial costs, adverse publicity or diversion of management and technical resources, any of which could adversely affect our business and operating results. If we fail to maintain, protect and enhance our intellectual property rights, our business and operating results may be harmed.

There can be no assurance that our means of protecting our proprietary rights will be adequate or that our competitors will not independently develop similar technology or games. Furthermore, our efforts to enforce our intellectual property rights may be met with defenses, counterclaims and countersuits asserting infringement of third party rights or attacking the validity and enforceability of our intellectual property rights. We will not be able to protect our intellectual property if we are unable to enforce our rights or if we do not detect unauthorized use of our intellectual property.

We could be required to cease certain activities and/or incur substantial costs as a result of any claim of infringement of another party’s intellectual property rights.

Some of our competitors may own patents, copyrights, trademarks, trade secrets or other intellectual property rights, which they may use to assert claims against us. In recent years, there has been significant litigation in the United States involving patents, copyright and other intellectual property rights. Companies in the internet and technology industries are increasingly bringing and becoming subject to suits alleging infringement of proprietary rights. As we continue to be successful, maintain a high profile, face increasing competition and as litigation becomes a more common way to resolve disputes, we face a higher risk of being the target of intellectual property infringement claims. Although we have not been subject to successful claims or lawsuits against us in the past, we cannot assure you that we will not become in the future, subject to claims that we have misappropriated or misused other parties’ intellectual property rights or successful in our defense against such claims. If we are sued by a third party that claims that our technology infringes its rights, the litigation (with or without merit) could be expensive and could divert our management resources.

The results of any intellectual property litigation to which we might become a party may require us to do one or more of the following:

•	cease making, selling, offering for sale or using technologies that incorporate the challenged intellectual property;

•	make substantial payments for legal fees, settlement payments or other costs or damages;

•	obtain a license, which may not be available on reasonable terms, to sell or use the relevant technology; or

•	redesign technology to avoid infringement.

If we are required to make substantial payments or undertake any of the other actions noted above as a result of any intellectual property infringement claims against us, such payments or costs could have a material adverse effect upon our business and financial results.

Our share price has at times experienced substantial price volatility and, as a result, investors may suffer losses.

Our share price has at times experienced substantial price volatility. In the past, securities class action litigation has often been instituted against a company following periods of volatility in the market price of its securities or the overall market and, in the future, we may be the target of such securities litigation. Such lawsuits generally result in the diversion of resources and management’s time and attention away from business operations, which could harm our business, operating resolutions and financial condition and also our reputation. In addition, the costs of defense and any damages resulting from litigation, a ruling against us or a settlement of the litigation could adversely affect our cash flow and financial results.

We use open source software in our games that may subject our software code to general release or require us to re-engineer such code, which may cause harm to our business.

We use open source software in our game development. Some open source software licenses require developers who distribute open source software as part of their software to publicly disclose all or part of the source code to such software or make available any derivative works of the open source code on unfavorable terms or at no cost. The terms of various open source licenses have not been interpreted by courts, and there is a risk that such licenses could be construed in a manner that imposes unanticipated conditions or restrictions on our ability to market our games. While we monitor our use of open source software and try to ensure that none is used in a manner that would require us to disclose our source code or that would otherwise breach the terms of an open source agreement, such use could inadvertently occur and we may be required to release our proprietary source code, pay damages for breach of contract, re-engineer our games, discontinue distribution in the event re-engineering cannot be accomplished on a timely basis or take other remedial action that may divert resources away from our game development efforts, any of which could harm our reputation, result in player losses, increase our costs or otherwise adversely affect our business and operating results.

Risks Related to Investing in a Foreign Private Issuer or an Irish Company

As a foreign private issuer, we are permitted to follow certain home country corporate governance practices in lieu of certain requirements under the New York Stock Exchange listing standards. This may afford less protection to holders of our ordinary shares than U.S. regulations.

As a foreign private issuer whose ordinary shares are listed on the New York Stock Exchange, we are permitted to follow certain home country corporate governance practices in lieu of certain requirements under the New York Stock Exchange listing standards. A foreign private issuer must disclose in its annual reports filed with the SEC each requirement under the New York Stock Exchange listing standards with which it does not comply, followed by a description of its applicable home country practice. Our home country practices in Ireland may afford less protection to holders of our ordinary shares. For example, under Irish law, there is no general statutory requirement for equity compensation plans to be approved by way of shareholder resolution, which is different than the requirements of the New York Stock Exchange listing standards. As such, while we may choose to seek shareholder approval for any equity compensation plans, our amended and restated memorandum and articles of association do not require any such approvals and we do not intend to adopt any requirements for such approvals in the future. We may rely on exemptions available under the New York Stock Exchange listing standards to a foreign private issuer and follow our home country practices in the future, and as a result, you may not be provided with the benefits of certain corporate governance requirements of the New York Stock Exchange listing standards.

We are a foreign private issuer and, as a result, we will not be subject to U.S. proxy rules and will be subject to Exchange Act reporting obligations that, to some extent, are more lenient and less detailed than those of a U.S. issuer.

We report under the Exchange Act, as a foreign private issuer. Because we qualify as a foreign private issuer under the Exchange Act, we are exempt from certain provisions of the Exchange Act that are applicable to U.S. public companies, including: the sections of the Exchange Act regulating the solicitation of proxies, consents or authorizations in respect of a security registered under the Exchange Act; the sections of the Exchange Act requiring insiders to file public reports of their share ownership and trading activities and liability for insiders who profit from trades made in a short period of time; and the rules under the Exchange Act requiring the filing with the SEC of quarterly reports on Form 10-Q containing unaudited financial and other specified information, or current reports on Form 8-K, upon the occurrence of specified significant events. In addition, we are not required to provide as detailed disclosure as a U.S. registrant, particularly in the area of executive compensation. It is possible that some investors may not be as interested in investing in our ordinary shares as the securities of a U.S. registrant that is required to provide more frequent and detailed disclosure in certain areas, which could adversely affect our share price.

We may lose our foreign private issuer status, which would then require us to comply with the Exchange Act’s domestic reporting regime and cause us to incur additional legal, accounting and other expenses.

In order to maintain our current status as a foreign private issuer, either (1) a majority of our ordinary shares must be either directly or indirectly owned of record by non-residents of the United States or (2) (a) a majority of our executive officers or directors must not be U.S. citizens or residents, (b) more than 50 percent of our assets cannot be located in the United States and (c) our business must be administered principally outside the United States. If we lost this status, we would be required to comply with the Exchange Act reporting and other requirements applicable to U.S. domestic issuers, which are more detailed and extensive than the requirements for foreign private issuers. We may also be required to make changes in our corporate governance practices in accordance with various SEC rules and the New York Stock Exchange listing standards. The regulatory and compliance costs to us if we are required to comply with the reporting requirements applicable to a U.S. domestic issuer under U.S. securities laws may be higher than the cost we would incur as a foreign private issuer. As a result, we expect that a loss of foreign private issuer status would significantly increase our legal and financial compliance costs. We also expect that if we were required to comply with the rules and regulations applicable to U.S. domestic issuers, it would make it more difficult and expensive for us to obtain director and officer liability insurance. These rules and regulations could also make it more difficult for us to attract and retain qualified members of our board of directors.

Judgments of U.S. courts may be difficult to enforce in Ireland.

It may not be possible to enforce court judgments obtained in the United States against us in Ireland based on the civil liability provisions of the U.S. federal or state securities laws. In addition, there is some uncertainty as to whether the courts of Ireland would recognize or enforce judgments of U.S. courts obtained against us or our directors or officers based on the civil liabilities provisions of the U.S. federal or state securities laws or hear actions against us or those persons based on those laws. We have been advised that the United States currently does not have a treaty with Ireland providing for the reciprocal recognition and enforcement of judgments in civil and commercial matters. Therefore, a final judgment for the payment of money rendered by any U.S. federal or state court based on civil liability, whether or not based solely on U.S. federal or state securities laws, would not automatically be enforceable in Ireland.

Summary judgment against us or our directors or officers, as the case may be, may be granted by the Irish court without requiring the issues in the U.S. litigation to be reopened on the basis that those matters have already been decided by the U.S. court provided that the Irish court is satisfied that:

•	the judgment is final and conclusive;

•	the U.S. court had jurisdiction to determine the claim(s) (which is a matter of Irish law);

•	the U.S. judgment is not impeachable for fraud and is not contrary to Irish rules of natural or substantial justice;

•	the enforcement of the judgment will not be contrary to public policy or statute in Ireland;

•	the judgment is for a definite sum of money;

•	the Irish proceedings were commenced within the relevant limitation period;

•	the judgment is not directly or indirectly for the payment of taxes or other charges of a like nature or a fine or other penalty (for example, punitive or exemplary damages);

•	the judgment remains valid and enforceable in the court in which it was obtained unless and until it is set aside; and

•	before the date on which the U.S. court gave judgment, the issues in question had not been the subject of a final judgment of an Irish court or of a court of another jurisdiction whose judgment is enforceable in Ireland.

Irish Law may afford less protection to holders of our securities.

As an Irish company, we are governed by the Irish Companies Acts 1963-2013 (Irish Companies Acts), which differ in some material respects from laws generally applicable to U.S. corporations and shareholders, including, among others, differences relating to interested director and officer transactions and shareholder lawsuits. Likewise, the duties of directors and officers of an Irish company generally are owed to the company only. Shareholders of Irish companies generally do not have a personal right of action against directors or other officers of the company and may exercise such rights of action on behalf of the company only in limited circumstances. The rights of shareholders to bring proceedings against us or against our directors or officers in relation to public statements are more limited under Irish law than the civil liability provisions of the U.S. securities laws. You should also be aware that Irish law does not allow for any form of legal proceedings directly equivalent to the class action available in U.S. courts. Accordingly, holders of our ordinary shares may have more difficulty protecting their interests than would holders of shares of a corporation incorporated in a jurisdiction of the United States.

Our board of directors may be limited by the Irish Takeover Rules in its ability to defend an unsolicited takeover attempt.

Following the listing of our ordinary shares on the New York Stock Exchange, we are subject to the Irish Takeover Panel Act, 1997, Irish Takeover Rules 2013 (Irish Takeover Rules), under which we will not be permitted to take certain actions that might “frustrate” an offer for our ordinary shares once our board of directors has received an offer, or has reason to believe an offer is or may be imminent, without the approval of more than 50% of shareholders entitled to vote at a general meeting of our shareholders and/or the consent of the Irish Takeover Panel. This could limit the ability of our board of directors to take defensive actions even if it believes that such defensive actions would be in our best interests or the best interests of our shareholders.

The operation of the Irish Takeover Rules may affect the ability of certain parties to acquire our ordinary shares.

Under the Irish Takeover Rules if an acquisition of ordinary shares were to increase the aggregate holding of the acquirer and its concert parties to ordinary shares that represent 30% or more of the voting rights of the company, the acquirer and, in certain circumstances, its concert parties would be required (except with the consent of the Irish Takeover Panel) to make an offer for the outstanding ordinary shares at a price not less than the highest price paid for the ordinary shares by the acquirer or its concert parties during the previous 12 months. This requirement would also be triggered by an acquisition of ordinary shares by a single person holding ordinary shares that represent between 30% and 50% of the voting rights in the company, or by a person which together with its concert parties holds ordinary shares that represent more than 30% of the voting rights in the company, if the effect of such acquisition were to increase that single person’s or that person’s and its concert parties’ percentage of the voting rights by 0.05% or more within any 12 month period.

Equally, if, as a result of a repurchase or redemption by the company of its ordinary shares, the aggregate percentage holding of ordinary shares of a person and its concert parties were to increase to 30% or more, that person and its concert parties (or such one or more of such persons as the Irish Takeover Panel may direct) would be required (except with the consent of the Irish Takeover Panel) to make an offer for the outstanding shares at a price not less than the highest price paid for the ordinary shares by such persons during the previous 12 months. Similarly, if, as a result of a repurchase or redemption by the company of its ordinary shares, the aggregate percentage holding of ordinary shares of a single person holding between 30% and 50% of the voting rights in the company, or of a person together with its concert parties holding ordinary shares representing more than 30% of the voting rights in the company, were to increase by 0.05% or more, that single person or that person and its concert parties (or such one or more of such persons as the Irish Takeover Panel may direct) would be required (except with the consent of the Irish Takeover Panel) to make an offer for the outstanding shares at a price not less than the highest price paid for the ordinary shares by such persons during the previous 12 months.

Under the Irish Takeover Rules, certain separate concert parties (including, among others, our shareholder Bellaria Holding S.á.r.l. (Bellaria) and its affiliates and all of the members of our board of directors) are presumed under the Irish Takeover Rules to be acting in concert.

The application of these presumptions may result in restrictions upon the ability of any of the concert parties and/or members of our board of directors to acquire more of our securities, including under the terms of any executive incentive arrangements and/or our ability to repurchase or redeem ordinary shares. Following an application made on behalf of the company, the Irish Takeover Panel has granted a rebuttal in respect of a presumption under the Irish Takeover Rules that Bellaria (by reason of the size of its shareholding in the company) is acting in concert with certain members of our board of directors. However, this rebuttal shall not apply during the course of an offer for the company, or while our board of directors has reason to believe that an offer for the company may be made in the near future, or while the company is in the process of redeeming or repurchasing its own voting securities or while our board of directors proposes that the company redeems or repurchases its own voting securities.

The Irish Takeover Panel has granted, and on January 29, 2015 our shareholders approved, waivers of these mandatory offer requirements for Bellaria individually and as a concert party with our board of directors with regard to the share redemption program that was previously announced in November 2014. These waivers will expire at our next general meeting. We cannot guarantee that the Irish Takeover Panel, and where required our shareholders, will grant or approve a similar waiver in the future if one were necessary.

The rights of our shareholders may differ from the rights typically offered to shareholders of a U.S. corporation and these differences may make our ordinary shares less attractive to investors.

We are incorporated under Irish law and, therefore, certain of the rights of holders of our shares are governed by Irish law, including the provisions of the Irish Companies Acts, and by our memorandum and articles of association. These rights differ in certain respects from the rights of shareholders in typical U.S. corporations and these differences may make our ordinary shares less attractive to investors. The principal differences include the following:

•	under Irish law, dividends may only be declared by us if we have, on an individual entity basis, profits available for distribution, within the meaning of the Irish Companies Acts;

•	under Irish law, each shareholder present at a meeting has only one vote unless a poll is called, in which case each shareholder gets one vote per share owned;

•	under Irish law, unless disapplied in accordance with Irish law in the articles of association of a company or a special resolution of the shareholders (as we have done), each shareholder generally has preemptive rights to subscribe on a proportionate basis to any issuance of shares, whereas under typical U.S. state law, shareholders generally do not have preemptive rights unless specifically granted in the certificate of incorporation or otherwise;

•	under Irish law, certain matters require the approval of 75% of the votes cast at a general meeting of our shareholders, including amendments to our articles of association, which may make it more difficult for us to complete corporate transactions deemed advisable by our board of directors. Under U.S. state law, generally only majority shareholder approval is required to amend the certificate of incorporation or to approve other significant transactions;

•	under Irish law, a bidder seeking to acquire us would need, on a tender offer, to receive shareholder acceptance in respect of 80% of our outstanding shares. If this 80% threshold is not achieved in the offer, under Irish law, the bidder cannot complete a “second step merger” to obtain 100% control of us. Accordingly, a tender of 80% of our outstanding ordinary shares will likely be a condition to a tender offer to acquire us, not more than 50% as is becoming more common in tender offers for corporations organized under U.S. state law; and

•	under Irish law, shareholders may be required to disclose information regarding their equity interests upon our request, and the failure to provide the required information could result in the loss or restriction of rights attaching to the shares, including prohibitions on the transfer of the shares, as well as restrictions on voting, dividends and other payments.

A future transfer of your ordinary shares, other than one effected by means of the transfer of book-entry interests in the Depository Trust Company, may be subject to Irish stamp duty.

Transfers of ordinary shares effected by means of the transfer of book-entry interests in the Depository Trust Company (DTC) will not be subject to Irish stamp duty. The majority of our shares are traded through DTC by brokers who hold such shares on behalf of customers. The exemption for transfers of book-entry interests in DTC is available because our shares will be traded on a recognized stock exchange in the United States. However, if you hold ordinary shares directly rather than beneficially through DTC (or through a broker that holds your ordinary shares through DTC), any transfer of your ordinary shares could be subject to Irish stamp duty (currently at the rate of 1% of the higher of the price paid or the market value of the ordinary shares acquired, which must be paid prior to the registration of the transfer on our official Irish share register). Payment of Irish stamp duty is generally a legal obligation of the transferee. The potential for stamp duty to arise could adversely affect the price of our ordinary shares.

U.S. holders of our shares could be subject to material adverse tax consequences if we are considered a “passive foreign investment company” for U.S. federal income tax purposes.

We do not believe that we are a passive foreign investment company, and we do not expect to become a passive foreign investment company. However, our status in any taxable year will depend on our assets, income and activities in each year, and because this is a factual determination made annually after the end of each taxable year, there can be no assurance that we will not be considered a passive foreign investment company for the current taxable year or any future taxable years. If we were a passive foreign investment company for any taxable year while a taxable U.S. holder held our shares, such U.S. holder would generally be taxed at ordinary income rates on any sale of our shares and on any dividends treated as “excess distributions.” An interest charge also generally would apply based on any taxation deferred during such U.S. holder’s holding period in the shares.

Risks Related to Ownership of Ordinary Shares

In the future, our ability to raise additional capital to expand our operations and invest in our business may be limited, and our failure to raise additional capital, if required, could impair our business.

        While we currently anticipate that our available funds will be sufficient to meet our cash needs for at least the next 12 months and beyond, we may need, or elect to seek, additional financing at any time. Our ability to obtain financing will depend on, among other things, our development efforts, business plans, operating performance and condition of the capital markets at the time we seek financing. If we need or elect to raise additional funds, we may not be able to obtain additional debt or equity financing on favorable terms, if at all. If we raise additional equity financing, our shareholders may experience significant dilution of their ownership interests and the per share value of our ordinary shares could decline. If we engage in additional debt financing, we may be required to accept terms that further restrict our ability to incur additional indebtedness and force us to maintain specified liquidity or other ratios and limit the operating flexibility of our business. If we need additional capital and cannot raise it on acceptable terms, we may not be able to, among other things:

•	develop or enhance our games;

•	continue to expand our development, sales and marketing teams;

•	acquire complementary technologies, products or businesses;

•	expand our global operations;

•	hire, train and retain employees;

•	respond to competitive pressures or unanticipated working capital requirements; or

•	continue our operations.

A significant portion of our total outstanding shares may be sold into the public market in the near future, which could cause the market price of our ordinary shares to drop significantly, even if our business is doing well.

The price of our ordinary shares could decline if there are substantial sales of our ordinary shares. This is particularly true with regard to sales by our directors, executive officers and significant shareholders, or if there is a large number of our ordinary shares available for sale, in part because we have a small public float relative to the number of our ordinary shares issued and outstanding. Substantially all of our outstanding ordinary shares are available for sale in the public market, although shares held by directors, executive officers and other affiliates are subject to volume limitations under Rule 144 under the Securities Act of 1933, as amended (Securities Act), and various vesting restrictions.

Certain of our shareholders have rights, subject to some conditions, to require us to file registration statements covering their shares to include their shares in registration statements that we may file for ourselves or our shareholders. We also have registered the ordinary shares that we have issued and may issue under our employee equity incentive plans and they will be able to be sold freely in the public market upon issuance subject to the shareholder completing the applicable vesting period in the case of some shares issued under our existing share incentive arrangements, and subject to existing market standoff or lock-up agreements.

The market price of our ordinary shares could decline as a result of the sale of a substantial number of ordinary shares in the public market or the perception in the market that the holders of a large number of shares intend to sell their shares.

If securities or industry analysts do not publish or cease publishing research or reports about us, our business, or our market, or if they change their recommendations regarding our ordinary shares adversely, our share price and/or trading volume could decline.

The trading market for our ordinary shares will be influenced by the research and reports that industry or securities analysts may publish about us, our business, our market or our competitors. Securities and industry analysts do not currently, and may never, publish research on us. If any of the analysts who may cover us adversely change their recommendation regarding our shares, or provide more favorable relative recommendations about our competitors, our share price would likely decline. If any of the analysts who may cover us were to cease coverage or fail to regularly publish reports on us, we could lose visibility in the financial markets, which in turn could cause our share price or trading volume to decline.

Our directors, executive officers and certain holders of more than 5% of our ordinary shares together with their affiliates, will continue to have substantial control over us which could delay or prevent a change in corporate control.

As of December 31, 2014, our directors, executive officers and certain holders of more than 5% of our ordinary shares, together with their affiliates, continue to beneficially own a large majority of our outstanding ordinary shares, including approximately 44% held by Bellaria (an entity affiliated with Apax WW Nominees Ltd. (Apax Nominees)). As a result, these shareholders, acting together, may have the ability to control the outcome of matters submitted to our shareholders for approval, including the election of directors and any sale, merger or consolidation. In addition, these shareholders, acting together may have the ability to control or influence the management of our affairs. These shareholders may have interests, with respect to their shares, that are different from other investors. The concentration of voting power among these holders may limit the ability of our other shareholders to influence corporate matters and may have an adverse effect on our share price.

We may not pay additional dividends on our ordinary shares in the future and, consequently, your ability to achieve a return on your investment will depend on appreciation in the price of our ordinary shares.

We may not pay any additional cash dividends on our ordinary shares in the future. As a matter of Irish law, we can only pay dividends to the extent that we have distributable reserves and, in the case of cash dividends, cash resources available for this purpose. Any future determination to declare cash dividends will be made at the discretion of our board of directors. The ability to pay cash dividends in the future will depend on the extent of any profits available for distribution, subject to compliance with applicable laws, including the Irish Companies Acts which require Irish companies to have profits available for distribution before they can pay dividends, and covenants under our current or any future credit facilities, which may restrict or limit our ability to pay dividends. It will also depend on our financial condition, operating results, capital requirements, general business conditions and other factors that our board of directors may deem relevant. More specifically, our current credit facility contains restrictions on our ability to pay cash dividends. As a result, a return on your investment may only occur if our share price appreciates.

Our existing shareholders may be entitled to pre-emptive rights under Irish law, which could limit our ability to raise funds through future issuances of our ordinary shares.

Subject to specified exceptions, including the opt-out described in our articles of association, Irish law grants statutory pre-emptive rights to existing shareholders to subscribe for new issuances of shares in exchange for cash. The opt-out described in our articles of association must be renewed every five years by a resolution approved by not less than 75% of the votes cast by our shareholders at a general meeting. We expect that we will seek renewal of the opt-out at an annual general meeting within five years. However, we cannot guarantee that the pre-emptive rights opt-out will always be approved. If this opt-out is not renewed, it can make any future equity fundraising more cumbersome, costly and time consuming.

We currently report our financial results under IFRS, which differs in certain significant respect from U.S. GAAP.

Currently, we report our financial statements under IFRS. There have been and there may in the future be certain significant differences between IFRS and U.S. GAAP, including differences related to revenue recognition, share-based compensation expense, income tax and earnings per share. As a result, our financial information and reported earnings for historical or future periods could be significantly different if they were prepared in accordance with U.S. GAAP. In addition, we do not intend to provide reconciliation between IFRS and U.S. GAAP unless it is required under applicable law. As a result, you may not be able to meaningfully compare our financial statements under IFRS with those companies that prepare financial statements under U.S. GAAP.

In certain limited circumstances, dividends paid by us may be subject to Irish dividend withholding tax.

In certain limited circumstances, dividend withholding tax (DWT), which is currently at a rate of 20%, may arise in respect of dividends, if any, paid on our ordinary shares. A number of exemptions from DWT exist such that certain shareholders resident in the United States and shareholders resident in certain other countries (the “relevant territories”) may be entitled to exemptions from DWT.

Shareholders resident in the United States that hold their shares through DTC will not be subject to DWT provided the addresses of the beneficial owners are recorded as being within the United States in the particular broker’s records (and such brokers have further transmitted the relevant information to a qualifying intermediary appointed by us).

Dividends paid in respect of shares in an Irish resident company that are owned by (1) residents of the United States and held outside of DTC and (2) shareholders resident in “relevant territories” will not be subject to DWT provided that the shareholder has completed the relevant Irish DWT declaration form and this declaration form remains valid. Such shareholders must provide the relevant Irish DWT declaration form to our transfer agent at least seven business days before the record date for the first dividend payment to which they are entitled. However, other shareholders may be subject to DWT, which could adversely affect the price of your shares.

Dividends received by Irish residents and certain other shareholders may be subject to Irish income tax.

A shareholder who is not resident or ordinarily resident for tax purposes in Ireland and who is entitled to an exemption from DWT generally has no liability for Irish income tax or income charges on a dividend from an Irish resident company unless that shareholder holds the shares through a branch or agency that carries on a trade in Ireland. A shareholder who is not resident or ordinarily resident for tax purposes in Ireland and who is not entitled to an exemption from DWT generally has no additional liability for Irish income tax or income charges unless that shareholder holds the shares through a branch or agency which carries on a trade in Ireland. A shareholder’s liability for Irish income tax is effectively limited to the amount of DWT already deducted by the company.

Irish resident or ordinarily resident individual shareholders may be subject to Irish income tax and income charges such as pay related social insurance (PRSI) and the Universal Social Charge (USC) on dividends received from us. Such shareholders should consult their own tax advisor. Irish resident corporate shareholders should not be subject to tax on dividends from us on the basis that the dividend is not in respect of preferred shares.

Item 4. Information on the Company

A. History and Development

We were originally incorporated in September 2002 as Midasplayer.com Limited, a company organized under the laws of England and Wales. In December 2006, we established Midasplayer International Holding Company Limited, a limited liability company organized under the laws of Malta, which became the holding company of Midasplayer.com Limited and our other wholly-owned subsidiaries. The status of Midasplayer International Holding Company Limited changed to a public limited liability company in November 2013 and its name changed at that time to Midasplayer International Holding Company p.l.c. On March 25, 2014 and in connection with our IPO, King Digital Entertainment plc, a company incorporated under the laws of Ireland, became our holding company by way of a share-for-share exchange in which the shareholders of Midasplayer International Holding Company p.l.c. exchanged their shares in Midasplayer International Holding Company p.l.c. for shares having substantially the same rights in King Digital Entertainment plc. We completed our IPO in March 2014. Our registered and principal office is located at Fitzwilton House, Wilton Place, Dublin 2, Ireland and our telephone number is +44 (0) 20 3451 5464. Our agent for service in the United States is King.com Inc., 188 King Street, Unit 302, San Francisco, California 94107 and the telephone number is (415) 777-8204. We have additional offices in St. Julians, Malta; Barcelona, Spain; Berlin, Germany; Bucharest, Romania; London, United Kingdom; Stockholm and Malmö, Sweden; San Francisco, California; Seoul, South Korea; Shanghai, China; Singapore; and Tokyo, Japan.

Unless expressly indicated or the context requires otherwise, the terms “King,” “the Company,” “our Company,” “the Group,” “our business,” “we,” “us,” and “our” in this Annual Report refer to King Digital Entertainment plc and, where appropriate, its wholly-owned subsidiaries.

B. Business Overview

Our mission is to delight the world with brilliant games that create moments of magic.

We are a leading interactive entertainment company for the mobile world. As of fourth quarter 2014, we had 533 million average monthly active users playing our games in over 200 countries and regions. In the same period, we had three of the top ten grossing games on Apple’s App Store and four of the top ten grossing games on the Google Play Store in the United States, our largest market. Since launching our first game in 2003, we have gained deep experience in game design and have built a massive network of loyal players. We believe that our high quality, innovative games are at the heart of our success. Our leading games include Candy Crush Saga, Candy Crush Soda Saga, Farm Heroes Saga, Pet Rescue Saga and Bubble Witch 2 Saga. Our approach has allowed us to build a strong network allowing for rapid adoption of new games. Within a week of its mobile launch, Candy Crush Soda Saga became a top 10 grossing game worldwide, faster than any other King game, which demonstrates the power of our network and our franchise brands. In fourth quarter 2014, an average of 149 million daily active users played our games more than 1.5 billion times per day.

We believe we are well positioned to take advantage of the significant opportunity in the digital games industry. Casual games have broad appeal, and represent the biggest category in mobile games in terms of monthly active users. We have become a leader in mobile games through our focus on the casual genre, our commitment to growing and maintaining our player network and our ability to generate revenue from our games. We believe we can capitalize on our success by further broadening our appeal. To do this, we are evolving our current casual games with innovative enhancements beyond their core mechanics, widening our portfolio with new games in different and adjacent genres and attracting new players while nurturing our existing player base.

Our 2014 plan was focused on diversifying gross bookings, scaling our game development capacity, building our corporate infrastructure, while maintaining profitability. We achieved the following in 2014:

•	We launched five games on mobile platforms and three on Facebook, including our first franchise sister title, Candy Crush Soda Saga, and first sequel, Bubble Witch 2 Saga;
•	Of the five games we launched on mobile in 2014, four reached the top 15 grossing games in the United States, our largest market;
•	We grew our non-Candy Crush Saga gross bookings from 22% of our total gross bookings in the fourth quarter of 2013 to 55% in the fourth quarter of 2014[1];
•	We generated over $574 million in profit, $661 million in net cash generated from operating activities, $950 million in Adjusted EBITDA, and had an adjusted EBITDA margin of 42%[2];
•	We expanded our game development resources from six to nine game development studios, accessing talent in six countries spanning two continents;
•	We grew to approximately 1,200 employees at December 31, 2014 from approximately 660 employees at December 31, 2013; and
•	We completed two technology-driven acquisitions, adding a new game engine and dynamic social CRM platform to our technology stack. We also completed a game studio acquisition expanding our talent pool and establishing a presence in Asia.

Our Opportunity

Casual games are especially well suited for mobile usage as they can typically be played in a few minutes, allowing frequent and unplanned breaks in gameplay that do not detract from the quality of the experience. In 2014, 65 and 53 of the top 100 games installed on the Apple App Store and Google Play platforms in the United States, respectively, were in casual genres as measured using data from App Annie. The growing popularity of mobile gaming extends beyond just casual genres, addressing a broader audience with new content, play styles and game mechanics. We believe these factors collectively create an opportunity to extend our leadership in casual games and establish leading entertainment franchises in new genres.

Our Value Proposition for Players

To address this opportunity, we have designed our mobile and social games with the following characteristics:

•	Anytime. Our games can be enjoyed in short sessions allowing frequent and unplanned breaks in game play that do not detract from the quality of the experience.

•	Anywhere. Our games can be enjoyed wherever our players are and on the vast majority of devices, online or off-line.

•	Seamlessly synchronized. A distinguishing feature of our platform is to allow players to switch seamlessly between devices and platforms and continue their game wherever they left off. Our platform offers real-time synchronization of level progression, social graph and virtual items.

•	Highly engaging. Our games are easy to learn, but hard to master. While gameplay is simple and intuitive, it takes skill to progress. This creates the sense of achievement and delight that underpins the high engagement in our games.

•	Inherently social. Our games provide social interactions that enhance the player experience: social connectivity is built around sharing achievements and helping each other to progress.

•	Free-to-play. Our players can enjoy our games for free. Most of those that reach the highest level of a game do so without making a purchase. For those who do, we price our virtual items relative to the entertainment value they deliver.

Our Games and Virtual Items

We develop and publish games that can be played on our king.com and royalgames.com websites, Facebook, and mobile platforms such as iOS and Android. Our games are easy to learn but hard to master, and can be played with or against others. Previously, our players primarily purchased in game virtual items including extensions to entertainment time, game boosters and access to additional content. During 2014 our portfolio of games largely transitioned from selling virtual items to offering virtual currency which players can use to buy in-game virtual items. We believe that the introduction of virtual currency has a positive impact on monetization despite an expected reduction in the number of spenders. As of December 31, 2014, the vast majority of our gross bookings were generated by the sale of virtual currency.

We have four category-leading franchises: Candy Crush, Farm Heroes, Bubble Witch and Pet Rescue. During 2014 we expanded two of our franchises by launching Candy Crush Soda Saga, a sister title to our hit game Candy Crush Saga, and Bubble Witch 2 Saga, a sequel to Bubble Witch Saga. Our franchises have generated a solid revenue base and provide a massive audience, which we are able to efficiently engage with additional games and content as we expand our portfolio. We take great care to craft our games for the long term. We regularly introduce new games and features, and every few weeks add new content to our titles with the aim of keeping our audience engaged and entertained.

Candy Crush. Candy Crush is a switcher game in which players match candies in combination of three or more to win points and overcome obstacles. Candy Crush Saga was launched in second quarter 2012 on Facebook and fourth quarter 2012 on mobile. Candy Crush Soda Saga, the sister title to Candy Crush Saga, was launched in fourth quarter 2014 on mobile and Facebook. Designed to be played alongside the original Candy Crush Saga, this next title introduces entertaining and innovative features for players who love the gameplay and story of the first title, and are looking for fun, fresh challenges. As of December 31, 2014, we offered 800 levels in Candy Crush Saga and 240 levels in Candy Crush Soda Saga. Our most popular franchise, Candy Crush, including Candy Crush Saga and Candy Crush Soda Saga, had 91 million average DAUs and 957 million average daily games played across all platforms in the fourth of quarter 2014.

Farm Heroes. Like Candy Crush, Farm Heroes Saga uses a switcher mechanic, but it differs from Candy Crush as it also incorporates a collection objective. To progress, players need to collect sufficient quantities of various elements within a limited number of moves. Farm Heroes Saga is set in a fantasy farmland world with over 780 levels as of December 31, 2014. Farm Heroes Saga was launched in second quarter 2013 on Facebook and in first quarter 2014 on mobile. We have recently introduced a new game feature whereby a player collects companion animals, each possessing special powers that can be called upon within gameplay to help pass a tough level. Farm Heroes Saga had 24 million average DAUs and 248 million average daily games played across all platforms in fourth quarter 2014.

Bubble Witch. Bubble Witch is a bubble shooter game in which players need to aim their shots in order to progress through a field of bubbles to achieve various goals, such as clearing spaces at the top of the screen or liberating trapped characters. Bubble Witch Saga was launched in third quarter 2011 on Facebook and in third quarter 2012 on mobile and had 650 levels as of December 31, 2014. In second quarter 2014 we simultaneously launched on Facebook and mobile Bubble Witch 2 Saga, the second title of this franchise which had over 350 levels as of December 31, 2014. Our longest running franchise, Bubble Witch, including Bubble Witch Saga and Bubble Witch 2 Saga, had 12 million average DAUs and 111 million average daily games played across all platforms in fourth quarter 2014.

Pet Rescue. Pet Rescue Saga is a clicker game in which players click on groups of similarly colored blocks in order to clear them from the screen. The game is an animal-themed adventure where players have to rescue a range of pets in over 800 levels of play as of December 31, 2014. Pet Rescue Saga was launched in fourth quarter 2012 on Facebook and in second quarter 2013 on mobile. It had 11 million average DAUs and 133 million average daily games played across all platforms in fourth quarter 2014.

[1]	Non-Candy Crush Saga gross bookings represents total gross bookings (including Candy Crush Soda Saga) less gross bookings from Candy Crush Saga.
[2]	See “Item 3.A. Selected Financial Data—Non-GAAP Financial Measures” for further information about these non-GAAP measures, including reconciliations to IFRS.

Our Business Model

Our overarching objective is to foster long-term player retention within our network, which we believe maximizes the opportunity for monetization over time. As a result our model is based on the following principles:

•	Free-to-play. Our players can enjoy the full content of our games for free. Most players that reach the highest level of a game do so without making a purchase.

•	Focus on retention. We design our games to strike the right balance between challenge and sense of achievement. A lack of challenge can result in players losing interest and a lack of progress can ultimately reduce retention. We believe achievement produces delight and excitement and seek to optimize this balance to encourage long term player engagement.

•	Monetization. We aim to maximize the revenue potential of our games by optimizing monetization features, designing a range of virtual items that our players value and testing and analyzing the success of these features. We do this while keeping the parameters of the gameplay and the principles of payments consistent throughout, regardless of level. We maintain pricing transparency and do not manipulate difficulty based on player skill. We believe this reinforces retention and game longevity while maximizing the monetization potential.

Our Strategy

Our strategy consists of the following three pillars:

•	Maintain and grow our casual leadership. We will continue to prioritize engagement and monetization across our portfolio of casual games. We intend to do this by evolving our games with the introduction of new titles, content and features, launching franchise extensions and titles and concentrating on social engagement as a core game-driver.

•	Focus on product innovation. We intend to drive growth by launching innovative products within our classic casual genre and adjacent game genres of broad appeal, and also by introducing new monetization features that appeal to our players.

•	Reinforce our player network. We have a loyal audience of 356 million average MUUs as of fourth quarter 2014. We intend to strengthen this network by investing in the reactivation of historical players, monetizing the hundreds of millions of players currently in our network, continuing to promote player adoption of additional games across our portfolio, and acquiring new-to-network players.

Our Game Development

We believe we have a repeatable and scalable game development process that is unparalleled in our industry. Since 2003, we have developed a catalogue of more than 195 game IPs. We introduce new casual game IPs in a tournament format on our royalgames.com website, where we are able to gather rapid feedback from a subset of sophisticated players. We adapt our popular game IPs for launch on mobile and Facebook. This approach has resulted in category-leading franchises. We also encourage innovation in new and adjacent game genres through the support of rapid prototyping within small development teams established alongside our studio structure. We believe that these approaches enable us to develop games at lower risk and cost than most of our competitors.

Our Marketing

We have a highly disciplined rules-based approach to acquire, retain and circulate our players among our games, based on the following principles:

•	Network marketing. We have a variety of features in our games aimed at retaining players and cross-promoting additional games. These features enable us to engage players without incurring any direct marketing expense.

•	Value driven approach to marketing. We apply rules-based processes based on estimated customer lifetime value to our paid acquisition, re-engagement and our network marketing programs.

•	Systematic multi-channel paid acquisition. At any given time, we operate thousands of campaigns targeting hundreds of discrete player clusters through a mix of channels and formats across multiple platforms, all subject to targeted return parameters.

•	Business analytics and platforms. We have built extensive analytics capabilities and a proprietary technology infrastructure to support the growth and retention of our audience. Key capabilities include a single player view across multiple platforms and games in order to inform our decision-making and player acquisition.

•	Virality and organic acquisition. Our games are inherently social and provide our audience with features that allow them to interact with other players. These features enhance the virality of our games, which results in attracting players at no direct cost.

•	Television. Within the free-to-play mobile gaming sector we have been an early adopter of TV advertising, helping us bring new players to our network. To the extent permitted by attribution, we treat TV in the same way as our other direct response marketing channels.

We believe that our leadership position in casual games allows us to acquire and retain players efficiently given our high rankings within the various app stores, and our ability to cross-promote games to existing players, and to retain and attract players through viral social mechanisms.

Our Technology

We deliver performance, resilience and high scalability at a fraction of comparable industry costs. In the fourth quarter of 2014, an average of 149 million daily active users played our games more than 1.5 billion times per day, through a robust and scalable proprietary server infrastructure built on commodity hardware.

Our development philosophy is based on the guiding principles of a common centrally managed platform, a common agile development approach and the total control of our technology stack from our King Cloud infrastructure to our game engines and marketing and analytics platforms. As a result of the application of these principles, our platform delivers the following:

•	Seamlessly synchronized cross-platform experience. A distinguishing feature of our platform is that our players can seamlessly switch between devices and platforms and continue their game wherever they left off. The platform offers real-time synchronization of level progression, social graph and virtual items.

•	Common integrated development and service platform. Our game studios share an integrated development and service platform. Since our architecture provides a common player database, analytical platform and network marketing infrastructure, our games share a majority of common server-side code.

•	Innovation and efficiency in our core business functions. Our ability to improve the performance of our games and the effectiveness and efficiency of our retention and acquisition strategies relies on intense analysis of the massive amounts of data generated by our audience. Our architecture has been designed to scale as our game portfolio grows to accommodate the exponential amounts of data our network generates.

Intellectual Property

Our success significantly depends on our ability to create, use and protect our core intellectual property.

We protect our intellectual property rights by relying on U.S. federal, state, international and common law rights, and contractual arrangements such as license agreements and confidentiality procedures with third parties, employees and contractors. We also utilize a combination of copyright, trademarks, patents, domain names, trade secrets and trade dress. Where appropriate, we registered certain designs, copyright, domain names, trademarks and service marks in the EU, United States and in other jurisdictions. Our trademarks in the EU, United States and elsewhere relate to our corporate King brand, our game names, app icons and game elements where appropriate. We also own more than 30 granted patents in the United States and elsewhere.

Despite these efforts to protect our trade secrets and proprietary rights, laws in certain jurisdictions, such as certain Asian jurisdictions, may not protect our intellectual property rights as fully as in Europe or the United States. Unauthorized parties may still copy or otherwise obtain and misuse our intellectual property. Any unauthorized disclosure or use of our intellectual property could confuse our players, affect the reputation of our games or brands and make it more expensive to do business thus harming our operating results. For example, some companies have released games that are very similar to our successful games in an effort to confuse the market and divert players from our games to their copycat games.

In addition, we cannot be certain that our intellectual property does not or will not infringe valid patents, copyrights or other intellectual property rights held by third parties. It is very possible that, we will face in the future, allegations by third parties, including our competitors and non-practicing entities, that we have infringed their trademarks, copyrights, patents and other intellectual property rights.

Competition

We compete for the leisure time, attention and discretionary spending of our players on the basis of a number of factors, including quality of experience, access and value. While we face a large and diverse group of current and potential competitors, we believe our ability to keep delivering highly engaging daily entertainment will allow us to sustain and extend our leadership position.

Our competitors include:

•	Other Game Developers. We face competition from a number of competitors who develop games in various genres for social networks, mobile devices, PCs and consoles, some of which include features that compete with our casual games and have community functions where game developers can engage with their players. Some of these competitors include Activision Blizzard, Inc., DeNA Co., Ltd., Electronic Arts Inc., Gree International, Inc., GungHo Online Entertainment America, Inc., Glu Mobile Inc., Nexon Co. Ltd., Supercell Oy, Tencent Holdings Limited, The Walt Disney Company, and Zynga Inc.

•	Emerging and Potential Game Developers. Many new developers enter the gaming market on a regular basis, some of which see significant success in a short period of time. Additionally, we could face increased competition if large companies with significant online presences, such as Amazon.com, Inc., Apple, Inc., Facebook, Inc., Google Inc., and Microsoft Corporation; among others, choose to enter or expand in the games space or develop competing games.

•	Other Forms of Media and Entertainment. We compete more broadly for the leisure time and attention of our players with providers of other forms of traditional and interactive entertainment, including social networking, video, reading and music.

Government Regulation

We are subject to laws and regulations in the United States, Europe, Asia and other jurisdictions that affect companies conducting business on the Internet, many of which are still evolving and could be interpreted in way that could harm our business.

In Europe, the European Commission is considering the efficacy of existing consumer law to address perceived problems regarding the purchase of virtual items in applications, including game applications. This, and other regulatory or legal issues in any of our key markets could lead to the introduction of further legislation or regulations that may cause us to change our business practices or require changes to our games. In this context, Apple and Google have made certain changes to the presentation of the games categories and purchasing practices in their respective app stores.

We are also subject to laws in the United States, Europe and other jurisdictions regarding privacy and protection of player data. We post a privacy policy and terms of service with our games, in which we describe our practices concerning the use, processing and disclosure of player data. Any failure by us to comply with our posted privacy policy or privacy related laws and regulations could result in proceedings against us by governmental authorities or others, which could harm our business. Our compliance with our privacy policy is also subject to regulation by the United States Federal Trade Commission, which may bring enforcement actions under Section 5 of the Federal Trade Commission Act against unfair and deceptive trade practices, including the violation of privacy policies, as well as European authorities.

In addition, the scope and interpretation of data protection laws and their application to mobile games and the Internet may be unclear and, in certain countries, is in a state of flux. There is a risk that these laws may be interpreted and applied in conflicting ways in different states, countries, or regions, and in a manner that is not consistent with our current data protection practices. Any failure by us to adequately protect our players’ privacy and data could result in a loss of player confidence in our services, and ultimately in a loss of players, which could adversely affect our business.

In addition, because our services are accessible worldwide in a variety of countries, certain jurisdictions may claim that we are required to comply with their laws, including even jurisdictions where we have no local entity, employees or infrastructure.

Employees

As of December 31, 2014, we had approximately 1,200 employees. We had approximately 660 and 330 employees as of December 31, 2013 and 2012, respectively. In addition to our full-time employees, we hire services from independent contractors.

Legal Proceedings

We are currently not a party to, and are not aware of any threat of, any legal, arbitration or administrative proceedings that, in the opinion of our management, are likely to have a material and adverse effect on our business, financial condition or results of operations. From time to time, we may become a party to various legal or administrative proceedings, investigations and claims incidental to the conduct of our business. Regardless of the outcome, legal or administrative proceedings or claims can have an adverse impact on us because of defense and settlement costs, diversion of management resources and other factors.

Facilities

We lease office space in a number of locations globally, including St. Julian’s, Malta; Barcelona, Spain; Berlin, Germany; Bucharest, Romania; London, United Kingdom; Singapore; Stockholm and Malmö, Sweden; San Francisco, California; Seoul, South Korea; Shanghai, China; and Tokyo, Japan.

We lease approximately 62,000 square feet of office space in London pursuant to two leases, one of which expires in February 2018 and the other expires in December 2020. These facilities currently accommodate two game studios plus certain executive, marketing, business development, human resources, finance, legal and administrative activities. We lease approximately 52,500 square feet of office space in Barcelona under a lease that expires in December 2017, with an option to extend until December 2020. We also lease approximately 44,000 square feet of office space in Stockholm, under a lease that expires in December 2019, with an option to extend until December 2022. We also own servers in two data centers in Sweden pursuant to various commercial agreements.

We believe that our existing facilities are sufficient for our current needs. We intend to add new facilities and expand our existing facilities as we add employees and expand our markets. We believe that suitable additional or substitute space can be obtained on commercially reasonable terms as needed to accommodate any such expansion of our operations.

C. Organizational Structure

The following chart shows our current corporate structure. All of our subsidiaries are wholly-owned by their parent entity, unless otherwise indicated below.

D. Property, Plants and Equipment

For a discussion of our Property, Plants and Equipment, see “Item 4.B. Business Overview—Facilities.”

Item 4A. Unresolved Staff Comments

Not Applicable.

Item 5. Operating and Financial Review and Prospects

You should read the following discussion and analysis of our financial condition and results of our operations in conjunction with the consolidated financial statements and related notes of King Digital Entertainment plc included elsewhere in this Annual Report for each of the years ended December 31, 2014, 2013 and 2012. Upon the corporate reorganization and share-for-share exchange described in “Item 4.A. History and Development,” the historical consolidated financial statements of Midasplayer International Holding Company p.l.c. became the historical consolidated financial statements of King Digital Entertainment plc included in this Annual Report. Our financial statements are prepared in accordance with IFRS as issued by the IASB. Our historical results are not necessarily indicative of the results that should be expected in the future. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Our actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in “Item 3.D. Risk Factors” and elsewhere in this report. See “Note Regarding Forward Looking Statements”.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Overview

We are a leading interactive entertainment company for the mobile world. Our mission is to delight the world with brilliant games that create moments of magic. We develop and publish games embedded with social features that enhance the player experience on digital platforms. Our games are free-to-play, and players can purchase virtual currency which they can use to buy in-game virtual items priced relative to the entertainment value the virtual items provide.

Business Highlights

In the quarter ended December 31, 2014, an average of 149 million DAUs played our games more than 1.5 billion times per day. From their launch to December 31, 2014, our games have been installed more than 2.4 billion times on Facebook and our mobile platforms. In the quarter ended December 31, 2014, in the United States, our largest market, we had three top 10 grossing games on the Apple App Store and four top 10 grossing games on Google Play Store.

Our player network is core to our strategy, which we focus on by building long-term relationships with our players through continuous development of engaging, advertisement-free content. Since September 30, 2014, we launched one new game on mobile platforms and Facebook. In 2014, we launched five new games on mobile platforms and three new games on Facebook.

Our franchises measured by total average DAUs and average daily game plays in the quarter ended December 31, 2014, compared to the quarter ended September 30, 2014 are as follows:

	Quarter Ended
	Dec. 31,	Sept. 30,	Dec. 31,	Sept. 30,
	2014	2014	2014	2014

(in millions)
	Average DAUs		Average daily game plays
Candy Crush(1)	91	77	957	836
Farm Heroes	24	24	248	247
Pet Rescue	11	13	133	151
Bubble Witch(2)	12	14	111	150

(1)    Includes Candy Crush Saga and Candy Crush Soda Saga.

(2)    Includes Bubble Witch Saga and Bubble Witch 2 Saga.

Acquisitions

In the year ended 2014, we completed three acquisitions: Defold AB, Astrapia Limited (“Comufy”) and Nonstop Games Oy. With the acquisitions of Defold and Comufy we added innovative technology to support our growing player network and game portfolio. With the acquisition of Nonstop Games we added our first studio in Asia, expanding our talent pool and furthering our efforts to increase our footprint in Asian markets.

Additionally, on February 6, 2015 we signed an agreement to acquire Z2Live, Inc., a game development company based in Seattle, Washington. With the acquisition of Z2Live, Inc. we will incorporate a proven team focused on contributing to our diversification into new game genres. Z2Live, Inc. will be our first game studio in the United States. The acquisition of Z2Live, Inc. is subject to the satisfaction or waiver of customary conditions, including regulatory approval in the United States, and is expected to be completed no later than the first quarter of 2015.

How We Generate Revenue

We generate our revenue primarily through the sale of virtual items, which most of our payers purchase with our virtual currency. While our players are able to enjoy our games for free, we sell virtual items to a subset of players who wish to enhance their entertainment experience. Virtual items available for purchase include extra lives, allowing players to extend the duration of their game session, skill-enhancing boosters, helping our players progress through games more quickly and access to content, hastening players’ access to new episodes. We believe that designing great games that create a sense of delight and excitement drives game longevity and customer loyalty, and is the most effective way of building a sustainable business over the long term.

Over the year our portfolio of games has largely transitioned from selling virtual items to selling virtual currency which players can use to buy in-game virtual items. The majority of our virtual items are purchased with our virtual currency and are consumable in nature. Revenue related to consumable virtual items is recognized upon its use, which approximates the time the consumable virtual item is purchased.

Most of the purchases of virtual currency are currently processed by the platform provider used by the individual player. Nearly all purchases of virtual currency were made through Apple’s iOS, Google’s Android and Facebook platforms during the year ended December 31, 2014. These platforms typically charge us a fee for their payment processing infrastructure services. We generally recognize revenue on a gross basis and record a corresponding cost of revenue for the amount paid to our platform partners.

We generate a small portion of our revenue from skill tournaments on our royalgames.com website. In the year ended December 31, 2014, revenue from these skill tournaments represented less than 1% of our revenue. We also historically generated a portion of our revenue from the sale of advertising space to third parties on our royalgames.com website and in our games. In the second quarter of 2013, we discontinued selling such advertising space.

Key Business Metrics

We use the following key financial and operating metrics to evaluate and manage our business on an ongoing basis, which we believe are useful for investors to compare key financial data both within and across reporting periods:

—	Financial Metrics

—	Gross Bookings

—	Revenue

—	Adjusted Revenue

—	Adjusted EBITDA

—	Adjusted EBITDA margin

—	Operating Metrics

—	Monthly Active Users (MAUs)

—	Daily Active Users (DAUs)

—	Monthly Unique Users (MUUs)

—	Monthly Unique Payers (MUPs)

—	Monthly Gross Average Booking per Paying User (MGABPPU)

Key Financial Metrics

Gross Bookings and Revenue. Gross bookings is defined in “Item 3.A. Selected Financial Data—Non-GAAP Financial Measures”.

Prior to June 2013, gross bookings included amounts collected for advertising space sold which have subsequently become immaterial. The following table reflects our gross bookings and the reconciliation of revenue to gross bookings for each of the periods indicated:

	Quarter Ended
	Dec. 31,	Sept. 30,	Jun. 30,	Mar. 31,	Dec. 31,	Sept. 30,	Jun. 30,	Mar. 31,
Reconciliation of Revenue to Gross Bookings:	2014	2014	2014	2014	2013	2013	2013	2013

(in thousands)
Revenue	$545,617	$514,352	$593,563	$606,709	$601,715	$621,196	$455,472	$205,918
Sales tax	27,406	20,972	18,573	34,714	31,530	30,085	23,338	14,735
Other revenue(1)	(1,820)	(1,901)	(2,428)	(2,499)	(2,442)	(4,153)	(4,825)	(3,497)
Movement in player wallet and other adjustments(2)	1,496	1,495	1,464	1,300	1,599	1,337	1,208	1,339
Change in deferred revenue	13,583	9,001	(81)	865	(276)	(285)	5,726	101

Gross bookings	$586,282	$543,919	$611,091	$641,089	$632,126	$648,180	$480,919	$218,596

(1)	Other revenue includes tax rebates and other marketing-related rebates from platform providers.
(2)	Calculated as the change of the net withdrawable cash balance in skill tournament players’ accounts after adjustments for tournament fees, deposits, withdrawals and chargebacks.

Gross bookings in the quarter ended December 31, 2014 increased compared to the quarter ended September 30, 2014 by $42 million, or 8%. The increase in gross bookings was primarily due to higher gross bookings related to our newer games, partially offset by lower gross bookings related to our more mature games. Additionally, we experienced increases in overall monetization during the holiday periods.

Gross bookings in the quarter ended December 31, 2014 decreased compared to the quarter ended December 31, 2013 by $46 million or 7%. The decline was driven by a decrease in Candy Crush Saga gross bookings, partially offset by an increase in gross bookings from our more recently launched games.

78% of our quarter ended December 31, 2014 gross bookings were derived from our mobile audience compared to 77% in the quarter ended September 30, 2014 and 73% the fourth quarter ended December 31, 2013.

Our most successful game, Candy Crush Saga, accounted for 45% of our gross bookings in the quarter ended December 31, 2014 compared to 51% in the quarter ended September 30, 2014 and 78% in the quarter ended December 31, 2013. We believe Candy Crush Saga will continue to represent a lower proportion of our gross bookings as we continue to diversify our game portfolio.

Revenue in the quarter ended December 31, 2014 increased compared to the quarter ended September 30, 2014 by $31 million, or 6%. The key drivers of this increase were consistent with those affecting gross bookings, partially offset by an increase in deferred revenue resulting from the continued transition to virtual currency in most of our mobile games and an increase in the days our players hold virtual currency in our more mature games.

Revenue decreased by $56 million or 9% from $602 million in the quarter ended December 31, 2013 to $546 million in the quarter ended December 31, 2014. The key drivers of this decrease were consistent with those affecting gross bookings in the same period as well as an increase in deferred revenue resulting from the continued introduction of virtual currency to most of our games.

Adjusted Revenue. Adjusted revenue is defined in “Item 3.A. Selected Financial Data—Non-GAAP Financial Measures”. The following table reflects our adjusted revenue, as well as a reconciliation to revenue for each period indicated:

	Quarter Ended
	Dec. 31,	Sept. 30,	Jun. 30,	Mar. 31,	Dec. 31,	Sept. 30,	Jun. 30,	Mar. 31,
Reconciliation of Revenue to Adjusted Revenue:	2014	2014	2014	2014	2013	2013	2013	2013
(in thousands)
Revenue	$545,617	$514,352	$593,563	$606,709	$601,715	$621,196	$455,472	$205,918
Change in deferred revenue	13,583	9,001	(81)	865	(276)	(285)	5,726	101

Adjusted revenue	$559,200	$523,353	$593,482	$607,574	$601,439	$620,911	$461,198	$206,019

Adjusted revenue increased by $36 million or 7% from $523 million in the quarter ended September 30, 2014 to $559 million in December 31, 2014. The key drivers of this increase were consistent with those affecting gross bookings in the same periods.

Adjusted revenue decreased by $42 million or 7% from $601 million in the quarter ended December 31, 2013 to $559 million in the quarter ended December 31, 2014. The decrease was affected by the key drivers affecting gross bookings in the same periods.

Adjusted EBITDA and Adjusted EBITDA Margin. Adjusted EBITDA is defined in “Item 3.A. Selected Financial Data—Non-GAAP Financial Measures”.

The following table reflects the reconciliation of profit to adjusted EBITDA for each of the periods indicated:

	Quarter Ended
	Dec. 31,	Sept. 30,	Jun. 30,	Mar. 31,	Dec. 31,	Sept. 30,	Jun. 30,	Mar. 31,
Reconciliation of Profit to Adjusted EBITDA:	2014	2014	2014	2014	2013	2013	2013	2013
(in thousands, except percentage data)
Profit	$140,617	$141,665	$165,370	$127,199	$159,246	$229,782	$125,915	$52,651
Add:
Income tax expense	63,467	45,779	50,169	34,012	47,583	56,914	29,254	12,930
Foreign currency exchange loss (gain)	(15,145)	(16,072)	(1,946)	4,063	927	971	(387)	(641)
Acquisition-related expense	464	3,784	—	—	—	—	—	—
Non-operating (income) expense	1,510	(2,500)	—	1,403	(239)	(296)	654	52
Net finance (income) costs	196	177	264	268	(54)	1,795	(7)	(3)
Share-based and other equity-related compensation(1)	27,099	30,762	31,412	78,016	59,599	(485)	21,654	15,298
Change in deferred revenue	13,583	9,001	(81)	865	(276)	(285)	5,726	101
Depreciation and amortization	5,553	3,473	3,054	2,765	2,186	1,798	1,345	1,034

Adjusted EBITDA	$237,344	$216,069	$248,242	$248,591	$268,972	$290,194	$184,154	$81,422

Adjusted EBITDA margin	42%	41%	42%	41%	45%	47%	40%	40%

(1)	Includes special cash grants made in the quarters ended December 31, 2013 and March 31, 2014 on a per share or per award basis to personnel and directors who held vested equity securities or other share-based awards at the time of the grant. $38 million of these special grants were paid in 2014. The unvested portion of up to $18 million will be paid over the remaining vesting period of the underlying share-based award, with $12 million expected to be paid in 2015 and the remaining $6 million expected to be paid between 2016 and 2018. For more information, see “—Dividends and Other Payments.”

Adjusted EBITDA increased by $21 million or 10% from $216 million in the quarter ended September 30, 2014 to $237 million in the quarter ended December 31, 2014. The increase was primarily due to the increase in gross bookings discussed above, as well as a $9 million funded game development project completed in the period, partially offset by an $11 million increase in cost of revenue resulting from the increase in gross bookings and an $8 million planned increase in marketing spend to support newly launched games.

Adjusted EBITDA decreased by $32 million or 12% from $269 million in the quarter ended December 31, 2013 to $237 million in the quarter ended December 31, 2014. This decrease was primarily due to a decrease in gross bookings and an increase in research and development expenses, partially offset by a decrease in cost of revenue resulting from the decrease in gross bookings.

Adjusted EBITDA margin increased from 41% in the quarter ended September 30, 2014 and decreased from 45% in the quarter ended December 31, 2013 to 42% in the quarter ended December 31, 2014. We expect adjusted EBITDA margin to fluctuate from quarter to quarter as marketing spend varies with new game launches and other events and promotions throughout the year and as we continue to invest in our game portfolio.

Key Operating Metrics

We track a variety of operating metrics to measure our ability to grow, retain and monetize our user network. These metrics are shown on a sequential quarterly basis, consistent with how we track and monitor our key operating metrics internally. For our calculation of non-unique user metrics, an individual who either plays two of our games on a single platform or device, or the same game on two platforms or devices in the relevant period would be counted as two users. For our calculation of unique user metrics, due to certain technological limitations, we do not de-duplicate user data for users who play our games on multiple platforms or devices in the relevant period.

Monthly Active Users (MAUs). We monitor MAUs as a key measure of the overall size of our network of users and as a measure of their regular engagement with our portfolio of games. MAUs are the number of individuals who played a particular game in the 30- day period ending with the measurement date. We calculate average MAUs by adding the total number of active users as of the end of each month in a given period and dividing by the number of months in the period.

	Quarter Ended
(in millions)	Dec. 31,	Sept. 30,	Jun. 30,	Mar. 31,	Dec. 31,	Sep. 30,	Jun. 30,	Mar. 31,
	2014	2014	2014	2014	2013	2013	2013	2013
Average MAUs	533	495	485	481	408	361	265	138

Average MAUs increased by 38 million, or 8%, to 533 million in the quarter ended December 31, 2014 from 495 million in the quarter ended September 30, 2014. The increase in MAUs was primarily due to the overall growth in our network resulting from our newer games and the overall growth in consumer usage of mobile devices, partially offset by a decline in our Facebook players.

Average MAUs increased by 125 million, or 31%, to 533 million in the quarter ended December 31, 2014 from 408 million in the quarter ended December 31, 2013. This increase was primarily due to the overall growth in our network resulting from our introduction of additional games, our release of new content for existing games and the overall growth in consumer usage of mobile devices partially offset by a decline in our Facebook players.

Daily Active Users (DAUs). We monitor DAUs as a key measure of our active player audience. DAUs are the number of individuals who played one of our games during a particular day. We calculate average DAUs by adding the total number of DAUs for each day in a period and dividing by the number of days in the period.

	Quarter Ended
(in millions)	Dec. 31,	Sept. 30,	Jun. 30,	Mar. 31,	Dec. 31,	Sep. 30,	Jun. 30,	Mar. 31,
	2014	2014	2014	2014	2013	2013	2013	2013
Average DAUs	149	137	138	143	124	109	76	36

Average DAUs increased by 12 million, or 9%, to 149 million in the quarter ended December 31, 2014 from 137 million in the quarter ended September 30, 2014. We believe the reasons for growth in our DAUs were consistent with the factors driving growth in our MAUs.

Average DAUs increased by 25 million, or 20%, to 149 million in the quarter ended December 31, 2014 from 124 million in the quarter ended December 31, 2013. We believe the reasons for growth in our DAUs were consistent with the factors driving growth in our MAUs for the same period.

Monthly Unique Users (MUUs). We monitor MUUs as a key measure of total network reach across our games. MUUs are the number of unique individuals who played any of our games on a particular platform in the 30-day period ending with the measurement date. We calculate average MUUs by adding the total number of unique users as of the end of each month in a given period and dividing by the number of months in the period.

	Quarter Ended
(in millions)	Dec. 31,	Sept. 30,	Jun. 30,	Mar. 31,	Dec. 31,	Sep. 30,	Jun. 30,	Mar. 31,
	2014	2014	2014	2014	2013	2013	2013	2013
Average MUUs	356	348	345	352	304	269	194	101

Average MUUs increased by 8 million, or 2% to 356 million in the quarter ended December 31, 2014 from 348 million in the quarter ended September 30, 2014. We believe the reasons for the movement in MUUs were consistent with the factors driving the increase in our MAUs for the same period. However, the higher growth in MAUs relative to MUUs indicates that a higher portion of players are playing more than one of our games, which we believe is primarily due to our active cross-promotion efforts. As our network and game portfolio grows and we continue to cross promote new games to our existing players, we expect MUUs to grow at a slower rate than MAUs.

Average MUUs increased by 52 million, or 17%, to 356 million in the quarter ended December 31, 2014 from 304 million in the quarter ended December 31, 2013. We believe the reasons for the movement in MUUs were consistent with the factors driving the increase in MAUs for the same period.

Monthly Unique Payers (MUPs). We monitor MUPs as a key measure of total paid network reach across our network of games. MUPs are the number of unique individuals who made a purchase of virtual currency at least once on a particular platform in the 30-day period ending with the measurement date. We calculate average MUPs by adding the total number of unique payers as of the end of each month in a period and dividing by the number of months in the period. Due to technological limitations, average MUPs for periods prior to April 2013 exclude Google’s Android payers.

	Quarter Ended
(in thousands)	Dec. 31,	Sept. 30,	Jun. 30,	Mar. 31,	Dec. 31,	Sep. 30,	Jun. 30,	Mar. 31,
	2014	2014	2014	2014	2013	2013	2013	2013
Average MUPs	8,344	8,669	10,423	11,859	12,165	13,012	10,339	4,095

Average MUPs decreased slightly by 4% in the quarter ended December 31, 2014 compared to the quarter ended September 30, 2014. This decline can be attributed to the adoption of virtual currency by most of our payers, starting in the latter part of the quarter ended September 30, 2014 and continuing throughout the quarter ended December 31, 2014. Virtual currency creates the opportunity to transact at higher amounts and therefore reduces the number of transactions captured in a period. Additionally, there was a decline in the number of payers who pay in one game partially offset, as the quarter progressed, by an increase in payers who pay in more than one game.

Average MUPs decreased by 31% in the quarter ended December 31, 2014 compared to the quarter ended December 31, 2013. We believe this decrease was primarily a result of reduced payment activity among our less engaged payers on the network, in addition to an increased number of our games offering virtual currency, which reduces the frequency of monetization as large packages of virtual currency are purchased and used over extended periods.

Monthly Gross Average Bookings per Paying User (MGABPPU). We monitor MGABPPU as a key measure of overall monetization across our network on a monthly basis. MGABPPU is calculated by dividing (1) our total gross bookings in a given period by (2) the number of months in that period, divided by (3) the average number of MUPs during the period. Due to technological limitations, average MGABPPU for periods prior to April 2013 exclude Google’s Android payers.

	Quarter Ended
	Dec. 31,	Sept. 30,	Jun. 30,	Mar. 31,	Dec. 31,	Sep. 30,	Jun. 30,	Mar. 31,
	2014	2014	2014	2014	2013	2013	2013	2013
MGABPPU	$23.42	$20.92	$19.54	$18.02	$17.32	$16.60	$15.51	$15.92

MGABPPU increased by $2.50 or 12%, from $20.92 in the quarter ended September 30, 2014 and by $6.10, or 35%, from $17.32 in the quarter ended December 31, 2013 to $23.42 in the quarter ended December 31, 2014. The increase in MGABPPU reflects that a higher portion of our payers are paying in more than one game. Additionally, the increased use of virtual currency in our games, which creates the opportunity to transact at higher amounts, had a positive impact on our MGABPPU during the period. With substantially all of our gross bookings now coming from games offering virtual currency, we expect the impact of virtual currency on our MGABPPU to be less impactful going forward.

Factors Affecting Our Performance

Studio and Game Development Teams

We have invested in expanding our game studios as well as our technical and creative teams around the world. We plan to continue to invest in our existing game studios while creating additional studio capacity so we can continue to develop new innovative game IP, expand our game portfolio including games in new genres, as well as operate, expand and enhance content for existing games. Our ability to hire and retain quality engineering, technical and creative staff will be important for successful new game launches and to sustain our profitability.

Content Development: New Game Launches and Franchise Expansion

Our future revenue will depend on our ability to continue to efficiently develop and launch high-quality titles that become and remain popular, while expanding our franchises. The success and timing of our title and franchise developments could vary in the future, which may in turn impact our future financial performance on a quarterly or annual basis.

Our Technology Platform

We have developed a proprietary technology infrastructure that offers a seamlessly synchronized cross-platform gameplay for our users, creates an integrated development and service platform for our game studios, and allows for innovation and efficiency in our core business functions. Our ability to improve the performance of our games and the effectiveness and efficiency of our retention and acquisition strategies relies on intense analysis of the massive amounts of data generated by our audience. Our architecture has been designed to scale as our game portfolio grows to accommodate the exponential amounts of data our network generates.

Distribution Platforms and User Acquisition Channels

Our future success will depend on our ability to attract, retain and reengage users and to provide our games on the most relevant platforms. To the extent that the way users access and interact with our games changes, either through the introduction of new technologies, distribution platforms, or devices, or through changes to existing user acquisition channels, the effectiveness of and engagement with our games, as well as our ability to reach customers and potential customers, may vary, which may in turn affect our financial performance and future profitability.

Maintaining and Growing Our User Network

We believe that building and sustaining a sizeable and loyal network of users is critical to our future success, as the size of our user network determines the maximum potential audience for the purchase of virtual items. While the majority of our user acquisition has been through unpaid channels, we have also built extensive capabilities and technology infrastructure around paid player acquisition. We sustain our current base of users reinforcing our player network by continuing to promote player adoption of additional games across our portfolio and by acquiring new-to network players. Our ability to cross-sell across our portfolio of games may change, which could in turn impact our financial performance.

Delivering User Engagement

The ability of our games to engage and captivate the interest of our users, encouraging regular, repeated play of not only a specific game, but our entire portfolio of games, is critical to building a dynamic user network. We design our games to strike the right balance between challenge and sense of achievement that encourages long term player engagement and creates demand for the purchase of virtual items. The enduring quality of the games we develop, and our users’ ability to access them on the most relevant platforms, may directly impact our user engagement and in turn impact our financial performance.

Monetization

While users are able to play our games for free, we generate the majority of our gross bookings from the sale of virtual currency that is exchanged for virtual items. Our ability to continue to effectively promote and offer virtual items that our players value will be critical to our financial performance. Future monetization will therefore depend on the quality of the games we develop and distribute, and our ability to convert and retain users as paying customers.

Components of Cost and Expenses

Cost of Revenue

Our cost of revenue consists of direct expenses incurred in order to generate revenue from our games. This primarily includes amounts charged by our platform service providers, and also includes fees paid to payment processing providers, salaries, bonuses, benefits and share-based and other equity-related compensation for our customer support and infrastructure teams.

Research and Development

Our research and development expenses primarily consist of salaries, bonuses, benefits and share-based and other equity-related compensation for our engineers and associated developers. In addition, research and development expenses include outside services and consulting, as well as allocated facilities and other overhead costs.

Costs associated with maintaining our computer software and associated infrastructure are expensed as incurred. Development costs up to soft launch that are directly attributable to the design and testing of our identifiable and unique games are recognized as intangible assets, and amortized within research and development expense over an 18-month period for our mobile and social games, and over a three-year period for our skill tournaments.

Sales and Marketing

Our sales and marketing expenses primarily consist of performance marketing related to player acquisition and reengagement across a variety of mobile and media platforms worldwide. Sales and marketing also includes salaries, bonuses, benefits and share-based and other equity-related compensation for our sales and marketing colleagues, as well as consulting fees. In addition, sales and marketing expenses include general marketing, branding, advertising and public relations costs, as well as allocated facilities and other overhead costs.

General and Administrative

Our general and administrative expenses primarily consist of salaries, bonuses, benefits and share-based and other equity-related compensation for our executive, finance, legal, information technology, human resources and other administrative colleagues, and outside consulting, legal and accounting services, insurance as well as facilities and other overhead costs not allocated to other areas across the business. In addition, general and administrative expenses include all of our depreciation expenses, as well as our non-game amortization.

Other Gains (Losses)

Our other gains (losses) primarily consists of realized and unrealized foreign exchange gains and losses, settlements, other non-operating gains and losses and fair value adjustments to contingent consideration.

Net Finance (Costs) Income

Net finance (costs) income consists primarily of arrangement and other fees incurred to secure our asset-based loan facility (ABL Credit Facility). If we were to borrow under the ABL Credit Facility, net finance (costs) income would include any interest payable on outstanding borrowings and loan fees. Net finance (costs) income also includes interest income earned on our cash and cash equivalents.

Income Tax Expense

Income tax expense consists of income taxes in the various jurisdictions where we are subject to taxation. Our annual effective tax rate fluctuates based on our financial results, as well as the product mix and geographic breakdown of operations and sales. The tax rate could also vary as a result of movements in our share price and the tax treatment of the different share based awards, impacting our deferred taxes associated with our share-based payments. Additionally, future effective tax rates are subject to the tax regimes in which we operate remaining consistent with their current arrangements.

Results of Operations

The following table summarizes our historical consolidated statements of operations data:

	Year Ended December 31,
Consolidated Statements of Operations Data:	2014	2013	2012
(in thousands)
Revenue	$2,260,241	$1,884,301	$164,412
Other income	9,163	—	—
Costs and expenses(1):
Cost of revenue	716,743	584,358	54,713
Research and development	177,934	110,502	28,600
Sales and marketing	455,408	376,898	55,188
General and administrative	184,236	95,667	14,577

Total costs and expenses	1,534,321	1,167,425	153,078

Other gains (losses)	34,100	(870)	(269)
Net finance (costs) income	(905)	(1,731)	52

Profit before tax	768,278	714,275	11,117
Income tax expense	193,427	146,681	3,272

Profit	$574,851	$567,594	$7,845

(1)	Costs and expenses include share-based and other equity-related compensation expense as follows (in thousands):

	Year Ended December 31,
Share-based and other equity-related compensation:	2014	2013	2012
(in thousands)
Cost of revenue	$5,709	$4,583	$820
Research and development	63,992	62,493	6,576
Sales and marketing	11,712	3,617	2,033
General and administrative	85,876	25,373	1,704

Total share-based and other equity-related compensation expense	$167,289	$96,066	$11,133

The following table summarizes our historical consolidated annual statements of operations data as a percentage of revenue for the periods shown:

	Year Ended December 31,
Consolidated Statements of Operations Data:	2014	2013	2012
Revenue	100%	100%	100%
Other income	—	—	—
Costs and expenses(1):
Cost of revenue	32	31	33
Research and development	8	6	17
Sales and marketing	20	20	34
General and administrative	8	5	9
Total costs and expenses	68	62	93
Other gains (losses)	2	—	—
Net finance (costs) income	—	—	—
Profit before tax	34	38	7
Tax expense	9	8	2

Profit	25%	30%	5%

(1)	Costs and expenses include the following share-based and other equity-related compensation expense as follows as a percentage of revenue:

	Year Ended December 31,
Share-based and other equity-related compensation:	2014	2013	2012
Cost of revenue	—%	—%	—%
Research and development	3	3	4
Sales and marketing	1	—	1
General and administrative	4	1	1

Total share-based and other equity-related compensation expense	7%	5%	7%

Years Ended December 31, 2014, 2013 and 2012

Revenue

	Year Ended December 31,			2014 to 2013	2013 to 2012
	2014	2013	2012	% Change	% Change
(in thousands)
Revenue	$2,260,241	$1,884,301	$164,412	20%	1046%

2014 Compared to 2013. Revenue increased $376 million from 2013 to 2014. Revenue was positively impacted by our game launches and new content, largely driven by mobile as we continue to emphasize the mobile game play experience.

2013 Compared to 2012. Revenue increased $1,720 million from 2012 to 2013. Revenue was positively impacted by the growth and success of Candy Crush Saga, particularly on our mobile platforms.

Other Income

	Year Ended December 31,			2014 to 2013	2013 to 2012
(in thousands)	2014	2013	2012	% Change	% Change
Other income	$9,163	$—	$—	NM	NM

2014 Compared to 2013. Other income increased by $9 million from 2013 to 2014. The increase in other income was related to a partner funded game development project.

Costs and Expenses

Cost of Revenue

	Year Ended December 31,			2014 to 2013	2013 to 2012
(in thousands)	2014	2013	2012	% Change	% Change
Cost of revenue	$716,743	$584,358	$54,713	23%	968%
Percentage of revenue	32%	31%	33%

2014 Compared to 2013. Cost of revenue increased by $132 million from 2013 to 2014. This increase was primarily driven by a $121 million increase in amounts charged by our mobile and social platform partners resulting from our increase in gross bookings, partially offset by a $3 million decrease in advertising expense as we discontinued selling advertising space in 2013. Additionally, cost of revenue increased due to a $6 million increase in costs associated with data centers and third party servers and an $8 million increase in headcount and other related expenses including a $1 million increase in share-based and other equity-related of compensation expense. Cost of revenue as a percentage of revenue remained relatively consistent with the prior year at 32%.

2013 Compared to 2012. Cost of revenue increased by $530 million from 2012 to 2013. This increase was driven by a $528 million increase in amounts charged by our mobile and social platform partners, in line with our growth in revenue. Cost of revenue as a percentage of revenue decreased to 31% for the year ended December 31, 2013, from 33% for the year ended December 31, 2012.

Research and Development

	Year Ended December 31,			2014 to 2013	2013 to 2012
(in thousands)	2014	2013	2012	% Change	% Change
Research and development	$177,934	$110,502	$28,600	61%	286%
Percentage of revenue	8%	6%	17%

2014 Compared to 2013. Research and development expense increased by $67 million from 2013 to 2014. This increase was primarily attributable to a $65 million increase headcount and other related expenses to support our growing development efforts. The headcount and other related expenses included a $1 million increase in share-based and other equity-related compensation expense and a $6 million increase in acquisition-related compensation. We capitalized $7 million in development costs during 2014, an increase of $2 million from 2013. We expect capitalized development costs to continue to increase as we add game studios and expand our game portfolio.

2013 Compared to 2012. Research and development expenses increased by $82 million from 2012 to 2013. This reflects a $79 million increase in headcount-related expenses, including $56 million increase in share-based and other equity-related compensation expense. We capitalized $5 million of game development costs during 2013, an increase of $3 million from 2012.

Sales and Marketing

	Year Ended December 31,			2014 to 2013	2013 to 2012
(in thousands)	2014	2013	2012	% Change	% Change
Sales and marketing	$455,408	$376,898	$55,188	21%	583%
Percentage of revenue	20%	20%	34%

2014 Compared to 2013. Sales and marketing expenses increased by $79 million from 2013 to 2014. This increase was primarily due to a $60 million increase in marketing spending including a $56 million increase in performance marketing and television and other production related expenses and was consistent with our increase in revenue. Additionally, salary and other headcount related expenses increased by $19 million, including an $8 million increase in share-based and other equity-related compensation expense.

2013 Compared to 2012. Sales and marketing expenses increased by $322 million from 2012 to 2013. This increase was primarily attributable to $312 million increase in performance marketing spend focused on user acquisition. Sales and marketing expenses decreased from 34% of revenue for the year ended December 31, 2012, to 20% for the year ended December 31, 2013.

General and Administrative

	Year Ended December 31,			2014 to 2013	2013 to 2012
(in thousands)	2014	2013	2012	% Change	% Change
General and administrative	$184,236	$95,667	$14,577	93%	556%
Percentage of revenue	8%	5%	9%

2014 Compared to 2013. General and administrative expenses increased by $89 million from 2013 to 2014. This increase was driven by an $88 million increase in headcount-related, growth and expansion expenses which included a $61 million increase in share-based and other equity-related compensation expense. General and administrative expenses, excluding share-based and other equity-related compensation expense, remained constant at 4% for both years.

2013 Compared to 2012. General and administrative expenses increased by $81 million from 2012 to 2013. This increase was primarily driven by a $55 million increase in headcount-related, growth and expansion expenses, and a $27 million increase in professional and consulting fees related to our proposed corporate restructuring and preparations for our IPO. General and administrative expenses decreased from 9% of revenue in the year ended December 31, 2012 to 5% of revenue in the year ended December 31, 2013.

Other Gains (Losses)

	Year Ended December 31,			2014 to 2013	2013 to 2012
(in thousands)	2014	2013	2012	% Change	% Change
Other gains (losses)	$34,100	$(870)	$(269)	NM	(223%)
Percentage of revenue	2%	0%	0%

2014 Compared to 2013. Other gains (losses) changed by $35 million from a loss of $0.9 million in 2013 to a gain of $34 million in 2014. This increase was primarily driven by a $30 million increase in foreign exchange gains, a $1 million gain related to settlements and $4 million gain related to contingent consideration remeasurement related to acquisitions. Currently our most significant non-functional currencies are Swedish krona (SEK), pound sterling (GBP) and euro (EUR).

2013 Compared to 2012. Other losses increased by $0.6 million from 2012 to 2013. This increase was primarily driven by an increase in foreign exchange gains.

Net Finance (Costs) Income

	Year Ended December 31,			2014 to 2013	2013 to 2012
(in thousands)	2014	2013	2012	% Change	% Change
Net finance (costs) income	$(905)	$(1,731)	$52	(48%)	NM
Percentage of revenue	0%	0%	0%

2014 Compared to 2013. Net finance costs decreased by $0.8 million from 2013 to 2014. This decrease reflects the cost of arrangement and other fees incurred to secure the ABL Credit Facility in 2013, partially offset by ongoing financing costs.

2013 Compared to 2012. Net finance costs increased by $2 million from 2012 to 2013. This increase reflects the cost of arrangement and other fees incurred to secure the ABL Credit Facility in 2013.

Income Tax Expense

	Year Ended December 31,			2014 to 2013	2013 to 2012
(in thousands)	2014	2013	2012	% Change	% Change
Income tax expense	$193,427	$146,681	$3,272	32%	NM
Effective tax rate	25%	21%	29%

2014 Compared to 2013. Income tax expense was $193 million in 2014 and $147 million in 2013, representing effective tax rates of 25%, and 21%, respectively. The differences in our effective tax rates were largely due to the changing mix of our business across geographies and platforms as well as the movement in our share price which impacted our deferred taxes associated with share based payments. In addition, our income tax expense included an amount of non-recoverable withholding tax in 2014.

2013 Compared to 2012. Income tax expense was $147 million in 2013 and $3 million in 2012, representing effective tax rates of 21% and 29%, respectively. The differences in our effective tax rates were largely due to the transitioning mix of the business across the products and geographies in which we operate.

Liquidity and Capital Resources

	Year Ended December 31,
Consolidated Statement of Cash Flows Data:	2014	2013	2012
(in thousands)
Capital expenditures(1)	$41,003	$22,958	$5,257
Net cash generated from operating activities	661,285	685,542	12,242
Net cash flows used in investing activities	(58,972)	(22,958)	(5,926)
Net cash flows from financing activities	(32,650)	(286,679)	—

(1)	Includes purchases of property, plant and equipment and intangible assets.

As of December 31, 2014, we had cash and cash equivalents of $964 million, which consisted of $961 million of cash and cash equivalents maintained at various financial institutions and $3 million held on behalf of customers who maintain accounts with us for skill tournaments on our royalgames.com website. Substantially all of our cash and cash equivalents are held in U.S. dollar-denominated currency and money market funds.

We believe that our existing cash and cash equivalents, together with cash internally generated from ongoing operations, will be sufficient to fund our operations and capital expenditures for at least the next 12 months and beyond. Our future capital requirements will depend on many factors, including our rate of revenue growth, the expansion of our sales and marketing activities, introduction of new games to mobile and social platforms, new studios and acquisitions of other companies. To the extent that existing cash and cash equivalents are insufficient to fund our future activities, we may need to raise additional funds.

We will repatriate cash to Ireland from our subsidiaries by repayment of intercompany balances. We do not intend to repatriate cash in the form of dividend distributions or any other form of taxable payment. Accordingly, we do not expect tax would arise in Ireland in connection with the repatriation of cash from foreign subsidiaries. However, any repatriation of cash in the form of a taxable payment, such as a dividend distribution, would be subject to taxation at the Irish statutory tax rate, which is currently 12.5%.

Operating Activities

Operating activities provided $661 million of cash in 2014. The cash flows from operating activities primarily came from $575 million of profit, adjusted for $298 million of non-cash items, $61 million from changes in our operating assets and liabilities and reduced by $151 million of income tax and net financing costs paid in the year.

Operating activities provided $686 million of cash in 2013. The cash flows from operating activities primarily came from $568 million of profit, adjusted for $196 million of non-cash items, $50 million from changes in our assets and liabilities and reduced by $29 million of income tax and net financing costs paid in the year.

Operating activities provided $12 million of cash in 2012. The cash flows from operating activities primarily came from $8 million of profit, adjusted for $15 million of non-cash items, $9 million from changes in our operating assets and liabilities and reduced by $2 million of income tax paid in the year.

Investing Activities

Our main capital investing activities historically have consisted of acquisitions, the purchases of office equipment, leasehold improvements, computer hardware, patents, computer software, and capitalized game development costs. We estimate that our ongoing capital requirements will scale proportionately with the overall size of the business, but will remain a small percentage of the overall cash generated by the business.

In 2014, we invested $59 million in cash for the purchase of property, plant and equipment, mainly consisting of computer hardware and leasehold improvements for our expanding studios and capitalized game developments costs, as well as the acquisitions of Nonstop Games and Astrapia.

In 2013, we invested $23 million in cash in the purchase of property, plant and equipment, mainly computer hardware and leasehold improvements and capitalized game developments costs.

In 2012, we invested $6 million in cash to purchase property, plant and equipment, mainly consisting of computer hardware and capitalized game development costs, as well as the acquisition of King Mobile AB.

Financing Activities

We used $33 million from financing activities in 2014, primarily related to the $364 million dividend payment and $1 million repurchase of shares, partially offset by the $329 million net proceeds from our IPO and $3 million proceeds from new share issues.

The only significant financing activity in 2013 was the payment of an interim dividend of $287 million in October 2013. There were no significant financing activities in 2012.

Credit Facility

The ABL Credit Facility contains a number of covenants that, among other things, restrict our ability and the ability of our subsidiaries, subject to specified exceptions, to incur additional liens, make investments incur additional debt, merge, dissolve, liquidate or consolidate with or into another entity, sell or dispose of assets and engage in transactions with affiliates. We are required to maintain a consolidated fixed-charge coverage ratio of 1.00 to 1.00 if excess availability under the ABL Credit Facility is less than the greater of $10 million and 10.0% of the revolving credit commitments at any time over the facility term which ends October 2018. As of February 12, 2015, there were no outstanding loans or issued letters of credit under the ABL Credit Facility. As of January 15, 2015, we had approximately $135 million available for borrowing under the ABL Credit Facility. Currently, there are no plans to draw down on the ABL Credit Facility.

Commitments and Contingencies

Our principal commitments consist of obligations under our operating leases. The following table sets forth our principal commitments as of December 31, 2014:

	Payments Due by Period
	Total	Less than 1 year	1-3 Years	3-5 Years	More than 5 Years
(in thousands)
Operating lease obligations	$46,642	$12,213	$21,224	$10,801	$2,404
Acquisition-related contingent consideration(1)	13,000	—	13,000	—	—
Purchase obligations	6,949	4,419	2,530	—	—
Non-current liabilities(2)	55,313	—	52,258	—	3,055

	$121,904	$16,632	$89,012	$10,801	$5,459

(1)	As of December 31, 2014, the contingent consideration related to the Nonstop Game Oy acquisition had an estimated fair value of $13 million. See Note 25 to our consolidated financial statements for more information.
(2)	Non-current liabilities includes Deferred tax liabilities, Income tax liabilities, and Provision for other liabilities. See Note 16 and Note 18 to our consolidated financial statements for more information.

Dividends and Other Payments

On January 31, 2014, our board of directors declared a dividend of $0.795 per share with respect to our equity securities that are eligible to receive dividends, amounting to a total dividend of $217 million in aggregate, which was paid on February 6, 2014.

In April 2014, we paid $29 million to employees who held our discretionary bonus units, which represents 50% of the aggregate amounts payable under these incentive arrangements. We also paid an additional $9 million in related social security charges. The remaining 50% will be payable in the first quarter of 2015, provided such employees are still employed by us at that time.

In August 2014, our board of directors approved a special dividend of $0.46 per share with respect to our equity securities that are eligible to receive dividends, amounting to a total dividend of $147 million in aggregate to be payable to shareholders of record on September 30, 2014. The dividend was paid on October 22, 2014.

On February 12, 2015, our board of directors declared a special dividend of $0.94 per share with respect to our equity securities that are eligible to receive dividends, amounting to a total dividend of approximately $300 million in aggregate, to be payable to shareholders of record on March 4, 2015. We expect the dividend to be paid on March 24, 2015.

Certain of our equity securities and other share-based incentive awards are not eligible to receive dividends. As a result, on October 21, 2013 and January 31, 2014, our board of directors approved aggregate special cash grants of $28 million and $31 million, respectively, to our current personnel and directors that hold such securities and awards. These special grants, along with $12 million in related social security charges, are recognized in the consolidated statement of operations over the vesting period of the underlying equity securities or awards.

Share Repurchase Program

On November 4, 2014, our board of directors approved (subject to requisite regulatory and shareholder approval) a share repurchase program of up to $150 million worth of our ordinary shares to be effected through open market purchases. We obtained the requisite approvals for the program from shareholders and the Irish Takeover Panel on January 29, 2015. The board of directors approved a one-year extension of the share repurchase program and determined that it would seek a renewal of the requisite approvals from the Irish Takeover Panel and shareholders at the next annual general meeting in mid-2015.

No repurchases of shares were made under this program in the year ended December 31, 2014. Between January 29, 2015 and February 11, 2015, we repurchased an aggregate of 745,997 shares for $10 million under this program.

Off Balance Sheet Arrangements

As of December 31, 2014, we did not have any relationships with unconsolidated entities or financial partnerships, such as entities often referred to as structured finance or special purpose entities, which would have been established for the purpose of facilitating off-balance sheet arrangements or other contractually narrow or limited purposes.

Critical Accounting Policies and Estimates

Our consolidated financial statements are prepared in accordance with IFRS and require our directors to make critical estimates and judgments that affect the amounts reported in the consolidated financial statements and accompanying notes. These estimates and judgments are continually evaluated and are based on historical experience and other relevant factors, including expectations of future events that are believed to be reasonable under the circumstances. See Note 5 of our consolidated financial statements for further discussion on our critical accounting estimates and judgments.

The accounting policies that most frequently require us to make judgments, estimates, and assumptions and, therefore, are critical to understanding our results of operations, include the following:

•	revenue recognition;
•	accounting for internally generated software;
•	accounting for income taxes; and
•	accounting for share-based payments.

See Note 3 to our consolidated financial statements for more information about these accounting policies.

Quantitative and Qualitative Disclosures About Market Risk

During the year ended December 31, 2014, there were no significant changes to our quantitative and qualitative disclosures about market risk. See, “Item 11. Quantitative and Qualitative Disclosure About Market Risk” and Note 4 to our consolidated financial statements for more information.

Recently Issued and Adopted Accounting Standards

For information with respect to recent accounting pronouncements and the impact of these pronouncements on our financial statements, see Note 3 to our consolidated financial statements.

Item 6. Directors, Senior Management and Employees

A. Directors and Senior Management

The following table sets forth information as of January 31, 2015 regarding our senior management, consisting of the executive officers identified below and our directors. Unless otherwise stated, the business address for our directors and executive officers is c/o King Digital Entertainment plc, Fitzwilton House, Wilton Place, Dublin 2, Ireland.

Name	Age	Position
Riccardo Zacconi	47	Chief Executive Officer and Director
John Sebastian Knutsson	46	Chief Creative Officer and Director
Stephane Kurgan	47	Chief Operating Officer and Director
Hope Cochran	43	Chief Financial Officer
Robert Miller	46	Chief Legal Officer and Corporate Secretary
Gerhard Florin(1)(2)(3)	55	Chairman of the Board of Directors
Roy Mackenzie(1)(2)(3)	43	Director
Robert S. Cohn	65	Director
E. Stanton McKee, Jr.(2)	70	Director
Andrew P. Sillitoe	42	Director

(1)	Member of compensation committee.
(2)	Member of audit committee.
(3)	Member of nominating and corporate governance committee.

Executive Officers

Riccardo Zacconi is one of our founders and has served on our board of directors and as our Chief Executive Officer since March 2003. Mr. Zacconi has more than 15 years of experience in the online and consumer industry. Previously, Mr. Zacconi served as Vice President of European Sales and Marketing at uDate.com Ltd., an online dating service, until it was acquired by InterActive Corporation in 2002. Prior to uDate.com, Mr. Zacconi was an Entrepreneur in Residence at Benchmark Capital Partners, Managing Director at Spray Network GmbH, a Qualified Case Leader at The Boston Consulting Group, Inc. and a consultant at LEK Consulting LLP. Mr. Zacconi holds a B.A. in Economics from LUISS University, Italy.

John Sebastian Knutsson is one of our founders and has served on our board of directors since October 2003, as our Chief Creative Officer since June 2004 and as our Executive Product Developer from February 2003 to June 2004. Mr. Knutsson has more than 19 years of experience in the Internet industry. Previously, Mr. Knutsson served as the founder and Chief Creative Officer of Fjord Network AB, a developer of IP-telephone services, co-founded Spray Ventures AB and served in various product development positions at Lycos Europe, N.V., Spray Network AB and Razorfish, Inc. until it was acquired by Lycos, Inc. Mr. Knutsson has served as a member of the board of directors of Joshsthlm AB since 2006. Mr. Knutsson previously served on the board of directors of GS Knutsson AB until April 2013. Mr. Knutsson holds a B.A in Cost Analysis and Finance from Stockholm School of Economics, Sweden.

Stephane Kurgan has served on our board of directors since April 2012 and as our Chief Operating Officer since April 2011. Mr. Kurgan has more than 21 years of management experience in high growth technology businesses. Prior to joining us, Mr. Kurgan served as the Chief Financial Officer at Tideway Systems Ltd., a data center management software company that was acquired by BMC Software, Inc., served as a Senior Vice President and Managing Director of enba plc, held various sales and product management roles at Bureau van Dijk Electronic Publishing BV, and was a consultant with McKinsey & Company, Inc. Mr. Kurgan has served as a member of the board of directors of HK Ltd. since January 2006. Mr. Kurgan previously served on the board of directors of Lasker Fund LP and Gladstone Capital Management LLP until December 2012. Mr. Kurgan holds a B.A. in Economics from the Universite Libre de Bruxelles, Belgium, a Diploma in International Relations from the Johns Hopkins University SAIS School, Italy, and an M.B.A. from INSEAD, France.

Hope Cochran has served as our Chief Financial Officer since October 2013. Ms. Cochran has more than 18 years of senior executive experience at various technology companies. Prior to joining us, Ms. Cochran served in several positions at Clearwire Corporation, most recently as Chief Financial Officer, until it was acquired by Sprint Nextel Corporation in 2013. Prior to Clearwire Corporation, Ms. Cochran served as Chief Financial Officer at Evant Incorporated, as Controller of the Americas—Sales Operations at PeopleSoft, Inc., as a founder and the Chief Financial Officer of SkillsVillage until it was acquired by PeopleSoft, Inc. in 2001, and as an auditor at Deloitte & Touche LLP. Ms. Cochran holds a B.A. in Economics and Music from Stanford University.

Robert Miller has served as our Chief Legal Officer and Corporate Secretary since August 2012. Mr. Miller has more than 19 years of leadership and industry experience in legal departments at various technology, media and communications companies. Prior to joining us, Mr. Miller served as Head of Legal – International at LivingSocial, Inc., as Vice President and General Counsel at Skype S.à. r.l., as Senior Director of Legal and Government Affairs at eBay U.K. Ltd., and as Corporate Counsel at British Telecommunications plc. Mr. Miller holds a B.A. (Hons) in Economics and Government from The University of Manchester, England, qualified from the City Law School, London, England, and completed the International Executive Programme in General Business Management at INSEAD, France.

Non-Executive Directors

Gerhard Florin has served as a member of our board of directors since September 2010 and as Chairman of our board of directors since November 2014. Dr. Florin is also the owner and controller of G. Florin Consulting GmbH. Dr. Florin previously served in various positions at Electronic Arts Inc., including as Executive Vice President, Global Publishing Operations from 2005 until 2010, as Senior Vice President and Managing Director, European Publishing from April 2003 until September 2005, as Vice President, Managing Director for European countries from 2001 until April 2003, and as Managing Director for German speaking countries from 1996 until 2001. Prior to joining Electronic Arts Inc., Dr. Florin held various positions at BMG, the global music division of Bertelsmann AG, and worked as a consultant with McKinsey & Company, Inc. Dr. Florin currently serves as a member of the board of directors of Funcom N.V., G. Florin Consulting GmbH, Innogames GmbH, Kobojo GmbH and Tipico Co. Ltd. Dr. Florin previously served on the board of directors of Electronic Arts until December 2010. Dr. Florin holds a Master’s and Ph.D. in Economics from the University of Augsburg, Germany.

Roy Mackenzie has served as a member of our board of directors since December 2006. Mr. Mackenzie is a Partner at Apax Partners LP, where he focuses on investments in the technology and telecom sector. Prior to joining Apax Partners in 2003, Mr. Mackenzie was a consultant at McKinsey & Company, Inc., where he focused on serving technology industry clients. Mr. Mackenzie currently serves as a member of the board of directors of Epicor Software Corporation and Sophos Ltd. Mr. Mackenzie previously served as a member of the board of directors of NXP BV. Mr. Mackenzie holds an M.B.A. from the Stanford Graduate School of Business and a Masters of Engineering from Imperial College, London.

Robert S. Cohn has served as a member of our board of directors since March 2013. Mr. Cohn also serves as a Senior Advisor to Coatue Management LLC, and as an independent investor and advisor to emerging companies. Mr. Cohn was most recently the founding Chairman of RelateIQ, Inc. from 2011 until 2014 when it was acquired by salesforce.com. Previously, Mr. Cohn was an investing partner at Sequoia Capital LLP. Prior to Sequoia, he founded Octel Communications Corporation in 1982 where he served as Chairman and Chief Executive Officer. After Octel Communications was acquired in 1997 by Lucent Technologies, Inc., he served as President of the Octel Messaging Division and as an Executive Vice President of Lucent Technologies for two years. Prior to Octel, Mr. Cohn was a consultant at McKinsey & Company, Inc., and worked in the Division of Financial Affairs and Relations at Banque Rothschild in France. He previously served as a Trustee of Robert Ballard’s Ocean Exploration Trust, a member of the Board of Advisors for the Stanford Graduate School of Business, and as a member of the board of directors of various companies, including Electronic Arts Inc., Charter Communications, Inc., Taboola, Inc. and NASDAQ, where he also served on the Executive Committee. Mr. Cohn holds a B.S. in Mathematics and Computer Science from the University of Florida and an M.B.A. from the Stanford Graduate School of Business.

E. Stanton McKee, Jr. has served as a member of our board of directors since June 2013. From 1989 until his retirement in 2002, Mr. McKee served at Electronic Arts Inc., most recently as Executive Vice President and Chief Financial and Administrative Officer. Mr. McKee also serves as a member of the board of directors and chairman of the audit committees of LeapFrog Enterprises, Inc. and Webroot, Inc. Mr. McKee served as a member of the board of directors and as chairman of the audit committee of ArcSight, Inc. until 2010. Mr. McKee has served on the board of directors of a number of private companies and currently serves on the board of directors of Privasys, Inc. and Revvim, and the advisory boards of Clickfox, Inc. and a private equity fund. Mr. McKee holds a B.A. from Stanford University and an M.B.A. from the Stanford Graduate School of Business.

Andrew P. Sillitoe has served as a member of our board of directors since March 2014. Mr. Sillitoe is a Partner and co-Chief Executive Officer of Apax Partners LLP. Prior to joining Apax Partners in 1998, Mr. Sillitoe was a consultant at LEK Consulting LLP. Mr. Sillitoe currently serves as a director of various entities associated with Apax Partners. He previously served as a member of the board of directors of Intelsat Ltd., Orange Communications SA and TDS A/S. Mr. Sillitoe holds an M.A. in Politics, Philosophy and Economics from the University of Oxford, England, and an M.B.A. from INSEAD, France.

There are no family relationships among any of our directors or executive officers.

B. Compensation

Non-Executive Director Compensation

In connection with our IPO, our board of directors adopted a compensation program for our non-executive directors. Pursuant to that program, non-executive directors receive an annual cash retainer of $50,000 as well as the following compensation:

•	the Chairman of the Board receives an annual cash retainer of $75,000;

•	the Chair of the audit committee receives an annual cash retainer of $30,000 and the other members of the audit committee receive an annual cash retainer of $15,000;

•	the Chair of the compensation committee receives an annual cash retainer of $20,000 and the other members of the compensation committee receive an annual cash retainer of $10,000; and

•	the Chair of the nominating and corporate governance committee receives an annual cash retainer of $10,000 and the other members of the nominating and corporate governance committee receive an annual cash retainer of $5,000.

In addition, we pay the reasonable costs and expenses incurred by our directors in connection with attending meetings of the board of directors and its committees. The aggregate compensation, including share-based payments, to our non-executive directors for the year ended December 31, 2014 was $3.4 million, including compensation paid to Melvyn Morris who stepped down from his role as Chairman to take a leave of absence from the board of directors for personal reasons in November 2014. We pay our non-executive directors in local currencies and have applied the applicable exchange rates as of December 31, 2014 to determine the aggregate amount set forth in the preceding sentence. The fees that are otherwise payable to Mr. Mackenzie and Mr. Sillitoe for their board service are instead paid to an entity associated with Apax Partners LLP.

We have not set aside or accrued any amounts to provide pension, retirement or similar benefits for our non-executive directors and we do not have service contracts with any of our non-executive directors that provide for benefits upon termination. For the year ended December 31, 2014, we did not grant any equity awards to our non-executive directors.

Executive Director and Key Management Personnel Compensation

The aggregate compensation to our executive directors, executive officers and key management personnel, a total of ten individuals, for the year ended December 31, 2014 was $105.3 million, which includes $78.0 million of share-based payments, as well as pension, health insurance and life insurance benefits. Two key management personnel included in this group were key management personnel of Midasplayer International Holding Company p.l.c., the predecessor to King Digital Entertainment plc, and ceased to be key management personnel upon our IPO. Our executive directors, executive officers and key management personnel will also be paid an aggregate of $12.2 million including the remainder of special cash grants awarded in 2013, 2014 and a new grant awarded in 2015. These grants are paid over applicable vesting periods up until 2019 and are, subject to continued employment. For more information about special cash grants, see “Item 5. Operating and financial review and Prospects—Management’s Discussion and Analysis of Financial Condition and Results of Operations—Dividends and Other Payments.” We pay our executive directors, executive officers and key management personnel in local currencies and have applied the applicable exchange rates as of December 31, 2014 to determine the aggregate amount set forth in the preceding sentence. Our executive directors and executive officers are paid a base salary and an annual discretionary cash bonus, based on company and personal performance, pursuant to the terms of their employment agreements as described below in “—Employment Agreements.” For the year ended December 31, 2014, we did not grant any equity awards to our executive directors, executive officers and key management personnel other than one grant of share options exercisable for an aggregate of 7,422,180 ordinary shares to Stephane Kurgan that vests over four years and has an exercise price of $31.37 per share and an expiration date of October 2023. For more information about this grant, see “Item 7.B. Related Party Transactions—Repurchase of Shares.”

Pension Contributions

We operate a pension plan for our Swedish employees and we pay fixed contributions into a separately administered fund on their behalf. We have no obligation to make further contributions if the fund does not hold sufficient assets to pay all employees the benefits relating to employee service in the current and prior periods. We also contribute to pension insurance plans and have no further payment obligations once these contributions have been paid.

Employment Agreements

Our executive officers have entered into service agreements with certain of our operating subsidiaries. These agreements each contain customary terms, including each executive officer’s salary, bonus, duties, employment benefits, noncompetition, non-solicitation, confidentiality of information, assignment of inventions and intellectual property, termination, and severance. Either party may terminate these service agreements with either six or twelve months’ written notice to the other party as specified in the respective agreements, or we may elect to terminate any of these service agreements and make a payment in lieu of notice. We may terminate an executive officer’s employment for cause, at any time, without prior notice or compensation, or the executive officer may terminate the employment for good reason without notice. Pursuant to these service agreements, the executive officers will receive severance payments upon a termination without cause, a resignation for good reason or in the event of a termination in connection with a change in control. For more information, see the service agreements listed as exhibits hereto.

Share Incentive Arrangements

Prior to our IPO, we granted our employees, directors and consultants equity incentives in the form of subscriptions for our ordinary shares, options exercisable for our ordinary shares and rights to subscribe for our ordinary shares after the IPO. After our IPO, we granted and continue to grant equity incentives only under our 2014 Equity Incentive Plan (2014 Plan). For a complete description of our pre-IPO arrangements, reference is made to our final prospectus filed on March 27, 2014 pursuant to Rule 424(b) under the Securities Act relating to the Registration Statement on Form F-1, as amended (File No. 333-193984).

2014 Equity Incentive Plan

Our 2014 Plan became effective on March 25, 2014. It provides us flexibility to grant a variety of awards to incentivize our employees, consultants and members of our board of directors.

We initially reserved 15,000,000 ordinary shares for issuance under the 2014 Plan. The number of ordinary shares reserved under the 2014 Plan will be automatically increased once annually commencing 2015 through 2024 by the number of ordinary shares equal to the lesser of 5% of our total number of issued ordinary shares on December 31 of the calendar year immediately preceding the date of the increase, 5% of our total number of issued ordinary shares on the date our board of directors approves the increase, or such lesser number as determined in the discretion of our board of directors. Our board of directors may also decide that such an increase will not occur in the next calendar year provided this decision is made prior to the first day of the calendar year in question. The number of ordinary shares reserved under our 2014 Plan increased from 15,000,000 to 28,795,512 effective January 1, 2015 by reason of our board of directors approving an automatic increase of 16,097,946 ordinary shares (equal to 5% of our total number of issued ordinary shares on December 31, 2014). The number of ordinary shares reserved under our 2014 Plan and annual share limits in our 2014 Plan are subject to adjustment in the event of a share split, share dividend or other change in our capitalization.

The ordinary shares we issue under the 2014 Plan will be authorized but unissued ordinary shares or shares that we reacquire. The ordinary shares underlying any awards that are forfeited, cancelled, held back upon exercise or settlement of an award to satisfy the exercise price or tax withholding, satisfied without any issuance of ordinary shares, expire or are otherwise terminated (other than by exercise) under the 2014 Plan will be added back to the ordinary shares available for issuance under our 2014 Plan. In addition to the number of our ordinary shares reserved initially under our 2014 Plan, and any automatic annual increase in that number, if the employee benefit trust that we have established acquires ordinary shares from our former employees, directors or consultants who purchased those shares before our IPO, those ordinary shares may be used by the employee benefit trust to satisfy awards we make under the 2014 Plan, other than share options and stock appreciation rights.

No individual may be granted awards under our 2014 Plan of more than 1,250,000 of our ordinary shares in any calendar year, except that a new employee may be granted awards of up to 2,500,000 of our ordinary shares in the first year of employment.

The 2014 Plan is administered by the compensation committee of our board of directors. The compensation committee has full power to select, from among the individuals eligible for awards, the individuals to whom awards will be granted, to make any combination of awards to participants, and to determine the specific terms and conditions of each award, subject to the provisions of the 2014 Plan.

The 2014 Plan permits the granting of the following types of awards to eligible individuals:

Share Options. A share option is a right to acquire our ordinary shares. The exercise price of each share option will be determined by our compensation committee but may not be less than the fair market value of our ordinary shares on the date of grant. The term of each share option will be fixed by the compensation committee and may not exceed 10 years from the date of grant. Share options may vest upon continued employment or upon the achievement of certain performance factors. Our compensation committee will determine when each option may be exercised and other conditions applicable to the share option.

Restricted Stock Units. A restricted stock unit (RSU) represents the right to acquire one ordinary share on a specified date, subject to such conditions and restrictions as our compensation committee may determine, including continued employment or service with us through a specified vesting period or the attainment of certain performance factors.

Stock Appreciation Rights. A stock appreciation right (SAR) is an award in respect of a specified number of our ordinary shares that entitles the holder to receive a payment equal to the excess of the fair market value of our ordinary shares when the SAR is exercised over the exercise price of the SAR. The exercise price of each SAR will be determined by our compensation committee but may not be less than the fair market value of our ordinary shares on the date the SAR is granted. SARs may become exercisable upon continued employment or upon the achievement of certain performance factors. Our compensation committee will determine when each SAR may be exercised, any other conditions applicable to it, and whether it will be settled in cash or our ordinary shares.

Restricted Share Awards. A restricted share award entitles the participant to subscribe for our ordinary shares, upon payment of no less than their nominal value, but the ordinary shares are subject to restrictions, which may include restrictions on transfer or forfeiture provisions. Our compensation committee will determine whether such restrictions will lapse upon continued employment or upon the achievement of certain performance factors, and any other conditions applicable to the restricted shares.

Unrestricted Stock Unit Awards. An unrestricted stock unit is a right to acquire one of our ordinary shares that is free of restrictions and vested in full on the date of grant of the award. Our compensation committee will determine the payment, if any, to be made by the participant under the award.

Performance Awards. A performance award is an award of a cash payment or an award denominated in our ordinary shares that is subject to the achievement of certain performance factors. Our compensation committee will determine the performance factors and any other conditions applicable to the award, and whether the award will be settled in cash or in our ordinary shares.

Awards lapse upon the holder ceasing to be employed or engaged by us, save that share options and stock appreciation rights, to the extent exercisable, may be exercised during a limited period of time after the holder leaves.

Our compensation committee may grant performance-based awards under the 2014 Plan to our service providers in the United States that are intended to qualify as “performance-based compensation” under Section 162(m) of the U.S. Internal Revenue Code of 1986, as amended. These awards will only vest or become payable upon the attainment of certain performance goals that are established by our compensation committee and related to one or more performance criteria.

Awards granted under our 2014 Plan may not be transferred in any manner other than by will or by the laws of descent and distribution, or as determined by our compensation committee.

Non-executive members of our board of directors may receive any type of award under our 2014 Plan, but no individual non-executive director may receive awards over more than 1,250,000 of our ordinary shares in any calendar year.

Our compensation committee may award dividend equivalent rights in respect of awards made under our 2014 Plan, other than share options and stock appreciation rights, but rights granted in respect of an award that is subject to vesting conditions will be subject to those vesting conditions. Dividend equivalent rights may be paid in cash or in our ordinary shares.

Our compensation committee may, without shareholder approval, reprice our share options or stock appreciation rights and, provided the repricing is a reduction in the exercise price, the consent of the participant will not be required. Also, with the consent of the participant, our compensation committee may pay cash or grant new awards in exchange for the surrender and cancellation of outstanding awards.

Upon a change in control of our company, our compensation committee may decide that one or more of the following treatments will apply to outstanding awards under our 2014 Plan: (1) the award, to the extent not fully exercisable or vested or settled, will accelerate and be exercisable or vested or settled in full or in part; (2) performance factors applicable to the award will lapse or will be measured as of the time of the change in control and/or vesting of the award will be determined on a pro-rata basis to take account of the portion of the performance period completed; (3) if the award has an exercise price that is equal to or greater than the price to be paid for our ordinary shares in the change in control, it will be cancelled for no payment; (4) if the award has an exercise price that is less than the price to be paid for our ordinary shares in the change in control, it will be cancelled for payment to the participant of consideration equivalent to the price to be paid less the applicable exercise price; (5) the participant will be allowed a specified period in which to exercise the award if it is a share option or stock appreciation right; (6) the award will be assumed by the acquirer and converted into an award over its shares or will be surrendered and replaced with an equivalent award; (7) ordinary shares subject to restrictions will cease to be subject to such restrictions or will be exchanged for or replaced with substantially similar shares or other property subject to similar restrictions; or (8) our compensation committee may determine other appropriate treatment of an award. If our compensation committee determines that an award is not to be cancelled, assumed, exchanged, replaced or converted in the change in control the award will lapse unless, in the case of a share option or stock appreciation right, it is exercised before the change in control. The committee need not treat all awards similarly in the event of a change of control.

If awards are continued following a change in control, our compensation committee may provide that unvested awards will accelerate, in full or in part, if the participant’s employment is involuntarily terminated within 12 months after the change in control.

Our board of directors may suspend, amend or terminate our 2014 Plan and our compensation committee may amend or cancel outstanding awards for purposes of satisfying changes in law or any other lawful purpose, but no such action may adversely affect rights under an award without the holder’s consent. Certain amendments to the 2014 Plan may require the approval of our shareholders.

Our 2014 Plan will terminate on March 5, 2024, unless earlier terminated by our board of directors as described above.

Obligations of Directors to Disclose Holdings

Under the Irish Companies Acts, directors (and certain persons connected with them) must notify us of any acquisition or disposal of interests held by them in our securities (and any securities of other group companies) within five business days of the transaction occurring. A register of these interests must be kept by us and this register can be inspected by shareholders.

In addition, we are obliged to file an annual return with the Irish Companies Registration Office each year and are required to include in this return a list of registered shareholders. If the directors hold their shares outside DTC and instead hold them directly, details of their holdings must be included in this return. This return is available to the public.

Disclosure requirements may also arise in particular circumstances, for example, where a company is in an “offer period” within the meaning of the Irish Takeover Rules.

Because we are a foreign private issuer, our directors and executive officers are not subject to short-swing profit and insider trading reporting obligations under Section 16 of the Exchange Act. Certain of these persons are, however, subject to the obligations to report changes in share ownership under Section 13 of the Exchange Act and related SEC rules.

C. Board Practices

Board of Directors

Our board of directors consists of eight directors, including five non-executive directors and three executive directors, to serve terms which expire in three separate years in a manner similar to a “staggered” board of directors under Delaware law. Directors are elected to serve three-year terms, except that the current terms of Messrs. Cohn and Zacconi will expire at the annual general meeting of shareholders in 2015, the current terms of Messrs. Kurgan, McKee and Sillitoe will expire at the annual general meeting of shareholders in 2016 and the current terms of Messrs. Florin, Knutsson and Mackenzie will expire at the annual general meeting of shareholders in 2017. A director may be re-elected to serve for an unlimited number of terms. As a result of the staggered terms, not all of our directors will be elected in any given year.

Mr. Mackenzie was appointed to the board of directors pursuant to our memorandum and articles of association that were in effect prior to our IPO and a shareholders’ agreement that was terminated in connection with our IPO. Following our IPO, all directors are appointed by the general meeting of shareholders. A director may, subject to compliance with certain Irish statutory procedures, be removed with or without cause by a resolution passed by a majority of the votes cast by those present in person or by proxy at a meeting and who are entitled to vote. Our board of directors may also in certain circumstances appoint additional directors.

The primary responsibility of our executive directors, Messrs. Zacconi, Knutsson and Kurgan, is, together with the rest of our management team, to manage our company. The primary responsibility of our non-executive directors is to supervise the policies of the executive directors and executive officers, and the affairs of our company and its affiliated enterprises. In addition, the non-executive directors assist the executive directors and executive officers by providing advice.

All of our directors, except Messrs. Zacconi, Knutsson and Kurgan, are independent under applicable New York Stock Exchange listing standards.

See “Item 6.B. Compensation” and “Item 7.B. Related Party Transactions” for more information about our service and compensation arrangements with our directors.

Committees of the Board of Directors

We have an audit committee, a compensation committee and a nominating and corporate governance committee. We have adopted a charter for each of these committees, which are available on our website at http://investor.king.com.

Audit Committee

As of December 31, 2014, the members of our audit committee were Mr. McKee, who is the chair of the committee, and Messrs. Florin and Mackenzie. Mr. Mackenzie is not independent under the rules of the SEC and the New York Stock Exchange listing standards applicable to audit committee membership. In order to comply with such independence requirements, Mr. Mackenzie will step down from the audit committee when we have identified a replacement, but no later than March 25, 2015. Following this transition, we currently expect that all members of our audit committee will be independent and meet the requirements for financial literacy under the applicable rules and regulations of the SEC and the New York Stock Exchange listing standards. For information about our audit committee financial expert, see “Item 16A. Audit Committee Financial Expert.”

The audit committee operates under a written charter that satisfies the applicable standards of the SEC and the New York Stock Exchange listing standards. Our audit committee’s responsibilities include:

•	overseeing our corporate accounting and financial reporting process;

•	evaluating the independent auditors’ qualifications, independence and performance;

•	determining the engagement of the independent auditors;

•	reviewing and approving the scope of the annual audit and the audit fee;

•	discussing with management and the independent auditors the results of the annual audit and the review of our quarterly financial statements;

•	approving the retention of the independent auditors to perform any proposed permissible non-audit services;

•	monitoring the rotation of partners of the independent auditors on our engagement team as required by law;

•	reviewing our critical accounting policies and estimates;

•	overseeing our internal audit function; and

•	annually reviewing the audit committee charter and the audit committee’s performance.

Compensation Committee

The current members of our compensation committee are Mr. Florin, who is the chair of the committee, and Mr. Mackenzie. Each member of this committee is independent under the New York Stock Exchange listing standards. Our compensation committee reviews and recommends policies relating to the compensation and benefits provided to our executive officers and employees. The compensation committee’s responsibilities include:

•	reviewing and approving corporate goals and objectives relevant to the compensation of our chief executive officer and other executive officers;

•	evaluating the performance of these officers in light of those goals and objectives;

•	setting the compensation of these officers based on such evaluations;

•	administering the issuance of share options and other awards under our share plans; and

•	reviewing and evaluating, at least annually, the performance of the compensation committee and its members, including compliance of the compensation committee with its charter.

Nominating and Corporate Governance Committee

The current members of our nominating and corporate governance committee are Mr. Mackenzie, who is the chair of the committee and Mr. Florin. Each of the members of our nominating and corporate governance committee is independent under the applicable rules and regulations of the New York Stock Exchange listing standards. The nominating and corporate governance committee’s responsibilities include:

•	making recommendations to our board of directors regarding candidates for directorships and the size and composition of our board of directors;

•	develop, review and recommend to our board of directors our corporate governance guidelines; and

•	reporting and making recommendations to our board of directors concerning governance matters.

D. Employees

For information with respect to our employees, see “Item 4.B. Information on the Company—Employees.”

E. Share Ownership

For information with respect to share ownership of members of our board of directors and senior management, see “Item 7.A Major Shareholders.”

Item 7. Major Shareholders and Related Party Transactions

A. Major Shareholders

The following table sets forth information with respect to the beneficial ownership of our ordinary shares as of December 31, 2014 by:

•	each executive officer;

•	each of our directors;

•	our directors and executive officers as a group; and

•	each person or entity known by us to own beneficially more than 5% of our outstanding shares.

Beneficial ownership is determined in accordance with the rules of the SEC. These rules generally attribute beneficial ownership of securities to persons who possess sole or shared voting or investment power with respect to those securities or receive the economic benefit of ownership of the securities, and includes shares subject to options that are exercisable within 60 days after December 31, 2014. Such shares are also deemed outstanding for purposes of computing the percentage ownership of the person holding the option, but not the percentage ownership of any other person.

Unless otherwise indicated below, to our knowledge, all persons named in the table have sole voting and investment power with respect to their shares, except to the extent authority is shared by spouses under community property laws. Our major shareholders do not have voting rights that are different from each other or our shareholders in general.

Unless otherwise indicated below, the address of each of the individuals and entities named below is c/o King Digital Entertainment plc, Fitzwilton House, Wilton Place, Dublin 2, Ireland.

	Shares Beneficially Owned

	Number	Percent
Major Shareholders:
Entities affiliated with Apax WW Nominees Ltd.(1)	140,962,567	43.8%
Melvyn Morris	35,616,659	11.1

Directors and Executive Officers:
Riccardo Zacconi(2)	31,191,846	9.7
John Sebastian Knutsson(3)	17,601,938	5.5
Stephane Kurgan(4)	8,370,159	2.6
Hope Cochran(5)	203,125	*
Robert Miller(6)	335,678	*
Gerhard Florin(7)	1,120,783	*
Roy Mackenzie(8)	—	—
Robert S. Cohn(9)	238,000	*
E. Stanton McKee, Jr.(10)	87,500	*
Andrew P. Sillitoe(11)	—	—
All directors and executive officers as a group (10 persons)(12)	59,149,029	18.3

*	Less than 1%.
(1)	Ordinary shares held of record by Bellaria Holding S.à r.l. (Bellaria). The sole shareholder of Bellaria is Apax WW Nominees Ltd. (Apax Nominees) as nominee for Apax Europe VI-A, L.P., an English limited partnership (Apax Europe VI-A) and Apax Europe VI-1, L.P., an English limited partnership (Apax Europe VI-1 and, together with Apax Europe VI-A, the Apax Funds). Apax Europe VI GP L.P. Inc., a Guernsey limited partnership (Apax Europe VI GP), is the general partner of each of the Apax Funds. Apax Europe VI GP Co. Limited, a Guernsey company (Apax Europe VI), is the general partner of Apax Europe VI GP. The directors of Apax Europe VI are Andrew Guille, David Staples, Simon Cresswell, Denise Fallaize, Martin Halusa and Nick Kershaw and the directors of Apax Europe VI collectively may be deemed to have shared voting and dispositive power with respect to the shares held by Bellaria. The address for Bellaria is 1-3 Boulevard de la Foire, L-1528 Luxembourg.

(2)	Includes (i) 873,011 ordinary shares subject to a lapsing right of repurchase in our favor as of December 31, 2014, 218,253 of which vest each quarter, and (ii) 880,913 Linked Shares that may be cancelled pursuant to their terms in connection with an exercise of Linked Options. For more information about Linked Shares, see “Item 10.A. Share Capital—Capital Structure—Share Options with Linked Shares.”
(3)	Includes 416,406 ordinary shares issuable upon exercise of share options within 60 days of December 31, 2014.
(4)	Includes 6,120,159 ordinary shares held of record by Mr. Kurgan and 2,250,000 ordinary shares held of record by LTS Trustees S.à r.l., as trustee of the KvH Trust (KvH Trust). The authorized signatories of LTS Trustees S.à r.l. are Markus Gresch, Derek Paul Baudains, Paul Broxup, Johannes Schwab, Jennifer Marie Hennessy, Richard Lousse, Natalie Lerchegger, Denise Isauré Langlois, Michael William Horrocks, Faidra Zisi and Sarah Talbot, and these individuals share voting and dispositive power with respect to the shares held by the KvH Trust. The shares held of record by Mr. Kurgan include: (i) 465,672 ordinary shares subject to a lapsing right of repurchase in our favor as of December 31, 2014, all of which will vest in the first quarter of 2015 and (ii) 1,196,167 Linked Shares that may be cancelled pursuant to their terms in connection with an exercise of Linked Options. For more information about Linked Shares, see “Item 10.A. Share Capital—Capital Structure—Share Options with Linked Shares.”
(5)	Includes 203,125 ordinary shares issuable upon exercise of share options within 60 days of December 31, 2014.
(6)	Includes (i) 54,688 ordinary shares issuable upon exercise of a share option within 60 days of December 31, 2014, and (ii) 66,068 Linked Shares that may be cancelled pursuant to their terms in connection with an exercise of Linked Options. For more information about Linked Shares, see “Item 10.A. Share Capital—Capital Structure—Share Options and Linked Shares.”
(7)	Includes (i) 1,102,033 ordinary shares held of record by Gerhard Florin Consultancy GmbH and (ii) 18,750 ordinary shares issuable upon exercise of a share option by Dr. Florin within 60 days of December 31, 2014. Dr. Florin has sole voting and dispositive power with respect to the shares held by Gerhard Florin Consultancy GmbH.
(8)	Mr. Mackenzie is a Partner at Apax Partners LP, but he does not have voting or dispositive power with respect to the shares held by Bellaria.
(9)	Includes 112,500 ordinary shares subject to a lapsing right of repurchase in our favor as of December 31, 2014, 18,750 of which vest each quarter.
(10)	Includes 87,500 ordinary shares issuable upon exercise of a share option within 60 days of December 31, 2014.
(11)	Mr. Sillitoe is a Partner at Apax Partners LLP, but he does not have voting or dispositive power with respect to the shares held by Bellaria.
(12)	Includes (i) 780,469 ordinary shares issuable upon exercise of a share option within 60 days of December 31, 2014, and (ii) 1,451,183 ordinary shares subject to a lapsing right of repurchase in our favor as of December 31, 2014.

U.S. Resident Shareholders of Record

As of December 31, 2014, 315,517,633 of our outstanding ordinary shares were held by 16 record holders in the United States. The actual number of shareholders is greater than this number of holders and includes shareholders who are beneficial owners of our shares whose shares are held by, and in the name of, brokers and other nominees in the United States. Because of this, and because most of our shares are held in book-entry form, we are not aware of the identity or location of all of our shareholders.

B. Related Party Transactions

Other than the executive and director compensation arrangements discussed in “Item 6.B. Compensation,” we have not entered into any transactions since January 1, 2012 to which we have been or are a party and in which any of our directors, executive officers or holders of more than 5% of our capital stock, or any immediate family member of, or person sharing the household with, any of these individuals or entities, had or will have a direct or indirect material interest other than the following:

Registration Rights Agreement

On March 25, 2014, Riccardo Zacconi, John Sebastian Knutsson, Patrik Stymne, Lars Markgren, Thomas Hartwig, Melvyn Morris, Stephane Kurgan, a trust associated with Stephane Kurgan, entities associated with Apax Nominees and Index Ventures, and the Company entered into a Registration Rights Agreement (Registration Rights Agreement). The Registration Rights Agreement contains customary registration rights, including:

Demand Registration Rights. Certain of such holders have the right to request that we register their shares for sale, subject to customary underwriter’s cutbacks. These holders are entitled to a specified number of demand registration rights six months following our IPO. Those holders that do not have demand registration rights will be entitled to include their shares in any such registrations once a demand request is made.

Shelf Registration Rights. After we are eligible to use a “shelf” registration statement, certain of such holders shall have the right to request that we file a shelf registration statement. We will not, however, obligated to file a shelf registration statement if we have already effected a specified number of shelf registrations or if a shelf registration statement is not available for such offering by holders wishing to participate. Those holders that do not have shelf registration rights will be entitled to include their shares in any such registrations once a shelf request is made.

Piggyback Registration Rights. If we propose to file a registration statement for a public offering of our securities, then we must offer the parties to this agreement an opportunity to include in such registration all or part of their shares, subject to customary underwriter’s cutbacks. Such holders shall have first priority to sell in any such offering (other than the shares we sell) over the shares of any other holders.

Expenses of Registration. We will pay specified expenses related to any demand, piggyback or shelf registration pursuant to the Registration Rights Agreement other than underwriting commissions and discounts.

Indemnification. We will have certain indemnification obligations in connection with the registration rights under the Registration Rights Agreement.

Repurchase of Shares

On January 31, 2014, we repurchased 17,227,880 ordinary shares held by Stephane Kurgan, our Chief Operating Officer and a member of our board of directors, in exchange for an aggregate repurchase price of $1,240,407 plus 7,422,180 Linked Options with an exercise price of $31.37 per share with Linked Shares. Mr. Kurgan subsequently subscribed for 4,190,580 of such Linked Shares for an aggregate subscription price of $536,394. The terms of the repurchase and issuance were determined through arms-length negotiations among the parties. The remaining proceeds from the repurchase of the ordinary shares were used to subscribe for other restricted shares linked to a previous grant of share options.

Loan Agreements

On June 14, 2013, we entered into a loan facility agreement with Mr. Kurgan. Pursuant to the loan facility, we loaned Mr. Kurgan £600,000, with an initial interest rate of 4% per year, to fund Mr. Kurgan’s purchase of a property. The aggregate principal and interest accrued under such loan was repaid in full on October 28, 2013. The terms of this loan facility were determined through arms-length negotiations among the parties.

Service Agreements

In 2011, 2013, and 2014 Midasplayer AB entered into various agreements with Joshsthlm AB, an entity affiliated with John Sebastian Knutsson, our Chief Creative Officer and a member of our board of directors, pursuant to which we received, or continue to receive, certain developer, project management and design consulting services and a software license. Joshsthlm received $367,000, $838,000 and $1,633,000 for these services in 2012, 2013 and 2014, respectively. The 2014 agreement superseded the 2011 and 2013 agreements. The 2014 agreement includes a $1.6 million commitment by King with respect to services in 2015.

In May 2013, we entered into a management services arrangement with Apax Partners LLP, an advisor to our largest shareholders and an entity affiliated with Roy Mackenzie and Andrew Sillitoe, members of our board of directors, pursuant to which we paid £3,000 per day for certain management services. This arrangement concluded on November 30, 2013. The terms of this arrangement were determined through arms-length negotiations among the parties.

Equity Awards

Since January 1, 2012, we have issued an aggregate of 10,765,580 ordinary shares and share options exercisable for 16,398,430 ordinary shares to our directors and executive officers. The weighted-average purchase price for the ordinary share issuances was $0.22 and the weighted-average exercise price per share for the share option issuances was $18.08.

Dividends

On October 24, 2013, we paid a dividend of $287 million with respect to our equity securities that are eligible to receive dividends, which included an aggregate dividend payment of $81 million to our directors and executive officers and $151 million and $26 million to entities affiliated with our major shareholders, the Apax Funds and Index Ventures, respectively.

On February 6, 2014, we paid a dividend of $217 million with respect to our equity securities that are eligible to receive dividends, which included an aggregate dividend payment of approximately $62 million to all directors and executive officers and approximately $115 million and $ 20 million to entities affiliated with Apax Nominees and Index Ventures, respectively. These dividend payments were made as part of a broader dividend to holders of our capital stock.

On October 22, 2014, we paid a special dividend of $147 million with respect to our equity securities that are eligible to receive dividends, which included an aggregate dividend payment of approximately $42 million to all directors and executive officers and approximately $65 million and $11 million to entities affiliated with Apax Nominees and Index Ventures, respectively. These dividend payments were made as part of a broader dividend to holders of our ordinary shares.

On February 12, 2015, our board of directors declared a special dividend of $0.94 per share with respect to our equity securities that are eligible to receive dividends, amounting to a total dividend of approximately $300 million in aggregate to be payable to shareholders of record on March 4, 2015 (the Record Date). Assuming no changes in their share ownership between December 31, 2014 and the Record Date, we expect this to include an aggregate dividend payment of approximately $55 million to all of our directors and executive officers and approximately $33 million to Melvyn Morris and approximately $133 million to entities affiliated with Apax Nominees. These dividend payments will be made as part of a broader dividend to holders of our ordinary shares, which we expect to be paid on March 24, 2015.

See “Item 5. Operating and Financial Review and Prospects —Managements’s Discussion and Analysis of Financial Condition and Results of Operations—Dividends and Other Payments” for more information about these dividend payments.

Other Payments

In connection with our IPO, we paid stamp duty costs on behalf of our selling shareholders, which included an aggregate payment of $281,859 on behalf of all of our directors and executive officers and $191,439, $757,673 and $131,200 on behalf of Melvyn Morris, entities affiliated with Apax of our Nominees and entities affiliated with Index Ventures, respectively.

Indemnity Agreements

Subject to the provisions of, and so far as may be permitted by the Irish Companies Acts, our directors and executive officers will be indemnified by us against all costs, charges, losses, expenses and liabilities incurred by them in the execution and discharge of their duties or in relation thereto including any liability incurred by them in defending civil or criminal proceedings which relate to anything done or omitted or alleged to have been done or omitted by them in their capacity as an officer or employee and in which judgment is given in their favor (or the proceedings are otherwise disposed of without any finding or admission of any material breach of duty on their part) or in which they are acquitted or in connection with any application under any statute for relief from liability in respect of any such act or omission in which relief is granted to them by the Irish court.

Through our wholly-owned subsidiary, King.com Inc., we have entered into agreements to indemnify our directors and officers to the maximum extent allowed under applicable law. These agreements, among other things, provide that we will indemnify our directors for certain expenses (including attorneys’ fees), judgments, fines and settlement amounts reasonably incurred by such person in any action or proceeding, including any action by or in our right, on account of any services undertaken by such person on our behalf or that person’s status as our director.

C. Interests of Experts and Counsel

Not applicable.

Item 8. Financial Information

A. Consolidated Statements and Other Financial Information

Consolidated Financial Statements

See “Item 18. Consolidated Financial Statements.”

Legal Proceedings

For a discussion of legal proceedings, see “Item 4.B. Business Overview—Legal Proceedings.”

Dividend Policy

On October 21, 2013, our board of directors declared a dividend of $1.050 per share with respect to our equity securities that are eligible to receive dividends, amounting to a total dividend of $287 million in aggregate, which was paid on October 24, 2013. On January 31, 2014, our board of directors declared a dividend of $0.795 per share with respect to our equity securities that are eligible to receive dividends, amounting to a total dividend of $217 million in the aggregate, which was paid on February 6, 2014. On August 10, 2014, our board of directors declared a special dividend of $0.46 per ordinary share with respect to our equity securities that are eligible to receive dividends, amounting to a total dividend of $147 million in the aggregate, which was paid on October 22, 2014. On February 12, 2015, our board of directors declared a special dividend of $0.94 per share with respect to our equity securities that are eligible to receive dividends, amounting to a total dividend of approximately $300 million in aggregate to be payable to shareholders of record on March 4, 2015. We expect the dividend to be paid on March 24, 2015.

We do not currently intend to pay any regular dividends in the foreseeable future.

Our ability to pay dividends on our ordinary shares in the future is limited by restrictions, including under Irish law and under our ABL Credit Facility. Any future determination as to the declaration and payment of dividends, if any, will be at the discretion of our board of directors and will depend on then existing conditions, including our financial condition, operating results, contractual restrictions, capital requirements, business prospects and other factors our board of directors may deem relevant. Furthermore, as a matter of Irish law, the ability to pay dividends will depend on the extent of any profits available for distribution, subject to compliance with applicable laws, including the Irish Companies Acts, which require Irish companies to have profits available for distribution before they can pay dividends and, in the case of cash dividends, cash resources available for this purpose. In addition, under the Companies Acts, no dividend may be paid by us unless our net assets are equal to at least our called up share capital plus undistributable reserves and the payment of the dividend does not reduce our net assets below such amount.

Cash dividends on our ordinary shares, if any, are expected to be paid in U.S. dollars. As we are an Irish company, dividend withholding tax (DWT), currently at a rate of 20%, will arise in respect of dividends or other distributions to our shareholders unless an exemption applies. Where DWT does arise, we are responsible for deducting DWT at source and accounting for the relevant amount to the Irish Revenue Commissioners. For additional information on Irish tax considerations and limits on our ability to pay dividends, see “Item 10.E. Taxation—Taxation in Ireland—Dividend Withholding Tax” and “Item 10.A. Share Capital—Dividends.”

B. Significant Changes

See Note 26 to our consolidated financial statements included in this Annual Report for a discussion of subsequent events.

Item 9. The Offer and Listing

A. Offer and Listing Details

Our ordinary shares have been listed on the New York Stock Exchange under the symbol “KING” since March 26, 2014. Prior to that date, there was no public trading market for our ordinary shares. The following table sets forth for the periods indicated the high and low sales prices per share of our ordinary shares as reported by the New York Stock Exchange:

	High	Low
	(Per Share, in USD)
Year Ended December 31, 2014 (from March 26, 2014)	$23.48	$10.68
First Quarter (from March 26, 2014)	21.39	17.62
March (from March 26, 2014)	21.39	17.62
Second Quarter	20.82	15.26
April	20.60	15.84
May	19.46	15.26
June	20.82	16.05
Third Quarter	23.48	12.43
July	23.48	18.26
August	19.95	12.90
September	13.91	12.43
Fourth Quarter	17.56	10.68
October	12.88	10.68
November	17.12	11.32
December	17.56	14.93

Year Ended December 31, 2015
First Quarter (through February 12, 2015)	15.51	11.96
January	15.51	11.96
February (through February 12, 2015)	15.01	13.06

B. Plan of Distribution

Not Applicable.

C. Markets

See “Item 9. The Offer and Listing – Offer and Listing Details.”

D. Selling Shareholders

Not Applicable.

E. Dilution

Not Applicable.

F. Expenses of the Issue

Not Applicable.

Item 10. Additional Information

A. Share Capital

Organization

We are an Irish public company with limited liability. We were organized in Ireland on July 3, 2013 under the name King Digital Entertainment plc (registration number 529753). Our affairs are governed by our amended and restated memorandum of association and articles of association and Irish law.

Objective

As provided by and described in Clause 3 of our memorandum of association, our principal objective is to carry on the business of a holding company and all associated related activities and to carry on various activities associated with that objective.

Capital Structure

The following description of our share capital is a summary. This summary is subject to the Irish Companies Acts and to the complete text of our memorandum (Memorandum) and articles of association (Articles), which are incorporated by reference as Exhibit 1.01 to this Annual Report.

Authorized Share Capital

As of December 31, 2014, our authorized share capital was $81,000 and €40,000 divided into 1,000,000,000 ordinary shares with a nominal value of $0.00008 per share, 40,000 Euro Deferred Shares with a nominal value of €1.00 ($1.30) per share, and 12,500,000 preferred shares with a nominal value of $0.00008 per share (Undesignated Shares).

Issued Share Capital

As of December 31, 2014, our issued share capital was $25,758 and €40,000 divided into 321,958,914 ordinary shares with a nominal value of $0.00008 per share and 40,000 Euro Deferred Shares with a nominal value of €1.00 ($1.30) per share.

Share Options

As of December 31, 2014, we had outstanding options to acquire 22,879,801 ordinary shares which were granted to employees, directors and consultants (i) before the date of our IPO in exchange for equivalent options granted by Midasplayer International Holding Company p.l.c. pursuant to individual share option agreements and (ii) following our IPO, pursuant to our 2014 Plan. The options have a weighted-average exercise price of $14.72 per share and generally expire ten years after their grant (or in the case of options granted before the date of our IPO, on the tenth anniversary of the original issuance of the options to purchase shares in Midasplayer Holding Company p.l.c.).

Restricted Share Units

As of December 31, 2014, we also had outstanding 1,799,515 RSUs, which were granted to employees, directors and consultants pursuant to our 2014 Plan since the date of our IPO. Upon vesting of each RSU, an ordinary share is issued to the holder subject to payment of the nominal value of $0.00008 per share. Participants in our 2014 Plan are generally required to pay one U.S. Dollar, or a unit of their local currency, in consideration for the grant of an option or an award of RSUs.

Share Options with Linked Shares

In January 2014, pursuant to individual option agreements, we granted “D1” options to purchase our ordinary shares (Linked Options) to certain employees and in connection with such Linked Option grants, the optionholder also was entitled to subscribe for an equivalent number of “D3” ordinary shares at the fair market value for such ordinary share. Immediately prior to our IPO, the D3 ordinary shares converted into our ordinary shares, subject to contractual restrictions with respect to transfer, voting and the right to dividends, to participate in any bonus issues of shares or to receive notice of, and vote at, general meetings (Linked Shares). This linking of an option to subscribe for ordinary shares with an equivalent number of Linked Shares is intended to allow for a more favorable tax treatment of the holder’s gains upon a sale of our ordinary shares and not to otherwise provide additional economic value in addition to the value delivered by the option over ordinary shares. The terms of the Linked Options substantially mirror the provisions of the other outstanding share options described in “Share Options” above.

Of the outstanding options to acquire 22,879,801 ordinary shares as of December 31, 2014 referenced above, 13,999,650 are Linked Options, and of the 321,958,914 ordinary shares outstanding as of December 31, 2014, 2,535,097 are Linked Shares.

A portion of the Linked Options are subject to market-based vesting conditions based on our achievement of an average target price per share over a specified time period, which is either $25.54, $31.54 and $37.54. These Linked Options will vest in three tranches over seven years depending on our share price.

Upon exercise of vested Linked Options, the optionholder will either receive value through the “release” of Linked Shares or the exercise of the Linked Options, depending on the share value at the time of exercise. Each option agreement contains a formula to determine how many Linked Shares will be released from the Linked Share restrictions in order to deliver to the optionholder the in-the-money value of the Linked Option (i.e. market value of our ordinary shares less the exercise price). If the in-the-money value of the vested Linked Options is delivered by the release of Linked Shares, we will cancel the corresponding number of Linked Options. To the extent the optionholder does not hold a sufficient number of Linked Shares to deliver the in-the-money value of the Linked Options being exercised, then the Linked Option will be exercised with respect to ordinary shares. For more information about these Linked Options and Linked Shares, reference is made to our final prospectus filed on March 27, 2014 pursuant to Rule 424(b) under the Securities Act relating to the Registration Statement on Form F-1, as amended (File No. 333-193984).

If an optionholder holds Linked Shares that are unreleased and leaves the company, the unreleased Linked Shares may be acquired by an employee benefit trust set up by us, generally for the lesser of (1) the price paid for such Linked Shares or (2) the market value of such Linked Shares less 25%. We may also at any time require the executive to transfer such shares that are no longer capable of being released to an employee benefit trust. Generally, in such events, the price payable will be the lesser of (1) the price paid for such Linked Shares and (2) the market value of such Linked Shares less 25%. If an optionholder’s employment is terminated in connection with a sale of our company, 100% of the Linked Options will vest immediately prior to the sale.

General

None of our shares are currently held in treasury. All of our ordinary shares issued and outstanding are registered shares and not bearer shares, and are fully paid, duly authorized and validly issued.

We have the authority, pursuant to our Articles, to increase our authorized but unissued share capital by ordinary resolution by creating additional shares of any class or series. An ordinary resolution of our company requires more than 50% of the votes cast at a shareholders’ meeting by the shareholders entitled to vote at that meeting.

As a matter of Irish law, the board of directors of a company may issue authorized but unissued new shares without shareholder approval once authorized to do so by its articles of association or by an ordinary resolution adopted by the shareholders at a general meeting. The authority conferred can be granted for a maximum period of five years, at which point it must be renewed by the shareholders by an ordinary resolution. Because of this provision of Irish law, our Articles authorize our board of directors to issue new shares up to the amount of our authorized but unissued share capital without shareholder approval for a period of five years from the date our Articles are adopted. We expect that we will seek to renew such general authority at an annual general meeting before the end of that five-year period.

Our Articles also authorize our board of directors, without shareholder approval, to determine the terms of the Undesignated Shares issued by us. Our board of directors is authorized, without obtaining any shareholder vote or consent, to provide from time to time for the issuance of ordinary shares or other classes or series of shares and to establish the characteristics of each such other class or series, including the number of shares and their preference or deferred or other special rights and privileges or limitations, conditions and restrictions, whether in regard to dividend, voting, return of capital, conversion, redemption or otherwise.

Except as otherwise described in this section or as prescribed by law, there are no limitations on the rights to own, or exercise voting rights with respect to, our ordinary shares.

Irish law does not recognize fractional shares held of record. Accordingly, our Articles do not provide for the issuance of fractional shares and our share register will not reflect any fractional shares. Even if an issuance, alteration, reorganization, consolidation, division, or subdivision of our shares would result in a shareholder being entitled to fractional shares, no such fractional shares will be issued or delivered. All such fractional shares may be sold for the best price reasonably obtainable and the aggregate proceeds from such sale will be distributed on a pro rata basis, rounding down to the nearest cent, to each shareholder who would otherwise have been entitled to receive fractional shares.

Pre-emption Rights, Share Warrants and Share Options

Under Irish law, certain statutory pre-emption rights apply automatically in favor of our ordinary shareholders when our shares are issued for cash. However, having obtained shareholder approval to do so, we have opted out of these pre-emption rights in our Articles as permitted under Irish law, subject to our board of directors being authorized to allot shares as described above. This opt-out may be renewed every five years by a special resolution of the shareholders. A special resolution requires approval of not less than 75% of the votes cast by our shareholders at a general meeting. We expect that we will seek renewal of this opt-out at an annual general meeting within five years from the date of our Articles. If the opt-out expires and is not renewed, shares issued for cash must be offered to our shareholders pro rata in proportion to their existing shareholding before the shares can be issued to any new shareholders or pre-existing shareholders in an amount greater than their pro rata entitlements. The statutory pre-emption rights:

•	generally do not apply where shares are issued for non-cash consideration (such as in a share-for-share acquisition);

•	do not apply to the issuance of non-equity shares (i.e., shares that have the right to participate only up to a specified amount in any dividend or capital distribution, which are sometimes referred to as non-participating shares); and

•	do not apply to the issuance of shares pursuant to certain employee compensation plans.

Our Articles provide that, subject to any shareholder approval requirements under any laws, regulations or the rules of any stock exchange to which we are subject, our board of directors is authorized to grant, from time to time in its discretion, to such persons, for such periods and upon such terms as our board of directors deems advisable, options to purchase (or commitments to issue at a future date) such number of our shares of any class or series, and to cause warrants or other appropriate instruments evidencing such options or commitments to be issued. This authority under the Articles will lapse after five years from the date our Articles are adopted. We expect that we will seek renewal of this authority at an annual general meeting before the end of that five-year period. Under the same authority, our board of directors may issue shares upon exercise of warrants or options or other commitments without shareholder approval or authorization (up to the relevant authorized but unissued share capital). Statutory pre-emption rights apply to the issuance of warrants and options issued by us unless shareholder approval for an opt-out is obtained in the same manner described directly above for our ordinary shares and provided our board of directors is authorized to allot shares as described above.

Certain restrictions set out in the Irish Takeover Rules may also impact on our ability to issue shares, see “—Anti-takeover Provisions—Shareholder Rights Plans and Share Issuances.”

Distributable Reserves

Under Irish law, dividends and distributions and, generally, share repurchases or redemptions may only be made from distributable reserves in our unconsolidated balance sheet prepared in accordance with the Irish Companies Acts. Generally, distributable reserves means the accumulated realized profits less accumulated realized losses and includes reserves created by way of capital reductions. In addition, no distribution or dividend may be made unless net assets are equal to at least the called up share capital plus undistributable reserves and the distribution does not reduce net assets below such amount. Undistributable reserves include the share premium account, the capital redemption reserve fund and the amount by which accumulated unrealized profits (so far as not previously utilized by any capitalization), exceed accumulated unrealized losses (so far as not previously written off in a reduction or reorganization of capital). See “—Dividends” and “—Share Repurchases, Redemptions and Conversions.”

Share Repurchases, Redemptions and Conversions

Overview

Our Articles provide that any ordinary share we have agreed to acquire shall be deemed to be a redeemable share. Accordingly, for Irish law purposes, the repurchase of ordinary shares by us may technically be effected as a redemption of those shares as described in “—Repurchases and Redemptions by King.” Neither Irish law nor any of our constituent documents places limitations on the right of nonresident or foreign owners to vote or hold our ordinary shares. Except where otherwise noted, references elsewhere in this Annual Report to repurchasing or buying back our ordinary shares refer to the redemption of our ordinary shares by us or the purchase of our ordinary shares by one of our subsidiaries, in each case in accordance with our Articles and Irish law as described below.

Repurchases and Redemptions by King

Under Irish law, a company may issue, or convert existing shares into redeemable shares and redeem them out of distributable profits (which are described in “—Dividends”) or the proceeds of a new issue of shares for that purpose. We may only issue redeemable shares if the nominal value of the issued share capital that is not redeemable is not less than 10% of the nominal value of our total issued share capital. All redeemable shares must be fully paid and the terms of redemption of the shares must provide for payment on redemption. Redeemable shares may, upon redemption, be canceled or held in treasury. Our Articles permit us to redeem redeemable shares without additional shareholder approval. We may also be given an additional general authority to purchase our own shares on-market that would take effect on the same terms and be subject to the same conditions as those applicable to purchases by our subsidiaries as described below. Our board of directors will also be entitled to issue other classes or series of shares which may be redeemed at the option of us or the shareholder, depending on the terms of such shares. See “—Capital Structure.”

Repurchased and redeemed shares may be canceled or held as treasury shares. The nominal value of treasury shares held by us at any time must not exceed 10% of the nominal value of our issued share capital. While we hold treasury shares, we cannot exercise any voting rights in respect of those shares. Treasury shares may be canceled by us or re-issued subject to certain conditions.

Purchases by King and Our Subsidiaries

Under Irish law, it may be permissible for an Irish or non-Irish subsidiary to purchase our shares either as overseas market purchases or off-market purchases. A general authority of our shareholders by way of ordinary resolution at a general meeting is required to allow one of our subsidiaries to make overseas market purchases of our shares; however, as long as this general authority has been granted, no specific shareholder authority for a particular overseas market purchase by a subsidiary of our shares is required. We and our subsidiaries are authorized to make purchases of our ordinary shares in an aggregate amount equal to 20% of our issued share capital as at September 26, 2014. This authorization will expire no later than 18 months after the effective date. We may elect to seek such general authority, which must expire no later than 18 months after the date on which it was granted, at our next annual general meeting and at subsequent annual general meetings.

In order for one of our subsidiaries to make an overseas market purchase of our shares, such shares must be purchased on a “recognized stock exchange.” The New York Stock Exchange is specified as a recognized stock exchange for this purpose by Irish law.

For an off-market purchase by a subsidiary, the proposed purchase contract must be authorized by special resolution of our shareholders before the contract is entered into. The shares to which the contract relates cannot be voted in favor of the special resolution and, for at least 21 days prior to the special resolution being passed, the purchase contract must be on display or must be available for inspection by shareholders at our registered office.

The number of shares held by our subsidiaries at any time will count as treasury shares and will be included in any calculation of the permitted treasury share threshold of 10% of the nominal value of our issued share capital. While a subsidiary holds our shares, it cannot exercise any voting rights in respect of those shares. The acquisition of our shares by a subsidiary must be funded out of distributable profits of the subsidiary.

Dividends

Under Irish law, dividends and other distributions may only be made from distributable profits. Distributable profits broadly means our accumulated realized profits less our accumulated realized losses on a standalone basis. As we are a public limited company in Ireland, no dividend or other distribution may be made unless our net assets are not less than the aggregate of our share capital plus undistributable reserves and the distribution does not reduce our net assets below such aggregate. Undistributable reserves include the share premium account, the capital redemption reserve fund and the amount by which our accumulated unrealized profits, so far as not previously utilized by any capitalization, exceed our accumulated unrealized losses, so far as not previously written off in a reduction or reorganization of capital and any other reserve which we are prohibited from distributing under specific legislation or under its memorandum and articles of association.

The determination as to whether or not we have sufficient distributable reserves to fund a dividend must be made by reference to our “relevant accounts.” Our “relevant accounts” are either our last set of unconsolidated annual audited accounts as laid before our annual general meeting or unaudited “interim accounts” properly prepared in accordance with the Irish Companies Acts, which give a “true and fair view” of our unconsolidated financial position either by way of Irish Companies Acts individual company accounts (Irish GAAP) or IFRS accounts. These “relevant accounts” must be filed in the Companies Registration Office (the official public registry for companies in Ireland).

The Articles authorize our board of directors to declare such dividends as appear justified from our profits without the approval of the shareholders. The dividends can be declared and paid in the form of cash or non-cash assets, subject to applicable law. We may pay dividends in any currency but intend to do so in U.S. dollars. Our board of directors may deduct from any dividend or other moneys payable to any shareholder all sums of money, if any, due from the shareholder to us in respect of our shares.

Our board of directors is also authorized to issue shares in the future with preferred rights to participate in dividends that we may declare. The holders of such preferred shares may, depending on their terms, rank senior to the holders of our ordinary shares with respect to dividend rights.

For information about the Irish tax considerations relating to dividend payments, see “Item 10.E Additional Information—Taxation—Taxation in Ireland.”

Bonus Shares

Under our Articles, the board of directors may resolve to capitalize any amount credited to any reserve (including the share premium account and the capital redemption reserve fund) or credited to the profit and loss account, and use such amount for the issuance to shareholders of shares as fully paid bonus shares on the same basis of entitlement as would apply in respect of a dividend distribution.

Consolidation and Division; Subdivision

Under our Articles, we may, by ordinary resolution, divide any or all of our share capital into shares of smaller nominal value than our existing shares (often referred to as a share split) or consolidate any or all of our share capital into shares of larger nominal value than its existing shares (often referred to as a reverse share split).

Reduction of Share Capital

We may, by ordinary resolution, reduce our authorized but unissued share capital. We also may, by special resolution and subject to confirmation by the Irish High Court, reduce our issued share capital, any share premium account or capital redemption reserve fund.

General Meetings of Shareholders

Under the Irish Companies Acts, a public limited company must hold its first annual general meeting within 18 months of the date of its incorporation. Thereafter, we are required under Irish law to hold an annual general meeting at intervals of no more than 15 months, provided that an annual general meeting is held in each calendar year and no more than nine months after our fiscal year end. Our Articles include a provision requiring annual general meetings to be held within such time periods as required by Irish law. Any annual general meeting may be held outside Ireland if an ordinary resolution so authorizing has been passed at the preceding annual general meeting. Subject to the requirements of Irish law and our Articles, general meetings may be conducted by the use of a conference telephone call or similar facility for the meeting.

The only matters which must, as a matter of Irish law, be transacted at an annual general meeting are the presentation of the annual profit and loss account, balance sheet and reports of the directors and auditors, the appointment of auditors and the fixing of the auditor’s fees (or delegation of same). If no resolution is made in respect of the reappointment of an auditor at an annual general meeting, the previous auditor will be deemed to have continued in office, subject to certain limited exceptions. As described in “—Corporate Governance—Directors: Term and Appointment,” our Articles provide that, at each annual general meeting, directors will be elected to fill the board seats of those directors whose terms expire at that annual general meeting. At each annual general meeting, directors will be elected for a full term of three years to succeed those directors of the relevant class whose terms are expiring.

At any annual general meeting, only such business may be conducted as has been brought before the meeting (1) by or at the direction of our board of directors, (2) in certain circumstances, at the direction of the Irish High Court, (3) as required by law or (4) such business that the chairman of the meeting determines is properly within the scope of the meeting. The business to be conducted at any extraordinary general meeting must be set forth in the notice of the meeting. In addition, shareholders entitled to vote at an annual general meeting may make nominations of candidates for election to our board of directors.

Our extraordinary general meetings may be convened (1) by our board of directors, (2) on requisition of shareholders holding the number of our shares prescribed by the Irish Companies Acts (currently 10% of our paid-up share capital carrying voting rights), (3) in certain circumstances, on requisition of our auditors, or (4) in exceptional cases, by order of the Irish High Court.

Extraordinary general meetings are generally held for the purposes of approving shareholder resolutions as may be proposed by our board of directors required under Irish law or properly requisitioned by our shareholders from time to time. The business to be conducted at any extraordinary general meeting must be set forth in the notice of the meeting.

In the case of an extraordinary general meeting requisitioned by our shareholders, the proposed purpose of the meeting must be set out in the requisition notice of the meeting. The requisition notice can propose any business to be considered at the meeting. Under Irish law, upon receipt of this requisition notice, our board of directors has 21 days to convene the extraordinary general meeting of our shareholders to vote on the matters set out in the requisition notice. This meeting must be held within two months of receipt of the requisition notice. If our board of directors does not proceed to convene the meeting within such 21-day period, the requisitioning shareholders, or any of them representing more than 50% of the total voting rights of all of them, may themselves convene a meeting, which meeting must be held within three months of the receipt of the requisition notice by our board of directors.

If our board of directors becomes aware that our net assets are 50% or less of the amount of our called-up share capital, the board of directors must, not later than 28 days from the date that it learns of this fact, convene an extraordinary general meeting of our shareholders to be held not later than 56 days from such date. This meeting must be convened for the purposes of considering whether any, and if so what, measures should be taken to address the situation.

Subject to any shorter notice period permitted by the Irish Companies Acts, at least 21 days’ notice of any annual general meeting or general meeting at which a special resolution is proposed and 14 days in all other circumstances must be given to shareholders, each director and our auditors, under our Articles.

Quorum for Shareholder Meetings

Under our Articles, the presence, in person or by proxy, of at least two shareholders who hold, in the aggregate, at least 50% of the voting power of our outstanding shares constitutes a quorum for the conduct of any business at a general meeting. In the case of an adjournment of such general meeting, the presence, in person or by proxy, of one shareholder constitutes a quorum.

In the case of a meeting to vary the rights of any class or series of shares, discussed in “—Voting—Variation of Rights Attaching to a Class or Series of Shares,” our Articles provide that the necessary quorum is the presence, in person or by proxy, of at least two shareholders representing at least 50% of the voting power of our outstanding shares (or, at an adjourned meeting, at least one shareholder representing any amount of nominal value) of the relevant class.

Voting

Generally

Holders of our ordinary shares vote on all matters submitted to a vote of shareholders and are entitled to one vote per share.

A shareholder entitled to vote at a shareholders’ meeting is entitled to one vote on a show of hands regardless of the number of shares held by such shareholder. A poll may be demanded by (1) the chairman of the meeting, (2) not fewer than three shareholders having the right to vote on the resolution; (3) any shareholder(s) representing at least 10% of the total voting rights of all the shareholders having the right to vote on the resolution; or (4) any shareholder(s) holding our shares conferring a right to vote on the resolution being shares on which an aggregate sum has been paid up equal to not less than 10% of the total sum paid up on all the shares conferring that right. If voting takes place on a poll, rather than a show of hands, every shareholder entitled to vote has one vote for each share held unless otherwise provided in our articles of association. Voting rights may be exercised by shareholders registered in our share register as of the record date for the meeting or by a duly appointed proxy of such a registered shareholder, which proxy need not be a shareholder. All proxies must be appointed in accordance with our Articles.

In accordance with our Articles, our board of directors may from time to time cause us to issue preference or any other class or series of shares. These shares may have such voting rights, if any, as may be specified in the terms of such shares (e.g., they may carry more votes per share than ordinary shares or may entitle their holders to a class vote on such matters as may be specified in the terms of the shares).

Treasury shares and our shares held by our subsidiaries will not entitle their holders to vote at general meetings of shareholders.

Except where a greater majority is required by Irish law or our Articles, any question proposed for consideration at any of our general meetings or of any class of shareholders will be decided by an ordinary resolution passed by a simple majority of the votes cast by shareholders entitled to vote at such meeting. Irish law requires special resolutions of the shareholders at a general meeting to approve certain matters. A special resolution requires not less than 75% of the votes cast by shareholders at a meeting of shareholders. Examples of matters requiring special resolutions include:

•	amending our objectives as contained in our Memorandum;

•	amending our Articles;

•	approving a change of our name;

•	authorizing the entry into a guarantee or provision of security in connection with a loan, quasi-loan or credit transaction in favor of a director or connected person of a director (which generally includes a family member or business partner of the director and any entity controlled by the director);

•	opting out of pre-emption rights on the issuance of new shares;

•	our re-registration from a public limited company to a private company;

•	purchasing of our own shares off-market;

•	reduction of issued share capital;

•	resolving that we be wound up by the Irish courts;

•	resolving in favor of shareholders’ voluntary winding-up;

•	re-designation of shares into different share classes;

•	setting the re-issue price of treasury shares; and

•	mergers with companies incorporated in the European Economic Area, as described in “—Anti-takeover Provisions—Acquisitions.”

Action by Written Consent

Our Articles provide that anything which may be done by resolution at a general meeting may be done by resolution in writing, but only if it is signed by or on behalf of all of the shareholders who would be entitled to attend the relevant meeting and vote on the relevant resolution.

Variation of Rights Attaching to a Class or Series of Shares

Variation of any rights attached to any class or series of our issued shares (including our ordinary shares) must, in accordance with our Articles, be approved by (1) a resolution of the shareholders of the class or series affected, passed by the affirmative vote of the holders of 75% of the shares of that class or series voted at a meeting of that class or series or (2) the written consent of holders that represent 75% of the nominal value of the issued shares of that class or series. In the case of a meeting to vary the rights of any class or series of shares, Irish law provides that the necessary quorum is the presence, in person or by proxy, of at least two shareholders representing one-third in nominal value (or, at an adjourned meeting, at least one shareholder representing any amount of nominal value) of the relevant class. Every shareholder of the affected class or series will have one vote for each share of such class or series that he or she holds as of the record date for the meeting.

Record Dates

Our Articles provide that our board of directors may set the record date for the purposes of determining which shareholders are entitled to notice of, or to vote at, a general meeting and the record date must not occur before the date on which the board resolution fixing such record date is adopted. If no record date is fixed by the board of directors, the record date will be the date immediately preceding the date on which the notice of the meeting is mailed.

Shareholder Proposals

Under Irish law, there is no general right for a shareholder of a New York Stock Exchange-listed company to put items on the agenda of an annual general meeting. Our Articles provide that shareholders that hold such number of shares as is prescribed by the Irish Companies Acts may requisition extraordinary general meetings and may nominate persons to be elected as directors at such extraordinary general meetings. Our Articles specify requirements for notices with respect to members’ business and director nominations at extraordinary general meetings.

Shareholders’ Suits

In Ireland, the decision to institute proceedings on behalf of a company is generally taken by the company’s board of directors. In certain limited circumstances, a shareholder may be entitled to bring a derivative action on our behalf. A central question at issue in deciding whether a minority shareholder may be permitted to bring a derivative action is whether, unless the action is brought, a wrong committed against us would otherwise go unredressed. The cause of action may be against the director, another person or both.

A shareholder may also be permitted to bring proceedings against us in his or her own name where the shareholder’s rights as such have been infringed or where our affairs are being conducted, or the powers of the board of directors are being exercised, in a manner oppressive (connotes conduct that is burdensome, harsh or wrongful) to any shareholder or shareholders or in disregard of their interests as shareholders. This is an Irish statutory remedy under Section 205 of the Irish Companies Acts and the court can grant any order it sees fit, including providing for the purchase or transfer of the shares of any shareholder.

Inspection of Books and Records

Holders of shares have certain rights under the Irish Companies Acts to inspect books and records, including the right to: (1) receive a copy of our Memorandum and Articles; (2) inspect and obtain copies of the minutes of general meetings of shareholders (including resolutions adopted at such meetings); (3) inspect and receive a copy of the register of shareholders, register of directors and secretaries, register of directors’ interests and other statutory registers maintained by us; (4) receive copies of the most recent balance sheets and directors’ and auditors’ reports which have previously been sent to shareholders prior to an annual general meeting; and (5) receive balance sheets of any of our subsidiary companies that have previously been sent to shareholders prior to an annual general meeting for the preceding ten years. Our auditors also have the right to inspect all of our books and records. The auditors’ report must be circulated to the shareholders with our Financial Statements (as defined below) at least 21 days before the annual general meeting, and such report must be read to the shareholders at our annual general meeting. The Financial Statements referenced above mean our balance sheet, profit and loss account and, so far as they are not incorporated in the balance sheet or profit and loss account, any group accounts and the directors’ and auditors’ reports, together with any other document required by law to be annexed to the balance sheet.

Disclosure of Interests in Shares

Under the Irish Companies Acts, our shareholders must notify us if, as a result of a transaction, (1) the shareholder will be interested in 5% or more of our shares that carry voting rights or (2) the shareholder will cease to be interested in 5% or more of the our shares that carry voting rights. In addition, where a shareholder is interested in 5% or more of our relevant shares, the shareholder must notify us of any alteration of its interest that brings its total holding through the nearest whole percentage number, whether an increase or a reduction. The relevant percentage figure is calculated by reference to the aggregate nominal value of the shares in which the shareholder is interested as a proportion of the entire nominal value of the relevant class of share capital. Where the percentage level of the shareholder’s interest does not amount to a whole percentage, this figure may be rounded down to the next whole number. All such disclosures must be notified to us within five business days of the event that gave rise to the requirement to notify. Where a person fails to comply with the notification requirements described above, no right or interest of any kind whatsoever in respect of any of our shares held by such person, will be enforceable by such person, whether directly or indirectly, by action or legal proceeding. However, such person may apply to the Irish High Court to have the rights attaching to its shares reinstated.

In addition to the disclosure requirement described above, under the Irish Companies Acts, we may, by notice in writing, and must, on the requisition of shareholders holding 10% or more of our paid up capital carrying voting rights, require a person whom we know or have reasonable cause to believe is, or at any time during the three years immediately preceding the date on which such notice is issued, was, interested in shares comprised in our relevant share capital to (1) indicate whether or not it is the case and (2) where such person holds or has during that time held an interest in our shares, to give certain further information as may be required by us including particulars of such person or beneficial owner’s past or present interests in our shares. Any information given in response to the notice is required to be given in writing within such reasonable time as may be specified in the notice.

Where such a notice is served by us on a person who is or was interested in our shares and that person fails to give us any information required within the reasonable time specified, we may apply to court for an order directing that the affected shares be subject to certain restrictions. Under the Irish Companies Acts, the restrictions that may be placed on the shares by the court are as follows:

•	any transfer of those shares or, in the case of unissued shares, any transfer of the right to be issued with shares and any issue of such shares, shall be void;

•	no voting rights shall be exercisable in respect of those shares;

•	no further shares shall be issued in respect of those shares or in pursuance of any offer made to the holder of those shares; and

•	no payment shall be made of any sums due from us on those shares, whether in respect of capital or otherwise.

Where our shares are subject to these restrictions, the court may order the shares to be sold and may also direct that the shares shall cease to be subject to these restrictions.

In the event that we are in an offer period pursuant to the Irish Takeover Rules, accelerated disclosure provisions apply for persons holding an interest in our securities of one percent or more.

In addition, persons or groups (within the meaning of the Exchange Act) beneficially owning 5% or more of our ordinary shares must comply with the reporting requirements under Sections 13(d) and 13(g) of the Exchange Act.

Appraisal Rights

Generally, under Irish law, shareholders of an Irish company do not have statutory appraisal rights. In the event that we merge with another EU company under the European Communities (Cross-Border Mergers) Regulations 2008 (Cross-Border Regulations), (1) any of our shareholders who voted against the special resolution approving the merger or (2) if 90% of our shares are held by the successor company, any other of our shareholders, may be entitled to require that the successor company acquire its shares for cash. In the event of a takeover of our company by a third party in accordance with the Irish Takeover Rules and the Irish Companies Acts where the holders of 80% or more in value of a class of our shares (excluding any shares already beneficially owned by the bidder) have accepted an offer for their shares, the remaining shareholders in that class may be statutorily required to transfer their shares, unless, within one month, the non-tendering shareholders can obtain an Irish court order otherwise providing. If the bidder does not exercise this “squeeze out” right, the non-accepting shareholders also have a statutory right to require the bidder to acquire their shares on the same terms as the original offer, or such other terms as the bidder and the non-tendering shareholders may agree or on such terms as an Irish court, on application of the bidder or non-tendering shareholder, may order.

Registration Rights

Certain holders of our ordinary shares are entitled to rights with respect to the registration of their shares following our IPO. For a description of these registration rights, see “Item 7.B Related Party Transactions—Registration Rights Agreement.”

Corporate Governance

Generally

Our Articles allocate authority over the management of our company to our board of directors. Our board of directors may then delegate management of our company to committees of the board of directors or such other persons as it thinks fit. Regardless of any delegation, our board of directors will remain responsible, as a matter of Irish law, for the proper management of the affairs of our Company. Our board of directors may create new committees or change the responsibilities of existing committees from time to time. See “Item 6.C Directors, Senior Management and Employees—Committees of the Board of Directors”

Directors: Term and Appointment

Directors are elected or appointed at the annual general meeting or at any extraordinary general meeting called for that purpose. Each director is elected by the affirmative vote of a majority of the votes cast with respect to such director.

Our Articles provide that our board of directors is divided into three classes serving staggered three-year terms. Accordingly, the holders of a majority of the voting rights attaching to our ordinary shares will, as a practical matter, be entitled to control the election of all directors. At each annual general meeting, directors will be elected for a full term of three years to succeed those directors of the relevant class whose terms are expiring. Any nominee for director who does not receive a majority of the votes cast is not elected to the board of directors.

Under our Articles, our board of directors has the authority to appoint directors to our board of directors, either to fill a vacancy or as an additional director. A vacancy on our board of directors created by the removal of a director may be filled by an ordinary resolution of the shareholders and, in the absence of such election or appointment, the remaining directors may fill the vacancy. Our board of directors may fill a vacancy by an affirmative vote of a majority of the directors constituting a quorum. If there is an insufficient number of directors to constitute a quorum, the board of directors may nonetheless act to fill such vacancies or call a general meeting of the shareholders. Under our Articles, if our board of directors fills a vacancy, the director’s term expires at the same time as the term of the other directors of the class of directors to which the new director is appointed. If there is an appointment to fill a casual vacancy or an addition to our board of directors, the total number of directors shall not at any time exceed the number of directors from time to time fixed by our board of directors in accordance with the Articles.

Removal of Directors

The Irish Companies Acts provide that, notwithstanding anything contained in the articles of association of a company or in any agreement between that company and a director, the shareholders may, by an ordinary resolution, remove a director from office before the expiration of his or her term, provided that notice of any such resolution be given to the shareholders not less than 28 days before the meeting at which the director is to be removed, and the director will be entitled to be heard at such meeting. The power of removal is without prejudice to any claim for damages for breach of contract (e.g., employment agreement) that the director may have against us in respect of his or her removal.

Directors’ Duties

Our directors have certain statutory and fiduciary duties. All of the directors have equal and overall responsibility for the management of our company (although directors who also serve as employees will have additional responsibilities and duties arising under their employment agreements and will be expected to exercise a greater degree of skill and diligence than non-executive directors). The principal fiduciary duties include the common law fiduciary duties of good faith and exercising due care and skill. The statutory duties include ensuring the maintenance of proper books of account, having annual accounts prepared, having an annual audit performed, maintaining certain registers and making certain filings as well as the disclosure of personal interests. Particular duties also apply to directors of insolvent companies (for example, the directors could be liable to sanctions where they are deemed by the court to have carried on our business while insolvent, without due regard to the interests of creditors). For public limited companies like us, directors are under a specific duty to ensure that the corporate secretary is a person with the requisite knowledge and experience to discharge the role.

Conflicts of Interest

As a matter of Irish law, a director is under a general fiduciary duty to avoid conflicts of interest. Irish law and our Articles provide that (1) a director may be a director of or otherwise interested in a company relating to us and will not be accountable to us for any remuneration or other benefits received as a result, unless we otherwise direct; (2) a director or a director’s firm may act for us in a professional capacity other than as auditor; and (3) a director may hold an office or place of profit in us and will not be disqualified from contracting with us. If a director has a personal interest in an actual or proposed contract with us, the director must declare the nature of his or her interest and we are required to maintain a register of such declared interests that must be available for inspection by the shareholders. Such a director may vote on any resolution of the board of directors in respect of such a contract, and such a contract will not be voidable solely as a result, provided the contract has been approved by a majority of the disinterested directors.

Indemnification of Directors and Officers; Insurance

To the fullest extent permitted by Irish law, our Articles confer an indemnity on our directors and officers. However, this indemnity is limited by the Irish Companies Acts, which prescribe that an advance commitment to indemnify only permits a company to pay the costs or discharge the liability of a director or corporate secretary where judgment is given in favor of the director or corporate secretary in any civil or criminal action in respect of such costs or liability where the director or corporate secretary is acquitted, or where an Irish court grants relief because the director or corporate secretary acted honestly and reasonably and ought fairly to be excused. Any provision whereby an Irish company seeks to commit in advance to indemnify its directors or corporate secretary over and above the limitations imposed by the Irish Companies Acts will be void under Irish law, whether contained in its articles of association or any contract between the company and the director or corporate secretary. This restriction does not apply to our executives who are not directors, the corporate secretary or other persons who would be considered “officers” within the meaning of that term under the Irish Companies Acts.

Our Articles also contain indemnification and expense advancement provisions for certain persons. We are permitted under our Articles and the Irish Companies Acts to take out directors’ and officers’ liability insurance, as well as other types of insurance, for our directors, officers, employees and agents.

Additionally, through our wholly-owned subsidiary, King.com Inc., we have agreed to indemnify our directors to the maximum extent allowed under Delaware law. These agreements, among other things, provide that we will indemnify our directors for certain expenses (including attorneys’ fees), judgments, fines and settlement amounts reasonably incurred by such person in any action or proceeding, including any action by or in our right, on account of any services undertaken by such person on our behalf or that person’s status as our director.

Directors’ Borrowing Powers

The directors may exercise all the powers of our company to borrow or raise money and to mortgage or charge its undertaking, property, assets and uncalled capital or any part thereof, and subject to the Irish Companies Acts to issue debentures, debenture stock and other securities whether outright or as collateral security for any debt, liability or obligation of ours or of any third party, without any limitation as to amount.

Duration; Dissolution; Rights upon Liquidation

Our duration will be unlimited. We may be dissolved at any time by way of either a shareholder’s voluntary winding up or a creditors’ voluntary winding up. In the case of a shareholder’s voluntary winding up, we must be solvent and a special resolution of the shareholders is required. We may also be dissolved by way of court order on the application of a creditor, or by the Director of Corporate Enforcement in Ireland where the affairs of our company have been investigated by an inspector and it appears from the report or any information obtained by the Director of Corporate Enforcement that we should be wound up.

The rights of the shareholders to a return of our assets on dissolution or winding up, following the settlement of all claims of creditors, may be prescribed in our Articles or the terms of any shares issued by the board of directors from time to time. If our Articles and terms of issue of the shares contain no specific provisions in respect of a dissolution or winding up then, subject to the shareholder priorities and the rights of any creditors, the assets will be distributed to shareholders in proportion to the paid-up nominal value of the shares held. Our Articles provide that our ordinary shareholders shall be entitled to participate in a winding up, and the method by which the property will be divided shall be determined by the liquidator, subject to a special resolution of the shareholders, but such rights of ordinary shareholders to participate may be subject to the rights of any preferred shareholders to participate under the terms of any series or class of preferred shares.

No Share Certificates

We do not intend to issue share certificates unless (1) certificates are required by law, any stock exchange, a recognized depository, any operator of any clearance or settlement system, or the terms of issue of any class or series of our shares or (2) a holder of our shares applies for share certificates evidencing ownership of our shares.

No Sinking Fund

Our ordinary shares will have no sinking fund provisions.

Transfer and Registration of Shares

Our share register is maintained by our transfer agent. Registration in this share register is determinative of membership in us. Any of our shareholders who hold shares beneficially will not be the holder of record of such shares. Instead, the depository (e.g., Cede & Co., as nominee for DTC) or other nominee is the holder of record of such shares. Accordingly, a transfer of shares from a person who holds such shares beneficially to a person who will also hold such shares beneficially through the same depository or other nominee will not be registered in our official share register, as the depository or other nominee will remain the holder of record of such shares.

A written instrument of transfer will be required under Irish law in order to register on our official share register any transfer of shares (1) from a person who holds such shares directly to any other person (2) from a person who holds such shares beneficially to a person who holds such shares directly, or (3) from a person who holds such shares beneficially to another person who also will hold such shares beneficially where the transfer involves a change in the depository or other nominee that is the record owner of the transferred shares. An instrument of transfer also will be required for a shareholder who directly holds shares to transfer those shares into his or her own broker account (or vice versa). Such instruments of transfer may give rise to Irish stamp duty, which must be paid prior to registration of the transfer on our official Irish share register. However, a shareholder who directly holds shares may transfer those shares into his or her own broker account (or vice versa) without giving rise to Irish stamp duty provided that there is no change in the ultimate beneficial ownership of the shares as a result of the transfer and the transfer is not made in contemplation of a sale of the shares.

Accordingly, we strongly recommend that shareholders hold their shares through DTC (or through a broker who holds such shares through DTC).

Our Articles provide that, subject to the Irish Companies Acts, we may, in our absolute discretion, pay (or procure the payment of by one of our subsidiaries) any Irish stamp duty, which is the legal obligation of a buyer. In the event of any such payment, we are (on our own behalf or on behalf of any subsidiary) entitled to (i) seek reimbursement from the buyer or seller in our sole discretion, (ii) set-off the amount of the stamp duty against future dividends payable to the buyer or seller in our sole discretion, and (iii) claim a lien against the shares on which we have paid stamp duty. Our lien shall extend to all dividends paid on those shares. Parties to a share transfer may assume that any stamp duty arising in respect of a transaction in our shares has been paid unless we notify one or both of such parties.

Any transfer of our ordinary shares that is subject to Irish stamp duty will not be registered in the name of the buyer unless an instrument of transfer is duly stamped and provided to our transfer agent. We do not intend to pay any stamp duty on behalf of any buyer of our capital stock. See “Item 10.E Additional Information—Taxation—Taxation in Ireland.”

Our Articles grant our board of directors general discretion, without giving a reason, to decline to register any transfer of shares that is not fully paid. In addition, our board of directors may decline to register a transfer of shares unless a registration statement under the Securities Act is in effect with respect to the transfer or the transfer is exempt from registration. Furthermore, our Articles delegate to our Secretary the authority to execute an instrument of transfer on behalf of a transferring party.

The registration of transfers may be suspended at such times and for such periods, not exceeding 30 days in any year, as our board of directors may from time to time determine (except as may be required by law).

Anti-takeover Provisions

Shareholder Rights Plans and Share Issuances

Irish law does not expressly prohibit companies from issuing share purchase rights or adopting a shareholder rights plan as an anti-takeover measure. However, there is no directly relevant case law on the validity of such plans under Irish law.

Our Articles allow our board of directors to adopt any shareholder rights plan upon such terms and conditions as the board of directors deems expedient and in the best interest of our company, subject to applicable law, including the Irish Takeover Rules and Substantial Acquisition Rules described below and the requirement for shareholder authorization for the issue of shares described above.

Subject to the Irish Takeover Rules described below, our board of directors also has the power to issue any of our authorized and unissued shares on such terms and conditions as it may determine to be in our best interest. It is possible that the terms and conditions of any issue of shares could discourage a takeover or other transaction that holders of some or a majority of our ordinary shares might believe to be in their best interest or in which holders of our ordinary shares might receive a premium for their shares over the then-market price of the shares.

In carrying out any of these actions, our board of directors must act in what they believe to be the best interests of our company. Our board of directors is prohibited from taking actions which would be likely to frustrate an offer for our company.

Irish Competition Law

Under Irish competition legislation, the Irish Competition and Consumer Protection Commission must be notified of a merger or acquisition if the transaction meets certain criteria under the relevant legislation. Failure to properly notify the Irish Competition and Consumer Protection Commission of such merger or acquisition will result in the voiding of the transaction, as well as the potential imposition of fines. A merger or acquisition that does not meet the criteria under the relevant legislation but which may give rise to competition concerns, though not legally required, may be voluntarily reported to the Irish Competition and Consumer Protection Commission in order to seek legal comfort that the merger or acquisition is not anti-competitive.

Acquisitions

An Irish public limited company may be acquired in a number of ways, including:

•	a court-approved scheme of arrangement under the Irish Companies Acts. A scheme of arrangement with shareholders requires a court order from the Irish High Court and the approval of a majority in number representing 75% or more in value of the shareholders present and voting in person or by proxy at a meeting called to approved the scheme, in each case at the relevant meeting or meetings of such class or series. A scheme of arrangement, if authorized by the shareholders of each participating class or series and the court, is binding on all of the shareholders of each participating class or series. Shares held by the acquiring party are not excluded from the tally of a vote on the scheme, but such shares may be considered to belong to a separate class for the purposes of approving the scheme, in which case the acquiring party’s shares would not be voted for the purposes of the separate class approval required from the remaining, non-acquiring shareholders;

•	through a tender or takeover offer by a third party in accordance with the Irish Takeover Rules and the Irish Companies Acts for all of our shares. Where the holders of 80% or more in value of a class of our shares (excluding any shares already beneficially owned by the bidder) have accepted an offer for their shares in our company, the remaining shareholders in that class may also be statutorily required to transfer their shares, unless, within one month, the non-tendering shareholders can obtain an Irish court order otherwise providing. If the bidder does not exercise this “squeeze out” right, the non-accepting shareholders also have a statutory right to require the bidder to acquire their shares on the same terms as the original offer, or such other terms as the bidder and the non-tendering shareholders may agree or on such terms as an Irish court, on application of the bidder or non-tendering shareholder, may order. If our shares were listed on the Irish Stock Exchange or another regulated stock exchange in the EU, this 80% squeeze out threshold would be increased to 90%; and

•	subject to the approval of the Irish High Court, by way of a merger with an EU-incorporated company under the Cross-Border Regulations, which implement the EU Cross Border Merger Directive 2005/56 in Ireland. Such a merger must be approved by a special resolution. In the event that we merge with another EU company, under the Cross-Border Regulations and the consideration payable to our shareholders is not all in the form of cash, our shareholders may be entitled to require their shares to be acquired at fair value. See “—Appraisal Rights.”

The approval of our board of directors is required, and the approval of shareholders may be required, for a sale, lease or exchange of all or substantially all of our assets, except that any transaction between us and one of our directors or a person or entity connected to such a director may require shareholder approval. Shareholder approval may be required during or after such period if we propose to take any frustrating action.

Irish Takeover Rules and Substantial Acquisition Rules

A transaction in which a third party seeks to acquire 30% of more of the voting rights in our company will be governed by the Irish Takeover Panel Act 1997 and the Irish Takeover Rules made thereunder and will be regulated by the Irish Takeover Panel. The “General Principles” of the Irish Takeover Rules and certain important aspects of the Irish Takeover Rules are described below. Takeovers by means of a scheme of arrangement are also generally subject to these regulations.

General Principles. The Irish Takeover Rules are based on the following General Principles that will apply to any transaction regulated by the Irish Takeover Panel:

•	in the event of an offer, all classes of shareholders of the target company should be afforded equivalent treatment and, if a person acquires control of a company, the other holders of securities must be protected;

•	the holders of securities in the target company must have sufficient time and information to allow them to make an informed decision regarding the offer. If the board of directors of the target company advises the holders of the securities with respect to the offer, it must advise on the effects of the implementation of the offer on employment, employment conditions and the locations of the target company’s place of business;

•	the board of a target company must act in the interests of the company as a whole and must not deny the holders of securities the opportunity to decide on the merits of the offer;

•	false markets in the securities of the target company or any other company concerned by the offer must not be created;

•	a bidder can only announce an offer after ensuring that it can fulfill in full the consideration offered;

•	a target company may not be hindered in the conduct of its affairs for longer than is reasonable by an offer for its securities. This is a recognition that an offer will disrupt the day-to-day running of a target company particularly if the offer is hostile and the board of the target company must divert its attention to resist the offer; and

•	a “substantial acquisition” of securities (whether such acquisition is to be effected by one transaction or a series of transactions) will only be allowed to take place at an acceptable speed and shall be subject to adequate and timely disclosure.

Mandatory Offer. Under certain circumstances, a person who acquires shares in us may be required under the Irish Takeover Rules to make a mandatory cash offer for the remaining outstanding shares in us at a price not less than the highest price paid for the shares by the acquirer or (any parties acting in concert with the acquirer) during the previous 12 months. This mandatory offer requirement is triggered if an acquisition of shares would increase the aggregate holding of an acquirer (including the holdings of any parties acting in concert with the acquirer) to shares representing 30% or more of the voting rights in us, unless the Irish Takeover Panel otherwise consents. An acquisition of shares by a person holding (together with its concert parties) shares representing between 30% and 50% of the voting rights in us would also trigger the mandatory offer requirement if, after giving effect to the acquisition, the percentage of the voting rights held by that person (together with its concert parties) would increase by 0.05% within a 12-month period. Any person (excluding any parties acting in concert with the holder) holding shares representing more than 50% of the voting rights of a company is not subject to these mandatory offer requirements when purchasing additional securities.

Under the Irish Takeover Rules, certain separate concert parties (including, among others, Bellaria and its affiliates and all of the members of our board of directors) are presumed to be acting in concert. The application of these presumptions may result in restrictions upon the ability of any of the concert parties and/or members of our board of directors to acquire more of our securities, including under the terms of any executive incentive arrangements, and/or our ability to repurchase or redeem our ordinary shares. Following an application made on behalf of our company, the Irish Takeover Panel granted a rebuttal in respect of the presumption under the Irish Takeover Rules that Bellaria (by reason of the size of its shareholding in the company) is acting in concert with certain members of our board of directors. However, this rebuttal shall not apply during the course of an offer for our company, or whilst our board of directors has reason to believe that an offer for our company may be made in the near future, or whilst our company is in the process of redeeming or repurchasing its own voting securities or whilst our board of directors proposes that our company redeems or repurchases its own voting securities.

Voluntary Offer; Requirements to Make a Cash Offer and Minimum Price Requirements. If a person makes a voluntary offer to acquire our outstanding ordinary shares, the offer price must be no less than the highest price paid for our ordinary shares by the bidder or its concert parties during the three-month period prior to the commencement of the offer period. The Irish Takeover Panel has the power to extend the “look back” period to 12 months if the Irish Takeover Panel, taking into account the General Principles, believes it is appropriate to do so.

If the bidder or any of its concert parties has acquired our ordinary shares (1) during the period of 12 months prior to the commencement of the offer period which represent more than 10% of the total of our ordinary shares or (2) at any time after the commencement of the offer period, the offer must be in cash (or accompanied by a full cash alternative) and the price per ordinary share must not be less than the highest price paid by the bidder or its concert parties during, in the case of (1), the 12-month period prior to the commencement of the offer period and, in the case of (2), the offer period. The Irish Takeover Panel may apply this rule to a bidder who, together with its concert parties, has acquired less than 10% of the total of our ordinary shares in the 12-month period prior to the commencement of the offer period if the Irish Takeover Panel, taking into account the General Principles, considers it just and proper to do so.

An offer period will generally commence from the date of the first announcement of an offer or proposed offer.

Substantial Acquisition Rules. The Irish Takeover Rules also contain rules governing substantial acquisitions of shares which restrict the speed at which a person may increase his or her holding of shares and rights over shares to an aggregate of between 15% and 30% of the voting rights in our shares. Except in certain circumstances, an acquisition or series of acquisitions of shares or rights over shares representing 10% or more of the voting rights in our shares is prohibited, if such acquisition(s), when aggregated with shares or rights already held, would result in the acquirer holding 15% or more but less than 30% of the voting rights in our shares and such acquisitions are made within a period of seven days. These rules also require accelerated disclosure of certain other acquisitions of shares or rights over shares relating to such holdings.

Frustrating Action. Under the Irish Takeover Rules, our board of directors is not permitted to take any action that might frustrate an offer for our shares during the course of an offer or at any earlier time at which the board of directors has reason to believe an offer is or may be imminent, subject to certain exceptions. Potentially frustrating actions such as (1) the issue of shares, options or convertible securities, (2) material disposals, (3) entering into contracts other than in the ordinary course of business or (4) any action, other than seeking alternative offers, which may result in the frustration of an offer, are prohibited during the course of an offer or at any time during which the board of directors has reason to believe that an offer is or may be imminent. Exceptions to this prohibition are available where:

(a)	the action is approved by our shareholders at a general meeting; or

(b)	with the consent of the Irish Takeover Panel, where:

(i)	the Irish Takeover Panel is satisfied that the action would not constitute frustrating action;

(ii)	the holders of at least 50% of the voting rights state in writing that they approve the proposed action and would vote in favor of it at a general meeting;

(iii)	the action is in accordance with a contract entered into prior to the announcement of the offer (or prior to a time at which the board of directors has reason to believe that an offer is or may be imminent); or

(iv)	the decision to take such action was made before the announcement of the offer (or prior to a time at which the board of directors has reason to believe that an offer is or may be imminent) and has been either at least partially implemented or is in the ordinary course of business.

Insider Dealing. The Irish Takeover Rules also provide that no person, other than the bidder, who is privy to confidential price-sensitive information concerning an offer made in respect of the acquisition of our company (or a class of its securities) or a contemplated offer shall deal in relevant securities of the target during the period from the time at which such person first has reason to suppose that such an offer, or an approach with a view to such an offer being made, is contemplated to the time of (1) the announcement of such offer or approach or (2) the termination of discussions relating to such offer, whichever is earlier.

Certain other provisions of Irish law or our Memorandum and Articles may be considered to have an anti-takeover effects, including those described in “—Pre-emption Rights, Share Warrants and Share Options,” “—Voting” and “—Corporate Governance.”

History of Security Issuances

The following is a summary of our securities issuances during the past three years:

•	From February 12, 2012 through February 12, 2015, we granted to our directors, officers, employees, consultants and other service providers an aggregate of 1,962,525 RSUs to be settled in to our ordinary shares.

•	From February 12, 2012 through February 12, 2015, we granted to our directors, officers, employees, consultants and other service providers share options to purchase an aggregate of 24,514,600 ordinary shares with a per share weighted-average exercise price of $13.92.

•	From February 12, 2012 through February 12, 2015, we issued to our directors, officers, employees, consultants and other service providers an aggregate of 4,715,829 ordinary shares at a per share purchase price of $0.15 pursuant to exercises of share options.

•	From February 12, 2012 through February 12, 2015, we issued to our directors, officers, employees, consultants and other service providers an aggregate of 43,012 ordinary shares pursuant to the settlement of RSUs.

•	From February 12, 2012 through February 12, 2015, we granted to our directors, officers, employees, consultants and other service providers shadow options to purchase an aggregate of 223,750 ordinary shares all with a per share exercise price of $0.00008.

•	From February 12, 2012 through February 12, 2015, we issued to our directors, officers, employees, consultants and other service providers an aggregate of 10,434,508 ordinary shares at a per share weighted-average purchase price of $0.20 pursuant to purchases of restricted shares.

•	On November 15, 2013, we issued 503,355,703 deferred shares at a per share purchase price of $0.00008.

•	On July 3, 2013, we issued 40,000 Euro deferred shares at a per share purchase price of €1.00.

•	On March 26, 2014, we issued 15,533,334 ordinary shares in connection with our IPO at the per share IPO price of $22.50.

Transfer Agent and Registrar

The transfer agent and registrar for our ordinary shares is Computershare Trust Company, N.A.

B. Memorandum and Articles of Association

For information with respect to our Memorandum and Articles, see “—A. Share Capital.”

C. Material Contracts

The following is a summary of each material contract, other than material contracts entered into in the ordinary course of business, to which we are a party, for the two years immediately preceding the date of this Annual Report:

Facilities Agreements

On May 31, 2013, we entered into an Agreement for Assignment of Lease with Specific Media UK Limited, pursuant to which Specific Media assigned to us the Lease between Central Saint Giles Limited Partnership, Specific Media UK Limited and Interactive Media Holdings Inc., dated December 31, 2010, in respect of one of the Company’s facilities in London, United Kingdom.

On July 9, 2014, we entered into a Contract for Sale and Purchase and two Deeds of Assignment with Facebook UK Ltd pursuant to which Facebook UK Ltd assigned to us two leases between Expedia.com Limited and Facebook UK Ltd, dated November 11, 2011 and January 3, 2012, in respect of another of the Company’s facilities in London, United Kingdom.

On June 12, 2013, we entered into a Lease Agreement with Diligentia Fyrkanten AB, as subsequently amended by Addendums No. 1 and No. 2, dated November 5, 2013, in respect of our facility in Stockholm, Sweden.

On November 11, 2014, we entered into two Lease Agreements with Bassat Partners, S.L in respect of our facilities in Barcelona, Spain.

On August 4, 2014, we entered into a Services Agreement with Interxion Sverige AB, pursuant to which we receive data center space and services for our servers.

For more information about the facilities covered by these lease agreements, see “Item 4.B Information on the Company—Facilities”

Credit Facility

On October 7, 2013, we entered into an ABL Credit Agreement between Midasplayer International Holding Company Limited, King.com Limited, Midasplayer Vertriebs GmbH, JP Morgan Chase Bank, N.A. and the lenders from time to time party thereto. For more information, see “Item 5. Operating and Financial Review and Prospects—Management’s Discussion and Analysis of Financial Condition and Results of Operation—Credit Facility.”

Registration Rights Agreement

On March 25, 2014, the Company entered into the Registration Rights Agreement with certain of its shareholders. For more information, see “Item 7.B Related Party Transactions—Registration Rights Agreement.”

Employment and Other Service Agreements

We have entered into the following agreements with our directors, executive officers and their affiliated entities:

•	Service Agreement between Midasplayer.com Limited and Riccardo Zacconi, dated March 9, 2014.

•	Service Agreement between Midasplayer AB and John Sebastian Knutsson, dated March 7, 2014.

•	Service Agreement between Midasplayer.com Limited and Stephane Kurgan, dated March 11, 2014.

•	Service Agreement between Midasplayer.com Limited and Hope Cochran, dated March 7, 2014.

•	Service Agreement between Midasplayer.com Limited and Robert Miller, dated March 9, 2014.

•	Description of Management Services Arrangement between Midasplayer.com Limited and Apax Partners LLP.

•	Consultancy Agreement between Midasplayer AB and Joshsthlm AB, dated January 7, 2013.

•	Master Services Agreement between Midasplayer AB and Joshsthlm AB, dated December 15, 2014.

For more information, see “Item 7.B Related Party Transactions—Service Agreements” and “Item 6.B. Compensation—Employment Agreements.”

Platform Agreements

Our material platform agreements are with Apple, Google and Facebook and provide for the distribution of our games on their respective platforms around the world. Those platforms generally charge us approximately 30% of the after-tax payments they collect from players, which represents their normal terms of service.

Indemnity Agreement

We have entered into indemnity agreements with our directors and executive officers pursuant to which we agreed to indemnify them to the maximum extent allowed under applicable law in connection with claims made by reason of their being a director or executive officer of the Company. A copy of the Form of Indemnity Agreement is included as Exhibit 10.4 to the Company’s Registration Statement on Form F-1, as amended (File No. 333-178282), filed with the SEC on February 18, 2014. Also, see “Item 7.B Related Party Transactions—Indemnity Agreements.”

Equity Plans and Arrangements

For a description of our material equity compensation arrangements, see “Item 6.B. Compensation—Share Incentive Arrangements.”

D. Exchange Controls

Irish exchange control regulation ceased to apply in 1992. However, the Irish Minister for Finance can restrict financial transfers (which includes movements of payments or capital) and impose financial sanctions between Ireland and other countries. There are currently restrictions on financial transfers between Ireland and countries such as Iran, Iraq and North Korea. We do not expect such restrictions or sanctions to have any material effect on our business. The movement of capital may in addition be impacted by Irish company and tax laws in the ordinary course.

E. Taxation

Taxation in Ireland

Scope of Discussion

The following is a general summary of the material Irish tax considerations applicable to certain investors who are the owners of our ordinary shares. It is based on existing Irish law and our understanding of the practices of the Irish Revenue Commissioners on February 13, 2015. Legislative, administrative or judicial changes may modify the tax consequences described below, possibly with retrospective effect.

The following general summary does not constitute tax advice and is intended only as a general guide. Furthermore, this information applies only to our ordinary shares that are held as capital assets and does not apply to all categories of shareholders, such as dealers in securities, trustees, insurance companies, collective investment schemes or shareholders who have, or who are deemed to have, acquired their shares by virtue of an office or employment. This summary is not exhaustive and shareholders should consult their own tax advisors as to the tax consequences in Ireland, or other relevant jurisdictions, including the acquisition, ownership and disposition of our shares.

Tax on Chargeable Gains

A disposal of our ordinary shares by a shareholder who is not resident or ordinarily resident for tax purposes in Ireland should not give rise to Irish tax on any chargeable gain realized on such disposal unless such shares are used, held or acquired for the purposes of a trade carried on by such shareholder through a branch or agency in Ireland.

A disposal of our shares by an Irish resident or ordinarily resident shareholder may, depending on the circumstances (including the availability of exemptions and reliefs), give rise to a chargeable gain or allowable loss for that shareholder. The rate of capital gains tax in Ireland is currently 33%.

A holder of our ordinary shares who is an individual and who is temporarily non-resident in Ireland may, under Irish anti-avoidance legislation, be liable to Irish tax on any chargeable gain realized on a disposal during the period in which such individual is non-resident.

Dividend Withholding Tax

DWT (currently at a rate of 20%) may arise in respect of dividends or distributions from an Irish resident company unless an exemption applies. For DWT purposes dividends and distributions includes cash dividends, non-cash dividends and additional stock or units taken in lieu of a cash dividend. Where DWT does arise in respect of dividends, we are responsible for deducting DWT at source and forwarding the relevant payment to the Irish Revenue Commissioners.

Certain shareholders are entitled to an exemption from DWT. In particular, dividends to a non-Irish tax resident shareholder should not be subject to DWT if the shareholder is:

•	an individual shareholder resident for tax purposes in a “relevant territory” and the individual is neither resident nor ordinarily resident in Ireland;
•	a corporate shareholder resident for tax purposes in a “relevant territory” provided that the corporate shareholder is not under the control, whether directly or indirectly, of a person or persons who is or are resident in Ireland;
•	a corporate shareholder that is not resident for tax purposes in Ireland, that is ultimately controlled, directly or indirectly, by persons resident in a “relevant territory;” and that is not controlled, directly or indirectly, by persons who are not resident in a “relevant territory”;
•	a corporate shareholder that is not resident for tax purposes in Ireland and whose principal class of shares (or those of its 75% parent) is substantially and regularly traded on a recognized stock exchange either in a “relevant territory” or on such other stock exchange approved by the Irish Minister for Finance; or
•	a corporate shareholder that is not resident for tax purposes in Ireland and is wholly-owned, directly or indirectly, by two or more companies where the principal class of shares of each of such companies is substantially and regularly traded on a recognized stock exchange in a “relevant territory” or on such other stock exchange approved by the Irish Minister for Finance, and provided that, in all cases noted above (but subject to “—U.S. Resident Shareholders” below), the shareholder has provided a relevant Irish DWT declaration form to his or her broker at least seven business days before the record date for the dividend (in the case of shares held through DTC), and the relevant information is further transmitted to us (in the case of shares held through DTC) or to our transfer agent (in the case of shares held outside of DTC).

A list of “relevant territories” for the purposes of DWT is set forth below.

Albania	China	Greece	Luxembourg	Panama	Spain

Armenia	Croatia	Hong Kong	Macedonia	Poland	Sweden

Australia	Cyprus	Hungary	Malaysia	Portugal	Switzerland

Austria	Czech Republic	Iceland	Malta	Qatar	Thailand

Bahrain	Denmark	India	Mexico	Romania	Turkey

Belarus	Egypt	Israel	Moldova	Russia	Ukraine

Belgium	Estonia	Italy	Montenegro	Saudi Arabia	United Arab Emirates

Bosnia & Herzegovina	Ethiopia	Japan	Morocco	Serbia	United Kingdom

Botswana	Finland	Republic of Korea	Netherlands	Singapore	United States of America

Bulgaria	France	Kuwait	New Zealand	Slovak Republic	Uzbekistan

Canada	Georgia	Latvia	Norway	Slovenia	Vietnam

Chile	Germany	Lithuania	Pakistan	South Africa	Zambia

Prior to paying any dividend, we will put in place an agreement with an entity which is recognized by the Irish Revenue Commissioners as a “qualifying intermediary” which satisfies one of the Irish requirements for dividends to be paid free of DWT to certain shareholders who hold their shares through DTC.

With regard to shareholders (other than U.S. resident shareholders who hold their shares through DTC) who held shares in Midasplayer International Holding Company p.l.c. prior to the share-for-share exchange and who are resident in a relevant territory, the Irish Revenue Commissioners have confirmed that they will be given one year from the date of the share-for-share exchange to provide the relevant Irish DWT declaration form or, in the case of U.S. resident shareholders who hold their shares outside DTC, to provide a valid IRS Form 6166. The payment of dividends to these shareholders may be made without deduction of DWT during this transitional one year period.

U.S. Resident Shareholders

The Irish Revenue Commissioners have confirmed that dividends paid in respect of shares in an Irish resident company that are owned by residents of the United States and held through DTC will not be subject to DWT provided that the address of the beneficial owner of the shares in the records of the broker is in the United States. We strongly recommend that such shareholders ensure that their information has been properly recorded by their brokers (so that such brokers can provide the relevant information to a qualifying intermediary appointed by us).

Dividends paid in respect of shares in an Irish resident company that are owned by residents of the United States and held outside of DTC will not be subject to DWT provided that the shareholder has provided a valid IRS Form 6166 to our transfer agent at least seven business days before the record date for the first dividend payment to which they are entitled. However, with regard to U.S. resident shareholders who hold their shares outside DTC and who held shares in Midasplayer International Holding Company p.l.c. prior to the share-for-share exchange, the Irish Revenue Commissioners have confirmed that they will be given one year from the date of the share-for-share exchange to provide a valid IRS Form 6166. The payment of dividends to these shareholders may be made without deduction of DWT during this transitional one-year period.

If a U.S. resident shareholder receives a dividend subject to DWT, that shareholder should generally be able to make an application for a refund of DWT from the Irish Revenue Commissioners subject to certain time limits, provided the shareholder is beneficially entitled to the dividend.

Residents of “Relevant Territories” other than the United States

Shareholders who are residents of “relevant territories” other than the United States (regardless of when such shareholders acquired their shares) must satisfy the conditions of one of the exemptions referred to above including the requirement to complete the appropriate Irish DWT declaration form in order to receive dividends without suffering DWT.

Shareholders must provide the appropriate Irish DWT declaration form to their brokers (so that such brokers can provide the relevant information to a qualifying intermediary appointed by us) before the record date for the first dividend to which they are entitled (in the case of shares held through DTC), or to our transfer agent at least seven business days before such record date (in the case of shares held outside of DTC). We strongly recommend that such shareholders complete the appropriate Irish DWT declaration form and provide them to their brokers or our transfer agent as soon as possible.

If a shareholder who is resident in a “relevant territory” receives a dividend subject to DWT, that shareholder should generally be able to make an application for a refund of DWT from the Irish Revenue Commissioners subject to certain time limits, provided the shareholder is beneficially entitled to the dividend.

Irish Resident Shareholders

Irish tax resident or ordinarily resident shareholders will generally be subject to DWT in respect of dividends or distributions received from an Irish resident company unless an exemption applies.

Irish tax resident or ordinarily resident shareholders that are entitled to receive dividends without DWT must complete the relevant Irish DWT declaration form and provide the declaration form to their brokers (so that such brokers can provide the relevant information to a qualifying intermediary appointed by us) before the record date for the first dividend to which they are entitled (in the case of shares held through DTC), or to our transfer agent at least seven business days before such record date (in the case of shares held outside of DTC).

Irish tax resident or ordinarily resident shareholders who are not entitled to an exemption from DWT and who are subject to Irish tax should consult their own tax advisor.

Other Persons

Shareholders that do not fall within one of the categories mentioned above may fall within other exemptions from DWT, provided that the shareholder has completed the relevant Irish DWT declaration form and this declaration remains valid.

If a shareholder is exempt from DWT but receives a dividend subject to DWT, that shareholder may be able to claim a refund of DWT from the Irish Revenue Commissioners subject to certain time limits, provided the shareholder is beneficially entitled to the dividend.

Income Tax on Dividends

Non-Irish Resident Shareholders

A shareholder who is not resident or ordinarily resident for tax purposes in Ireland and who is entitled to an exemption from DWT, generally has no liability to Irish income tax or income charges on a dividend from an Irish resident company unless that shareholder holds the shares through a branch or agency which carries on a trade in Ireland.

A shareholder who is not resident or ordinarily resident for tax purposes in Ireland and who is not entitled to an exemption from DWT, generally has no additional liability to Irish income tax or income charges unless that shareholder holds the shares through a branch or agency which carries on a trade in Ireland. The shareholder’s liability to Irish income tax is effectively limited to the amount of DWT already deducted by the company.

Irish Resident Shareholders

Irish resident or ordinarily resident individual shareholders may be subject to Irish income tax and income charges such as pay related social insurance (PRSI) and the Universal Social Charge (USC) on dividends received from us. Such shareholders should consult their own tax advisor. Irish resident corporate shareholders should not be subject to tax on dividends from us on the basis that the dividend is not in respect of preferred shares.

Capital Acquisitions Tax

A gift or inheritance of our shares could attract a charge to Irish capital acquisitions tax (CAT) being gift tax or inheritance tax. A gift or inheritance of our shares (including where such shares are held in DTC) could attract a charge to CAT regardless of the place of residence, ordinary residence or domicile of the deceased or donor of the shares (collectively referred to as the “donor”) or the successor or donee of the shares (collectively referred to as the “donee”). This is because a charge to CAT can arise on a gift or inheritance which comprises of property situated in Ireland. Our shares are regarded as property situated in Ireland because our share register must be held in Ireland. The person who receives the gift or inheritance is the person who is accountable for any CAT that arises. However there are certain circumstances where another person such as an agent or personal representative may become accountable for the CAT.

The rate of CAT is currently 33% and is payable if the taxable value of the gift or inheritance exceeds certain thresholds, referred to as “group thresholds.” CAT is applied on the excess over the threshold amount. The appropriate threshold amount depends upon the relationship between the donor and the donee of the shares and also the aggregation of the values of previous gifts and inheritances received by the donee from persons within the same group threshold. For example, in 2014 a child is entitled to a tax-free threshold of €225,000 on a gift or inheritance from a parent, but all gifts or inheritances within the charge to tax in Ireland taken from donors within the same group threshold since December 5, 1991 are taken into account. A gift or inheritance received from a spouse is exempt from CAT. Gifts or inheritances taken by charities may be exempt where they have been or will be applied for purposes which would be considered public or charitable under Irish law. There is also a “small gift exemption” whereby the first €3,000 of the taxable value of all taxable gifts taken by a donee from any one donor, in each calendar year is exempt from tax and is also excluded from any future aggregation. This exemption does not apply to an inheritance.

There is a double tax agreement for gift and inheritance tax with the United Kingdom and for inheritance tax only with the United States. However, although these double tax agreements exist, they can be limited in their application. Under these agreements, U.K. or U.S. residents may, in certain cases, obtain relief from double taxation to CAT and their own country’s taxes. Otherwise, unilateral relief from double taxation may apply in certain circumstances.

Stamp Duty

Irish stamp duty typically arises on the transfer of shares in an Irish incorporated company, subject to certain exceptions. Irish stamp duty is currently 1% of the higher of the price paid or the market value of the shares acquired.

Shares Held Through DTC

The Irish Revenue Commissioners have confirmed that a transfer of our shares effected by means of the transfer of book-entry interests in DTC should not be subject to Irish stamp duty.

Shares Transferred into DTC

A shareholder may transfer our ordinary shares into DTC without giving rise to Irish stamp duty, so long as there is no change in the ultimate beneficial ownership of the ordinary shares as a result of the transfer and the transfer into DTC is not on a sale or in contemplation of a sale.

The Irish Revenue Commissioners have confirmed that a shareholder may transfer our shares into DTC without giving rise to Irish stamp duty so long as the transfer into DTC is not on a sale and there is no agreement in place for the sale of those shares.

Shares Transferred out of DTC

A shareholder may transfer our shares out of DTC without giving rise to Irish stamp duty so long as:

•	there is no change in the ultimate beneficial ownership of the shares as a result of the transfer; and
•	the transfer out of DTC is not on a sale or in contemplation of a sale.

Shares Held Outside of DTC

A transfer of our shares where any of the parties to the transfer hold the shares outside of DTC, may be subject to Irish stamp duty. The transferee of the shares is typically the person that is liable to pay stamp duty.

Due to the potential Irish stamp duty on transfers of our shares, we strongly recommend that shareholders hold their shares through DTC (or through a broker who holds such shares through DTC).

DTC Eligibility

In order for DTC, Cede & Co. and National Securities Clearing Corporation, or NSCC, which provides clearing services for securities that are eligible for the depository and book-entry transfer services provided by DTC and registered in the name of Cede & Co., which entities are referred to collectively as the DTC Parties, to provide services with respect to our ordinary shares, the company has entered into a composition agreement with the Revenue Commissioners of Ireland under which inter alia we have assumed any obligation of paying the liability for any Irish stamp duty with respect to our shares, on (a) transfers or deemed transfers of our shares to DTC (including transfers or deemed transfers of our shares to Cede & Co. as nominee for DTC), (b) transfers or deemed transfers of our shares from DTC (including transfers or deemed transfers of our shares from Cede & Co. as nominee for DTC) where those instruments operate as a voluntary disposition and have not already been duly stamped by the transferee within the appropriate statutory time limit, and (c) transfers or deemed transfers of our shares created by us and to the extent that such transfer had it been created by any person other than us would have fallen within the provisions of either (a) or (b), and the company has received confirmation from the Revenue Commissioners of Ireland that while such composition agreement remains in force, the DTC Parties shall have no liability whatsoever to report, collect, remit or pay any stamp duty in respect of any transactions in our shares

In addition, to assure the DTC Parties that they will not be liable for any Irish stamp duty or similar Irish transfer or documentary tax with respect to our ordinary shares under any circumstances (including as a result of a change in applicable law), and to make other provisions with respect to our ordinary shares required by the DTC Parties, we and our transfer agent have entered into a Special Eligibility Agreement for Securities, with DTC, Cede & Co. and NSCC, or the DTC Eligibility Agreement.

The DTC Eligibility Agreement provides for certain indemnities of the DTC Parties by us and our transfer agent (as to which we have agreed to indemnify our transfer agent) and also that any of the DTC Parties may take any restrictive measures with respect to our ordinary shares as the DTC Rules or the NSCC Rules (as applicable) provide without any liability on the part of any of the DTC Parties (except in the case of gross negligence or wilful misconduct on the part of any of the DTC Parties). The DTC Eligibility Agreement also provides that DTC, in its sole discretion, may impose a global lock on our ordinary shares, otherwise limit transactions in the shares, or cause the shares to be withdrawn, and NSCC may, in its sole discretion, exclude our ordinary shares from its continuous net settlement service or any other service, and any of the DTC Parties may take other restrictive measures with respect to our ordinary shares as it may deem necessary and appropriate, without any liability on the part of any of the DTC Parties (except in the case of gross negligence or wilful misconduct on the part of any of the DTC Parties), if at any time a DTC Party determines, in its sole discretion acting in good faith, that to continue to hold or process transactions in our ordinary shares might give rise to a liability for tax relating to or in respect of our ordinary shares on the part of any of the DTC Parties.

Material U.S. Federal Income Tax Consequences to U.S. Holders

The following general summary describes the material U.S. federal income tax consequences to U.S. Holders (as defined below) of owning and disposing of our ordinary shares. It does not purport to be a comprehensive discussion of all of the tax considerations that may be relevant to a decision to purchase our ordinary shares.

This discussion applies only to a U.S. Holder that owns our ordinary shares as capital assets for U.S. federal income tax purposes. In addition, this summary does not address all U.S. federal income tax matters that may be relevant to a particular U.S. Holder. Each prospective investor should consult a professional tax advisor with respect to the tax consequences of an investment in our ordinary shares. This summary does not address tax considerations applicable to a holder of our ordinary shares that may be subject to special tax rules including, without limitation, the following:

•	dealers in securities or currencies;

•	financial institutions;

•	S corporations;

•	regulated investment companies;

•	real estate investment trusts;

•	tax-exempt entities (including private foundations);

•	qualified retirement plans, individual retirement accounts and other tax-deferred accounts;

•	insurance companies;

•	persons holding ordinary shares as a part of a hedging, integrated, conversion or constructive sale transaction or a straddle;

•	persons that own, directly, indirectly or as a result of certain constructive ownership rules, ordinary shares representing 10% or more of the total combined voting power of all classes of our stock;

•	traders in securities that elect to use a mark-to-market method of accounting;

•	persons liable for alternative minimum tax;

•	persons that received our shares as compensation for services;

•	U.S. Holders whose “functional currency” is not the U.S. dollar; or

•	U.S. tax expatriates and certain former citizens and long-term residents of the United States.

This summary is based upon the provisions of the U.S. Internal Revenue Code of 1986, as amended (Code), the U.S. Treasury Regulations promulgated thereunder, and administrative and judicial interpretations of the Code and the U.S. Treasury Regulations, all as currently in effect as of the date hereof, and all subject to differing interpretations or change, possibly on a retroactive basis. This summary does not address any estate, gift, state, local, non-U.S. or other tax consequences, except as specifically provided herein. No ruling has been or will be sought from the U.S. Internal Revenue Service (IRS), with respect to the matters discussed below, and there can be no assurance that the IRS will not take a contrary position regarding the tax consequences of the ownership and disposition of our ordinary shares, or that any such contrary position will not be sustained by a court.

For purposes of this summary, a “U.S. Holder” means a holder of ordinary shares that is, for U.S. federal income tax purposes:

•	an individual who is a citizen or resident of the United States (as determined under U.S. federal income tax rules);

•	a corporation (or other entity taxable as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States or of any political subdivision thereof;

•	an estate, the income of which is subject to U.S. federal income taxation regardless of its source; or

•	a trust if it (1) is subject to the primary supervision of a court within the United States and one or more U.S. persons have the authority to control all substantial decisions of the trust or (2) has in effect a valid election under applicable U.S. Treasury Regulations to be treated as a U.S. person.

If a partnership or an entity or an arrangement treated as a partnership for U.S. federal income tax purposes holds our ordinary shares, the U.S. federal income tax treatment of a partner in the partnership will generally depend on the status of the partner and the activities of the partnership. Partnerships holding our ordinary shares or partners in such partnerships should consult their own tax advisors regarding the particular U.S. federal income tax consequences of the ownership and disposition of our ordinary shares.

The following summary is of a general nature only and is not a substitute for careful tax planning and advice. U.S. Holders of our ordinary shares are urged to consult their own tax advisors concerning the U.S. federal income tax consequences of the issues discussed herein, in light of their particular circumstances, as well as any considerations arising under the laws of any foreign, state, local or other taxing jurisdiction.

Taxation of Distributions on Ordinary Shares

Subject to the discussion under “—Passive Foreign Investment Company” below, the gross amount of any distribution (including amounts, if any, withheld in respect of Irish withholding tax) actually or constructively received by a U.S. Holder with respect to our ordinary shares will be taxable to the U.S. Holder as a dividend to the extent of our current or accumulated earnings and profits as determined under U.S. federal income tax principles. Distributions to a U.S. Holder in excess of earnings and profits ordinarily would be treated first as a return of capital that reduces a U.S. Holder’s tax basis in such ordinary shares (thereby increasing the amount of gain or decreasing the amount of loss that a U.S. Holder would recognize on a subsequent disposition of our ordinary shares), and then as gain from the sale or exchange of such ordinary shares.

We believe that we did not have earnings and profits for the 2014 year as determined under U.S. federal income tax principles. We do not necessarily intend to calculate our earnings and profits for the current year or any subsequent year, in the event we make distributions to holders of our ordinary shares, there can be no assurance that we will determine the portion of any distribution that constitutes a dividend for U.S. federal income tax purposes. As a result, U.S. Holders may be required to treat the entire distribution as a taxable dividend, even if some or all of the distribution would otherwise be treated as a non-taxable return of capital or as capital gain. The amount of any distribution of property other than cash will be the fair market value of that property on the date of distribution. The amount of the dividend will generally be treated as foreign-source dividend income to U.S. Holders, which may be relevant in calculating any foreign tax credit limitation. U.S. Holders should consult their own tax advisors to determine whether and to what extent they will be entitled to foreign tax credits.

For U.S. Holders who are individuals, estates or trusts, dividends received with respect to our ordinary shares will generally be considered qualified dividend income, subject to U.S. federal income tax at a maximum rate of 20%, provided that we are a “qualified foreign corporation,” the stock on which the dividend is paid is held for a minimum holding period, and other requirements are satisfied.

A “qualified foreign corporation” includes a foreign corporation that is not a PFIC (as defined in “—Passive Foreign Investment Company”) in the year of the distribution or in the prior tax year and that is eligible for the benefits of an income tax treaty with the United States, if such treaty contains an exchange of information provision and the U.S. Treasury Department has determined that the treaty is satisfactory for purposes of the legislation. An Irish resident company that is publicly traded on a recognized U.S. stock exchange is eligible for the benefits of the U.S. income tax treaty with Ireland. The IRS has published guidance stating that the U.S. income tax treaty with Ireland contains an exchange of information provision and is satisfactory for purposes of the legislation. Thus, based on current law and applicable administrative guidance, dividends paid on our ordinary shares will be eligible for treatment as qualified dividend income, provided that we are not a PFIC, and the holding period and other requirements are satisfied.

U.S. Holders that are individuals, estates or trusts and whose income exceeds certain thresholds will be subject to a 3.8% Medicare tax (in addition to the regular income tax) on certain investment income, including dividends.

Distributions to U.S. Holders that are corporations generally will not be eligible for the dividends received deduction generally allowed to U.S. corporations in respect of dividends received from other U.S. corporations.

Taxation of Sale, Exchange or Other Taxable Disposition of Our Ordinary Shares

Upon the sale, exchange or other taxable disposition of an ordinary share, a U.S. Holder generally will recognize gain or loss equal to the difference between the amount realized upon the sale, exchange or other disposition and such U.S. Holder’s tax basis in the ordinary share. The amount realized on the sale, exchange or other taxable disposition of the ordinary shares will be the amount of cash received plus the fair market value of any property received. The U.S. Holder’s amount realized and tax basis will be measured in U.S. dollars. Subject to the discussion under “—Passive Foreign Investment Company” below, any such gain or loss will generally be capital gain or loss and will generally be long-term capital gain or loss if the U.S. Holder’s holding period for the ordinary shares transferred exceeds one year on the date of the sale or disposition. Long-term capital gains of non-corporate U.S. Holders derived with respect to the disposition of ordinary shares are currently subject to tax at reduced rates. The deductibility of capital losses is subject to limitations. The gain or loss will generally be U.S.-source gain or loss for foreign tax credit purposes.

U.S. Holders that are individuals, estates or trusts and whose income exceeds certain thresholds will be subject to a 3.8% Medicare tax (in addition to the regular income tax) on certain investment income, including capital gains.

Passive Foreign Investment Company

A foreign corporation is a passive foreign investment company (PFIC), within the meaning of Section 1297 of the Code if, during any taxable year, (1) 75% or more of its gross income consists of certain types of passive income or (2) the average quarterly value (or basis in certain cases) of its passive assets (generally assets that generate passive income) is 50% or more of the average quarterly value (or basis in certain cases) of all of its assets. In arriving at this calculation, we will be treated as holding directly our proportionate share of the assets, and receiving directly our proportionate share of income of any corporation in which we own, directly or indirectly, at least a 25% interest measured by value. Passive income for this purpose generally includes dividends, interest, royalties, rents and gains from commodities and securities transactions, subject to certain exceptions.

Based on our estimated gross income, the average value of our gross assets, and the nature of our businesses, we do not believe that we were a PFIC for the 2014 year or that we will be a PFIC for the current taxable year, and we do not expect to become one in the foreseeable future. Our status for any taxable year will depend on our assets and activities in each year, and because this is a factual determination made annually after the end of each taxable year, there can be no assurance that we will not be considered a PFIC for the current taxable year or any future taxable year. The market value of our assets may be determined in large part by reference to the market price of our ordinary shares, which is likely to fluctuate over time. If our income or asset composition were to become more passive (including through the acquisition of assets that generate passive income), we could potentially become a PFIC.

If we were classified as a PFIC in any year with respect to which a U.S. Holder owns ordinary shares, we would continue to be treated as a PFIC with respect to the U.S. Holder in all succeeding years during which the U.S. Holder owns our ordinary shares, regardless of whether we continue to meet the tests described above.

If we were treated as a PFIC for any taxable year during which a taxable U.S. Holder held our ordinary shares, gain recognized by the U.S. Holder on a sale or other disposition (including certain pledges) of the ordinary shares would be allocated ratably over the U.S. Holder’s holding period for the ordinary shares. The amounts allocated to the taxable year of the sale or other disposition and to any year before we became a PFIC would be taxed as ordinary income. The amount allocated to each other taxable year would be subject to tax at the highest rate in effect for individuals or corporations, as appropriate, for that taxable year, and an interest charge would be imposed on the amount allocated to that taxable year. Further, to the extent that any distribution received by a U.S. Holder on its ordinary shares exceeded 125% of the average of the annual distributions on the ordinary shares received during the preceding three years or the U.S. Holder’s holding period, whichever is shorter, that distribution (referred to as excess distribution) would be subject to taxation in the same manner as gain, described immediately above.

Certain elections may be available that would result in alternative treatments of the ordinary shares. However, we do not expect that we will prepare or provide to U.S. Holders a “PFIC annual information statement,” which would enable a U.S. Holder to make one type of election, a “qualified electing fund.” In addition, each U.S. Holder of a PFIC is required to file an annual report containing such information as the U.S. Department of the Treasury may require. U.S. Holders are advised to consult with their own tax advisors regarding the details of the PFIC rules and any elections that may be available.

Information Reporting and Backup Withholding

In general, information reporting requirements may apply to payments with respect to ordinary shares paid to certain U.S. Holders. Backup withholding, currently at a 28% rate, also may apply to such payments if the U.S. Holder fails to provide a taxpayer identification number or certification of other exempt status or fails to comply with the applicable requirements of the backup withholding rules. Any amounts withheld under the backup withholding rules will be allowed as a refund or a credit against such U.S. Holder’s U.S. federal income tax liability provided that the required information is furnished by such U.S. Holder to the IRS. A U.S. Holder who does not provide a correct taxpayer identification number may be subject to penalties imposed by the IRS.

Certain U.S. Holders holding specified foreign financial assets, including our ordinary shares, with an aggregate value in excess of the applicable U.S. dollar threshold are, subject to certain exceptions, required to report information relating to our ordinary shares by attaching a complete IRS Form 8938, Statement of Specified Foreign Financial Assets, to their tax returns, for each year in which they hold our ordinary shares. U.S. Holders are urged to consult their own tax advisors regarding information reporting requirements relating to the ownership of our ordinary shares.

F. Dividends and Paying Agents

Not Applicable.

G. Statements by Experts

Not Applicable.

H. Documents on Display

We are subject to the reporting requirements of the Exchange Act applicable to foreign private issuers, which do not require us to deliver proxy statements or to file quarterly reports on Form 10-Q or to provide current reports on Form 8-K disclosing significant events within four days of their occurrence, among other things. However, we plan to continue to provide proxy materials to our shareholders for all meetings of our shareholders in accordance with the New York Stock Exchange listing standards, and plan to continue to produce quarterly financial reports and furnish them to the SEC on a Form 6-K for each of the first three quarters of our fiscal year and to file our annual report on Form 20-F after the end of our fiscal year. In addition, our “insiders” are not subject to the SEC’s rules that prohibit short-swing trading of our ordinary shares. We also maintain a website at www.king.com. Information contained in or accessible through, our website is not a part of this prospectus.

You may review a copy of our filings with the SEC, including exhibits and schedules filed with this Annual Report, at the SEC’s public reference facilities at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. You may also request copies of these documents upon payment of a duplicating fee by writing to the SEC. For further information on the public reference facility, please call the SEC at 1-800-SEC-0330. Our SEC filings are also available to shareholders on the SEC’s website at http://www.sec.gov. We also maintain a website at http://investor.king.com. We intend to post this Annual Report on our website promptly following filing with the SEC. Information contained in, or accessible through, our website is not a part of this Annual Report, and the inclusion of our website address in this Annual Report is an inactive textual reference.

With respect to references made in this Annual Report to any contract or other document, such references are not necessarily complete and you should refer to the exhibits filed with or incorporated by reference to this Annual Report for copies of the actual contract or document.

I. Subsidiary Information

Not Applicable.

Item 11. Qualitative and Quantitative Disclosures About Market Risk

We are exposed to market risks in the ordinary course of our business. Market risk represents the risk of loss that may impact our financial position due to adverse changes in financial market prices and rates. Our market risk exposure is primarily a result of fluctuations in interest rates and foreign currency exchange rates. We do not hold or issue financial instruments for trading purposes. See Note 4 to our consolidated financial statements for our quantitative and qualitative disclosures about market risk.

Item 12. Description of Securities Other than Equity Securities

Not applicable.

PART II

Item 13. Defaults, Dividend Arrearages and Delinquencies

Not applicable.

Item 14. Material Modifications of Rights of Security Holders and Use of Proceeds

Material Modifications to Rights of Security Holders

On March 26, 2014 in connection with our IPO, we amended and restated our memorandum and articles of association. A copy of our current Memorandum and Articles are incorporated by reference into this Annual Report as Exhibit 1.01. For more information about our Memorandum and Articles, see “Item 10.A. Share Capital.”

Use of Proceeds

In our IPO in March 2014, we sold 15,533,334 ordinary shares and received net proceeds of approximately $329 million after deducting underwriting discounts and commissions and offering expenses. The offer and sale of the ordinary shares in the IPO were registered under the Securities Act, pursuant to a registration statement on Form F-1 (File No. 333-193984) (the Registration Statement), which the SEC declared effective on March 25, 2014. The offering commenced as of March 25, 2014 and did not terminate before all of the securities registered in the registration statement were sold. J.P. Morgan Securities LLC, Credit Suisse Securities (USA) LLC, Merrill Lynch, Pierce, Fenner and Smith Incorporated, Barclays Capital Inc., Deutsche Bank Securities Inc. and RBC Capital Markets, LLC acted as joint book-running managers of the IPO. There has been no material change in the planned use of proceeds from our IPO as described in the Registration Statement.

Item 15. Controls and Procedures

Our management, with the participation of our chief executive officer and chief financial officer, has evaluated the effectiveness of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act), as of the end of the period covered by this Annual Report. Based on such evaluation, our chief executive officer and chief financial officer have concluded that as of December 31, 2014, our disclosure controls and procedures are designed at a reasonable assurance level and are effective to provide reasonable assurance that information we are required to disclose in reports that we file or submit under the Exchange Act is recorded, processed, summarized, and reported within the time periods specified in the rules and forms of the SEC, and that such information is accumulated and communicated to our management, including our chief executive officer and chief financial officer, as appropriate, to allow timely decisions regarding required disclosure.

In designing and evaluating the disclosure controls and procedures, management recognizes that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objectives. In addition, the design of disclosure controls and procedures must reflect the fact that there are resource constraints and that management is required to apply judgment in evaluating the benefits of possible controls and procedures relative to their costs.

This Annual Report does not include a report of management’s assessment regarding internal control over financial reporting or an attestation report of the company’s registered public accounting firm due to a transition period established by rules of the SEC.

There were no changes in our internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) during the period covered by this Annual Report that have materially affected, or that are reasonably likely to materially affect, our internal control over financial reporting.

Item 16. Reserved

Item 16A. Audit Committee Financial Expert

Our board of directors has determined that Mr. McKee is independent and an audit committee financial expert as defined under the applicable SEC rules and regulations and the New York Stock Exchange listing standards.

Item 16B. Code of Ethics

We adopted a code of business conduct and ethics that applies to directors and a code of business conduct and ethics that applies to all of our employees, including our executive officers who are responsible for financial reporting, both of which are available on our website at http://investor.king.com. We intend to disclose any amendments to the code of business conduct and ethics, or any waivers of its requirements, on our website.

Item 16C. Principal Accountant Fees and Services

The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered by PricewaterhouseCoopers LLP, our principal accountants for the periods indicated:

	Year Ended December 31,
	2014	2013
Audit fees (1)	$2,449,380	$6,753,804
Audit-related fees	—	—
Tax fees (2)	2,088,483	7,064,927
All other fees (3)	660,777	1,242,775

Total	$5,198,640	$15,061,506

(1)	Includes the aggregate fees related to the audits of our annual consolidated financial statements and the reviews of our interim financial statements, services rendered in connection with the filing of our registration statements, including our Registration Statement on Form F-1 related to our IPO and the issuance of comfort letters and consents, and also includes fees related to accounting consultations, and statutory audit services for certain of our foreign subsidiaries.
(2)	Includes preparation and review of various filings and advising on transfer pricing, international tax structures, indirect taxes and various other tax issues.
(3)	Includes advice on the restructuring of the group prior to and shortly following the IPO.

The audit committee’s policy is to pre-approve all audit and non-audit services provided by the independent accountants. These services may include audit services, audit-related services, tax services and other services. The audit committee pre-approves services on a case-by-case basis. The independent accountant and management are required to periodically report to the audit committee regarding the extent of services provided by the independent accountant with these pre-approvals, and the fees for the services performed to date.

Item 16D. Exemptions from the Listing Standards for Audit Committees

We are relying on the exemption under Rule 10A-3(b)(1)(iv)(A)(2) of the Exchange Act, which provides that a minority of the members of the listed issuer’s audit committee may be exempt from the independence requirements of paragraph (b)(1)(ii) of Rule 10A-3 for one year from the date of effectiveness of the registration statement covering an initial public offering of securities listed by the issuer. Our audit committee currently comprises three directors and two of those directors are independent. Our audit committee will consist solely of independent directors within one year of our IPO.

Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers

The following table provides information with respect to repurchases of our ordinary shares by us or on our behalf in the year ended December 31, 2014:

Period	(a) Total Number of Shares Purchased	(b) Average Price Paid per Share		(c) Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs	(d) Maximum Number (or Approximate Dollar Value) of Shares that May Yet Be Purchased Under the Plans or Programs
January 2014	17,227,880(1)	$0.072	(1)	N/A	N/A

(1)       Shares were repurchased in exchange for an aggregate repurchase price of $1,240,407 plus 7,422,180 Linked Options with an exercise price of $31.37 per share with Linked Shares. For more information, see “Item 7.B. Related Party Transactions—Repurchase of Shares”

For information on our share repurchase program, see “Item 5. Operating and Financial Review and Prospects—Management’s Discussion and Analysis of Financial Condition and Results of Operation—Share Repurchase Programs.”

Item 16F. Change in Registrant’s Certifying Accountant

Not Applicable.

Item 16G. Corporate Governance

We are a foreign private issuer under the securities laws of the United States and the New York Stock Exchange listing standards. We intend to take all actions necessary for us to maintain compliance as a foreign private issuer under the applicable corporate governance requirements of the Sarbanes-Oxley Act of 2002, the rules adopted by the SEC and the New York Stock Exchange listing standards.

Under the New York Stock Exchange listing standards, a foreign private issuer is subject to less stringent corporate governance requirements. Subject to certain exceptions, the New York Stock Exchange listing standards permit a foreign private issuer to follow its home country practice in lieu of the New York Stock Exchange listing standards. Under Irish law, there is no general statutory requirement for equity compensation plans to be approved by way of shareholder resolution, which is different than the requirements of the New York Stock Exchange listing standards. As such, while we may choose to seek shareholder approval for any equity compensation plans, we do not intend to adopt any requirements for shareholder approval of such plans in our amended and restated memorandum and articles of association. Other than the foregoing, we do not intend to follow home country corporate governance practices instead of the requirements of the New York Stock Exchange.

Further, as a foreign private issuer, the rules governing the information that we disclose differ from those governing U.S. public companies pursuant to the Securities Act and Exchange Act. See “Item 10.H Documents on Display.”

If at any time we cease to be a foreign private issuer, we would be required to comply with the Securities Act and Exchange Act reporting and other requirements applicable to U.S. public companies and we would be required make changes in our corporate governance practices in accordance with various SEC and New York Stock Exchange listing standards.

Item 16H. Mine Safety Disclosure

Not Applicable.

PART III

Item 17. Consolidated Financial Statements

Not applicable, see Item 18.

Item 18. Consolidated Financial Statements

The financial statements as required under Item 18 are attached hereto and found immediately following the text of this Annual Report. The audit report of PricewaterhouseCoopers LLP, Independent Registered Public Accounting Firm, is included herein preceding the audited consolidated financial statements.

Item 19.Exhibits

EXHIBITS INDEX

Exhibit Number	Description of Document	Incorporated by Reference				Filed Herewith
		Form	File No.	Exhibit	Filing Date
1.01	Amended and Restated Memorandum and Articles of Association.	S-8	333-195457	4.01	April 23, 2014

2.01	Form of Ordinary Share Certificate.	F-1	333-193984	4.01	February 18, 2014

2.02	Registration Rights Agreement between the Registrant and the shareholders party thereto.	F-1	333-193984	4.02	March 21, 2014

4.01	Lease between Central Saint Giles Limited Partnership, Specific Media UK Limited and Interactive Media Holdings Inc., dated December 31, 2010, and Agreement for Assignment of Lease between Midasplayer.com Limited and Specific Media UK Limited, dated May 31, 2013.	F-1	333-193984	10.01	February 18, 2014

4.02	Lease Agreement between Midasplayer AB and Diligentia Fyrkanten AB, dated June 12, 2013, and Addendums No. 1 and No. 2 to the Lease Agreement with Diligentia Fyrkanten AB, dated November 5, 2013.	F-1	333-193984	10.18	February 18, 2014

4.03	Lease Agreements between King Shared Services, S.L. and Bassat Partners, S.L., dated November 11, 2014.					X

4.04

Leases between Expedia.com Limited and Facebook UK Ltd, dated November 11, 2011 and January 3, 2012, and a Contract for Sale and Purchase of Leasehold Property and Deeds of Assignment between Midasplayer.com Limited and Facebook UK Ltd, dated July 9, 2014.

						X

4.05	Services Agreement between Midasplayer AB and InterXion Sverige AB, dated August 4, 2014.					X

4.06	ABL Credit Agreement between Midasplayer International Holding Company Limited, King.com Limited, Midasplayer Vertriebs GmbH, JP Morgan Chase Bank, N.A. and the lenders from time to time party thereto, dated October 7, 2013.	F-1	333-193984	10.17	February 18, 2014

4.07+	Form of Indemnity Agreement entered into between King.com Inc. and its officers and directors.	F-1	333-193984	10.04	March 12, 2014

4.08+	Service Agreement between Midasplayer.com Limited and Riccardo Zacconi, dated March 9, 2014.	F-1	333-193984	10.05	March 12, 2014

4.09+	Service Agreement between Midasplayer AB and John Sebastian Knutsson, dated March 7, 2014.	F-1	333-193984	10.06	March 12, 2014

4.10+	Service Agreement between Midasplayer.com Limited and Stephane Kurgan, dated March 11, 2014.	F-1	333-193984	10.07	March 12, 2014

4.11+	Service Agreement between Midasplayer.com Limited and Hope Cochran, dated March 7, 2014.	F-1	333-193984	10.19	March 12, 2014

4.12+	Service Agreement between Midasplayer.com Limited and Robert Miller, dated March 9, 2014.	F-1	333-193984	10.08	March 12, 2014

4.13+	Description of Management Services Arrangement between Midasplayer.com Limited and Apax Partners LLP.	F-1	333-193984	10.20	February 18, 2014

4.14+	Consultancy Agreement between Midasplayer AB and Joshsthlm AB, dated January 7, 2013.	F-1	333-193984	10.09	February 18, 2014

4.15+	Master Services Agreement between Midasplayer AB and Joshsthlm AB, dated December 15, 2014.					X

4.16	Registered Apple Developer Agreement.					X

4.17	Google Play Developer Distribution Agreement, Developer Program Policies, and Brand Guidelines.					X

4.18	Facebook Platform Policies, Statement of Rights and Responsibilities, Developer Payment Terms Advertising Guidelines, and Brand Resource Guidelines.					X

4.19+	Midasplayer International Holding Company Limited 2012 Share Incentive Plan (for United States Services Providers) and forms of subscription agreement thereunder.	F-1	333-193984	10.13	March 12, 2014

4.20+	Forms of non-U.S. equity-settled award agreements.	F-1	333-193984	10.14	March 12, 2014

4.21	Form of Discretionary Bonus Unit award letter.	F-1	333-193984	10.15	February 18, 2014

4.22+	2014 Equity Incentive Plan and forms of agreement thereunder.	S-8	333-195457	99.01	April 23, 2014

4.22A+	2014 Equity Incentive Plan additional forms of agreement.					X

4.23+	Form of U.S. Individual Option Agreement	S-8	333-195457	99.03	April 23, 2014

8.01	Subsidiaries of the Registrant.					X

12.01	Certification of Chief Executive Officer pursuant to Exchange Act Rules 13a-14(a) and 15d-14(a) as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.					X

12.02	Certification of Chief Financial Officer pursuant to Exchange Act Rules 13a-14(a) and 15d-14(a) as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.					X

13.01*	Certification of Chief Executive Officer pursuant to 18 U.S.C. Section 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.					X

13.02*	Certification of Chief Financial Officer pursuant to 18 U.S.C. Section 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.					X

15.01	Consent of PricewaterhouseCoopers LLP, Independent Registered Public Accounting Firm.					X

+ Indicates a management contract or compensatory plan.

* This certification is deemed not filed for purposes of Section 18 of the Exchange Act or otherwise subject to the liability of that section, nor shall it be deemed incorporated by reference into any filing under the Securities Act or the Exchange Act.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

KING DIGITAL ENTERTAINMENT PLC

Date: February 13, 2015	By:	/s/ Riccardo Zacconi
	Name:	Riccardo Zacconi
	Title:	Chief Executive Officer

KING DIGITAL ENTERTAINMENT PLC

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of:

King Digital Entertainment plc

In our opinion, the accompanying consolidated statements of financial position and the related consolidated statements of operations, comprehensive income, changes in equity and cash flows present fairly, in all material respects, the financial position of King Digital Entertainment plc and its subsidiaries at December 31, 2014 and December 31, 2013, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2014 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

/s/ PricewaterhouseCoopers LLP

London, United Kingdom

February 13, 2015.

KING DIGITAL ENTERTAINMENT PLC

CONSOLIDATED STATEMENTS OF OPERATIONS

(In US$ thousands, except per share data)

		Year Ended December 31,
	Notes	2014	2013	2012

Revenue	6	$2,260,241	$1,884,301	$164,412

Other income		9,163	-	-

Costs and expenses:

Cost of revenue		716,743	584,358	54,713

Research and development		177,934	110,502	28,600

Sales and marketing		455,408	376,898	55,188

General and administrative		184,236	95,667	14,577

Total costs and expenses	7	1,534,321	1,167,425	153,078

Other gains (losses)	9	34,100	(870)	(269)

Net finance (costs) income		(905)	(1,731)	52

Profit before tax		768,278	714,275	11,117

Income tax expense	10	193,427	146,681	3,272

Profit		$574,851	$567,594	$7,845

Earnings per share attributable to the equity holders of the Company during the year

Basic earnings per share	11	$1.86	$1.86	$0.03

Diluted earnings per share	11	$1.79	$1.75	$0.02

See accompanying notes to the consolidated financial statements.

KING DIGITAL ENTERTAINMENT PLC

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(In US$ thousands)

	Year Ended December 31,
	2014	2013	2012

Profit for the year	$574,851	$567,594	$7,845

Other comprehensive income:

Items that may be subsequently reclassified to profit

Exchange difference on translation of foreign subsidiaries, net of tax $0	(45,917)	4,062	1,242

Total comprehensive income for the year	$528,934	$571,656	$9,087

See accompanying notes to the consolidated financial statements.

KING DIGITAL ENTERTAINMENT PLC

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

(In US$ thousands)

		December 31,
	Notes	2014	2013

Assets

Current assets

Cash and cash equivalents	12	$963,972	$408,695

Trade and other receivables	13	228,392	221,550

Income tax receivable		103,748	1,379

Total current assets		1,296,112	631,624

Non current assets

Intangible assets, net	14	48,587	9,239

Property, plant and equipment, net	15	34,310	14,258

Deferred tax assets	16	14,733	47,440

Income tax receivable		38,431	103,534

Other deposits		9,604	5,437

Total non current assets		145,665	179,908

Total assets		$1,441,777	$811,532

Liabilities and shareholders’ equity

Current liabilities

Trade and other payables	17	137,638	176,776

Deferred revenue		34,310	10,942

Income tax liabilities		232,637	118,728

Provision for other liabilities	18	-	15,513

Total current liabilities		404,585	321,959

Non current liabilities

Deferred tax liabilities	16	669	17

Income tax liabilities		51,589	120,903

Provision for other liabilities	18	3,055	1,266

Other non current liabilities	25	13,000	-

Total non current liabilities		68,313	122,186

Total liabilities		$472,898	$444,145

Shareholders’ equity

Share capital	19	78	65

Other reserves		456,499	65,995

Retained earnings		512,302	301,327

Total shareholders’ equity		968,879	367,387

Total liabilities and shareholders’ equity		$1,441,777	$811,532

See accompanying notes to the consolidated financial statements.

KING DIGITAL ENTERTAINMENT PLC

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

(In US$ thousands)

		Other Reserves
			Other comprehensive			Total
	Share		income - translation	Share-based	Retained	shareholders’
	capital	Other reserves	reserve	payment reserve	earnings	equity

Balance as of January 1, 2012	$24	$3,695	$(1,522)	$2,077	$12,607	$16,881
Profit for the year	-	-	-	-	7,845	7,845
Currency translation differences	-	-	1,242	-	-	1,242

Total comprehensive income for the year	-	-	1,242	-	7,845	9,087
Share-based payments	-	-	-	7,562	-	7,562
Issuance of shares	1	-	-	-	-	1

Balance as of December 31, 2012	$25	$3,695	$(280)	$9,639	$20,452	$33,531

Balance as of January 1, 2013	$25	$3,695	$(280)	$9,639	$20,452	$33,531
Profit for the year	-	-	-	-	567,594	567,594
Currency translation differences	-	-	4,062	-	-	4,062

Total comprehensive income for the year	-	-	4,062	-	567,594	571,656
Share-based payments	-	-	-	48,879	-	48,879
Issuance of shares	40	-	-	-	-	40
Dividends	-	-	-	-	(286,719)	(286,719)

Balance as of December 31, 2013	$65	$3,695	$3,782	$58,518	$301,327	$367,387

Balance as of January 1, 2014	$65	$3,695	$3,782	$58,518	$301,327	$367,387
Profit for the year	-	-	-	-	574,851	574,851
Currency translation differences	-	-	(45,917)	-	-	(45,917)

Total comprehensive income for the year	-	-	(45,917)	-	574,851	528,934
Share-based payments	-	-	-	107,511	-	107,511
Issuance of shares	55	12,317	-	(11,622)	-	750
Cancellation of shares	(42)	-	-	-	-	(42)
Reorganization and initial public offering(1)	-	328,215	-	-	-	328,215
Dividends	-	-	-	-	(363,876)	(363,876)

Balance as of December 31, 2014	$78	$344,227	$(42,135)	$154,407	$512,302	$968,879

The amounts above are shown net of income tax expense.

(1)	Refer to note 2 for details on the reorganization that occurred during the year ended December 31, 2014.

See accompanying notes to the consolidated financial statements.

KING DIGITAL ENTERTAINMENT PLC

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In US$ thousands)

	Year Ended December 31,
	2014	2013	2012

Cash flows from operating activities
Profit for the year	$574,851	$567,594	$7,845
Adjustments to reconcile profit to net cash provided by operating activities:
Depreciation and amortization	14,845	6,363	2,826
Equity settled share-based payments	116,877	19,263	4,781
Unrealized foreign currency exchange (gain) loss	(32,835)	1,362	978
Loss on disposal of property, plant and equipment & intangible assets & derecognition of intangible assets	1,055	169	325
Net finance costs (income)	905	1,731	(52)
Income tax expense	193,427	146,681	3,272
Change in fair value of contingent consideration	(4,000)	-	-
Change in deferred revenue	23,368	5,261	3,355
Change in provisions	(15,513)	15,513	-
Changes in operating assets and liabilities:
Trade receivables	4,020	(180,221)	(22,714)
Prepayments, other receivables, current and non current assets	(15,505)	(12,581)	(4,052)
Trade payables	(5,488)	17,677	2,377
Accrued expenses and other liabilities	(44,130)	125,425	15,400

Cash generated from operations	811,877	714,237	14,341
Interest received	275	150	52
Finance costs paid	(1,020)	(1,881)	-
Income tax paid, net of refunds	(149,847)	(26,964)	(2,151)

Net cash provided by operating activities	661,285	685,542	12,242
Cash flows from investing activities
Purchases of intangible assets	(9,729)	(7,611)	(2,553)
Purchase of property, plant and equipment	(31,274)	(15,347)	(2,704)
Purchase of business, net of cash acquired	(17,969)	-	(669)

Net cash used in investing activities	(58,972)	(22,958)	(5,926)
Cash flows from financing activities
Payment of dividends	(363,876)	(286,719)	-
Proceeds from initial public offering	329,404	-	-
Repurchase of the company’s share capital	(1,240)	-	-
Proceeds from issuance of share capital	-	40	-
Proceeds from exercise of share options and employee share plan	3,062	-	-

Net cash used in financing activities	(32,650)	(286,679)	-

Net increase in cash and cash equivalents	569,663	375,905	6,316

Cash and cash equivalents at the beginning of the year	408,695	27,912	21,658
Exchange gains (losses) on cash and cash equivalents	(14,386)	4,878	(62)

Cash and cash equivalents at the end of the year	$963,972	$408,695	$27,912

See accompanying notes to the consolidated financial statements.

KING DIGITAL ENTERTAINMENT PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2014, 2013 and 2012

1.	General information

King Digital Entertainment plc (KDE) and its subsidiaries (together, the Group or the Company) produce and distribute digital games on multiple platforms. The Company is incorporated under the laws of Ireland under the Irish Companies Act (1963-2013). Its registered office is Fitzwilton House, Wilton Place, Dublin 2, Ireland.

The Company historically conducted its business through Midasplayer International Holding Company Limited (MIHC).

These consolidated financial statements are presented in U.S. dollars and all values are rounded to the nearest thousands ($000), except per share amounts or when otherwise indicated.

These financial statements were authorized for issue by the board of directors on February 12, 2015.

2.	Corporate reorganization and initial public offering

On March 25, 2014, the Company engaged in a corporate reorganization, where the entire share capital of MIHC was acquired by KDE, a newly formed company. KDE became the ultimate parent company of the Group, by way of a share-for-share exchange at a ratio of 5-for-2 in which the existing shareholders of MIHC exchanged their shares in MIHC for shares having substantially the same rights in the Company.

On March 26, 2014, the Company completed an initial public offering (IPO) of its ordinary shares, which resulted in the sale of 15,533,334 ordinary shares by the Company and 6,666,666 ordinary shares held by certain of its shareholders at a price of $22.50 per ordinary share. The Company received net proceeds from the IPO of $329,403,764, based upon the price of $22.50 per ordinary share and after deducting underwriting discounts and commissions paid by the Company. Expenses of $3,025,765 directly attributable to this issue of new shares have been offset against shareholder’s equity. The Company received no proceeds from the sale of ordinary shares by the shareholders. Upon completion of the IPO, all of the Company’s outstanding share classes converted into ordinary shares, with the exception of Euro deferred shares.

3.	Summary of significant accounting policies

The principal accounting policies applied in the preparation of these consolidated financial statements are set out below. These policies have been consistently applied to all the years presented, unless otherwise stated.

Basis of preparation

The consolidated financial statements of the Company have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (IASB) and the International Financial Reporting Standards Interpretations Committee (IFRIC), collectively ‘IFRSs’. The consolidated financial statements have been prepared under the historical cost convention.

The preparation of financial statements in conformity with IFRSs as issued by the IASB requires the use of certain critical accounting estimates.

Certain comparative amounts have been reclassified to conform to the current year’s presentation.

KING DIGITAL ENTERTAINMENT PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2014, 2013 and 2012

New standards, amendments and interpretations adopted by the group

In 2014, the Group adopted new standards, amendments and interpretations to existing standards that are mandatory for the Group’s accounting period beginning on January 1, 2014.

•	Amendments to IAS 36 ‘Impairment of assets’ on the recoverable amount disclosures for non-financial assets. This amendment removed certain disclosures of the recoverable amount of cost generating units (CGUs) which had been included in IAS 36 by the issue of IFRS 13.

•	IFRIC 21, ‘Levies’, sets out the accounting for an obligation to pay a levy that is not income tax. The interpretation addresses what the obligating event is that gives rise to pay a levy and when should a liability be recognized.

The above standards, along with other standards, amendments and interpretations which are effective for the financial year beginning on January 1, 2014 did not have a material impact to the group.

New standards, amendments and interpretations not yet adopted

A number of new standards and amendments to standards and interpretations are not yet effective, and have not been applied in preparing these consolidated financial statements. The Group has considered the impact of the new standards, amendments and interpretations and have concluded that they are either not relevant to the Group or that they would not have a significant impact on the Group’s financial statements, apart from additional disclosures, except for the following:

•	IFRS 9, ‘Financial Instruments’, addresses the classification, measurement and recognition of financial assets and financial liabilities. The complete version of IFRS 9 was issued in July 2014. It replaces the parts of IAS 39 that relate to the classification and measurement of financial instruments. IFRS 9 retains but simplifies the mixed measurement model and establishes three primary measurement categories for financial assets: amortized costs, fair value through profit or loss. The basis of classification depends on the Group’s business model and the contractual cash flow characteristics of the financial asset. For financial liabilities there were no changes to classification and measurement except for the recognition of changes in own credit risk in other comprehensive income, for liabilities designated at fair value through profit or loss. The standard is effective for accounting periods beginning on January 1, 2018. The Group is yet to assess IFRS 9’s full impact.

•	IFRS 15, ‘Revenue from contracts with customers’ deals with revenue recognition and establishes principles for reporting useful information to users of financial statements about the nature, amount, timing and uncertainty of revenue and cash flows arising from an entity’s contracts with customers. Revenue is recognized when a customer obtains control of a good or service and thus has the ability to direct the use and obtain the benefits from the good or service. The standard is effective for the first interim period beginning on January 1, 2017. The Group is yet to assess IFRS 15’s full impact.

There are no other IFRSs or IFRIC interpretations that are not yet effective that would be expected to have a material impact on the Group.

Basis of consolidation

Subsidiaries are fully consolidated from the date on which control is transferred to the Group. They are deconsolidated from the date that control ceases. Subsidiaries are all entities over which the Group has the power to govern the financial and operating policies generally accompanying a shareholding of more than one half of the voting rights. The existence and effect of potential voting rights that are currently exercisable or convertible are considered when assessing whether the Group controls another entity. Intercompany transactions, balances between Group companies are eliminated.

(a) Business combinations

The Group uses the acquisition method of accounting to account for business combinations. The consideration transferred for an acquisition is the fair value of the assets transferred, the liabilities incurred and the equity interests issued by the Group. The consideration transferred includes the fair value of any asset or liability resulting from a contingent consideration arrangement. Acquisition-related costs are expensed as incurred. Identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are measured initially at their fair values at the acquisition date. On an acquisition-by-acquisition

KING DIGITAL ENTERTAINMENT PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2014, 2013 and 2012

basis, the Group recognizes any non-controlling interest in the acquiree either at fair value or at the non-controlling interest’s proportionate share of the acquiree’s net assets. Subsequent changes to the fair value of the contingent consideration are recognized in the statement of operations within ‘Other gains (losses)’.

The excess of the consideration transferred over the fair value of the Group’s share of the identifiable net assets acquired is recorded as goodwill.

Accounting policies of subsidiaries are changed where necessary to ensure consistency with the policies adopted by the Group.

Segments

The Group has one reporting segment with one business activity, developing and monetizing digital games on multiple platforms. The Chief Operating Decision Maker (CODM) is the board of directors, which manages operations on a consolidated basis. When assessing performance and allocating resources the CODM reviews financial information presented on a consolidated basis.

Foreign currency translation

(a)   Functional currency

Items included in the financial statements of each of the Group’s subsidiaries are measured using the currency of the primary economic environment in which the entity operates (the functional currency). The Group monitors for significant and stable changes in an entity’s economic environment which may indicate a need to reassess the functional currency.

(b)   Transactions and balances

Foreign currency transactions that are settled in a foreign currency are translated into the functional currency using the exchange rates prevailing at the dates of the transactions.

Monetary items denominated in foreign currency are translated using the closing rate as at the reporting date. Non-monetary items measured at historical cost denominated in a foreign currency are translated using the exchange rate as at the date of initial recognition; non-monetary items in a foreign currency that are measured at fair value are translated using the exchange rates at the date when the fair value was determined.

Foreign exchange gains and losses resulting from the settlement of foreign currency transactions and from the translation at year-end exchange rates of monetary assets and liabilities denominated in foreign currencies are recognized in the consolidated statement of operations.

All foreign exchange gains and losses are presented net in the consolidated statement of operations within ’Other gains (losses)’.

(c)   Group companies

The operations and financial position of all the Group’s subsidiaries that have a functional currency different from the presentation currency are translated into the Group’s presentation currency as follows:

•	Assets and liabilities are translated at the closing rate at the date;

•	Income and expenses are translated at the average exchange rates unless this average is not a reasonable approximation of the cumulative effect of the rates prevailing on the transaction dates, in which case income and expenses are translated at the dates of the transactions; and

•	All resulting exchange differences are recognized in other comprehensive income — translation reserve.

On consolidation, exchange differences arising from the translation of the net investment in foreign entities, are recognized in ‘Other comprehensive income – translation reserve’. When a foreign operation is disposed of, or partially disposed of, such exchange differences are recognized in the consolidated statement of operations as part of the gain or loss on sale.

Property, plant and equipment

Property, plant and equipment are initially recorded at historical cost and are subsequently stated at historical cost less depreciation and impairment losses. Historical cost includes expenditure that is directly attributable to the acquisition of the items.

KING DIGITAL ENTERTAINMENT PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2014, 2013 and 2012

The Company recognizes in the carrying amount of property, plant and equipment the cost of replacing part of such an item when that cost is incurred if it is probable that the future economic benefits embodied with the item will flow to the company and the cost of the item can be measured reliably. All other costs are expensed as incurred.

Depreciation is recorded using the straight-line method to allocate the cost less residual value over their estimated useful life of the asset. Leasehold improvements are depreciated over the lesser of the lease term or the estimated useful lives of the improvements. The estimated useful lives of property, plant and equipment are as follows:

• Fixtures, fittings and office equipment	3 years
• Computer hardware	2-3 years
• Leasehold improvements	1-7 years

The assets’ residual values and useful lives are reviewed, and adjusted if appropriate, at the end of each reporting period.

Intangible assets

(a)   Domain names

Separately acquired domain names are shown at cost less accumulated amortization. Domain names acquired in a business combination are recognized at fair value at the acquisition date. Domain names are amortized using the straight-line method over their estimated useful lives of 20 years.

(b)   Computer software

Acquired computer software licenses are capitalized on the basis of the costs incurred to acquire and bring to use the specific software. These costs are amortized over their estimated useful lives.

The estimated useful lives of computer software are as follows:

• Computer software	2-3 years

(c)   Internally generated software

Development costs that are directly attributable to the design and testing of the Group’s identifiable and unique games are recognized as intangible assets when the following criteria are met:

•	it is technically feasible to complete the software product so that it will be available for use;

•	management intends to complete the software product and use or sell it;

•	there is an ability to use or sell the software product;

•	it can be demonstrated how the software product will generate probable future economic benefits;

•	the expenditure attributable to the software product during its development can be reliably measured; and

•	the availability of adequate technical, financial and other resources to complete the development and use or sell the intangible asset.

Directly attributable costs that are capitalized as part of the software product include the software development employee costs.

Internally generated software development costs recognized as assets are amortized using the straight-line method over their estimated useful lives of 18 months for social and mobile games and three years for skill games. Software abandoned in subsequent periods are derecognized and recognized as an expense in the statement of operations during the period.

Other development expenditures that do not meet these criteria are recognized as an expense as incurred. Development costs previously recognized as an expense are not recognized as an asset in a subsequent period.

(d)             Goodwill

Goodwill represents the excess of the cost of an acquisition over the fair value of the net identifiable assets acquired at the date of acquisition.

KING DIGITAL ENTERTAINMENT PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2014, 2013 and 2012

(e)   Patents

Patents have a finite useful life and are carried at cost less accumulated amortization. Amortization is calculated using the straight-line method to allocate the cost of patents over their estimated useful lives, subject to any additional impairment that might arise.

The estimated useful lives of patents are as follows:

• Patents	4 –17 years

Impairment

The carrying amounts of the Group’s non-financial assets, other than deferred tax assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. If any such indication exists, the asset’s recoverable amount is estimated. Goodwill impairment reviews are undertaken annually or more frequently if events or changes in circumstances indicate a potential impairment.

Impairment losses are recognized in the statement of operations in the period in which they arise.

An impairment loss is recognized for the amount by which the asset’s carrying amount or its cash-generating unit (CGU) exceeds its recoverable amount. An impairment loss in respect of goodwill cannot be reversed. In respect to other assets, an impairment loss is reversed when there is indication that the impairment loss may no longer exist and there has been a change in the estimate used to determine the recoverable amount.

The recoverable amount is the higher of an asset’s fair value less costs to sell or value in use. In assessing value in use, the estimated future cash flows of the business are discounted to their present value using a discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. For an asset that does not generate largely independent cash inflows, the recoverable amount is determined for the CGU to which the asset belongs. A CGU is the smallest identifiable group of assets that generates cash inflows that are largely independent of the cash inflows from other assets or groups of assets.

For the purposes of impairment testing, goodwill acquired in a business combination is allocated to a group of CGUs that is expected to benefit from the synergies to the combination. Each group of CGUs to which the goodwill is allocated represents the lowest level within the entity at which the goodwill is monitored for internal management purposes, which is at the reporting segment level.

Financial instruments

Financial assets and liabilities are recognized in the consolidated statement of financial position when the Group becomes a party to the contractual provisions of the instrument.

(a) Trade and other receivables

Trade receivables comprise amounts due from customers for services performed in the ordinary course of business. If collection is expected in one year or less, they are classified as current assets.

Trade and other receivables are recognized initially at fair value and subsequently measured at amortized cost using the effective interest method, less provision for impairment.

The Group considers that trade receivables are not impaired unless there are specific indicators of impairment. The Group manages credit limits and exposures actively such that there are no material past due amounts receivable from third parties as at the reporting date.

Based on the short term nature of trade and other receivables, the carrying amount approximates the fair value.

(b) Cash and cash equivalents

Cash and cash equivalents include cash at bank and in hand, deposits held at call with banks and other short-term highly liquid investments with original maturities of three months or less and balances held on behalf of customers (money players).

KING DIGITAL ENTERTAINMENT PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2014, 2013 and 2012

(c) Deposits

Deposits comprise of funds paid to secure leasehold rental properties of the Group. These funds are held with financial institutions and recognized initially at fair value plus transactions costs.

(d) Trade and other payables

Trade payables comprise obligations to pay for goods and services that have been acquired in the ordinary course of business from suppliers. They further include a liability relating to player balances for deposited funds that are yet to be spent on games within the Group’s online skill games. Accounts payable are classified as current liabilities if payment is due within one year or less (or in the normal operating cycle of the business if longer). If not, they are presented as non-current liabilities.

Trade and other payables are recognized initially at fair value and subsequently measured at amortized cost using the effective interest method. Based on the short term nature of trade and other payables the carrying amount approximates the fair value.

Share capital

Ordinary and deferred shares are classified as equity. Incremental costs directly attributable to the issue of new ordinary shares or options are shown in equity as a deduction, net of tax, from the proceeds.

Provisions

Provisions are recognized when the Group has a present legal or constructive obligation as a result of a past event, it is probable that an outflow of resources will be required to settle the obligation and the amount can be reliably measured.

(a)   Restoration

Provisions for restorations are for the rehabilitation of leasehold improvements at the end of the lease term and are recognized on a lease by lease basis, based on the Group’s best estimate of the likely cash outflow.

(b)   Sales taxes

Provisions for sales taxes relate to probable payments due to tax authorities in countries where the Group operates and are based on the Group’s best estimate of the likely cash outflow, including associated penalties.

Current and deferred tax

The tax expense for the period comprises current and deferred tax. Tax is recognized in the statement of operations except to the extent that it relates to items recognized in other comprehensive income or directly in equity. In this case, the tax is also recognized in other comprehensive income or directly in equity, respectively.

The current income tax charge is calculated on the basis of the tax laws enacted or substantively enacted at the year-end date in the countries where the company and its subsidiaries operate and generate taxable income. The Group evaluates positions taken in tax returns with respect to situations in which applicable tax regulation is subject to interpretation. It establishes provisions where appropriate on the basis of amounts expected to be paid to the tax authorities.

Deferred tax is recognized, using the liability method, on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the consolidated financial statements. However, the deferred tax is not accounted for if it arises from initial recognition of an asset or liability in a transaction other than a business combination that at the time of the transaction affects neither accounting nor taxable profit or loss. Deferred tax is determined using tax rates and laws that have been enacted or substantially enacted by the end of the reporting period and are expected to apply when the related deferred tax asset is realized or the deferred tax liability is settled.

Deferred tax assets are recognized only to the extent that it is probable that future taxable profit will be available against which the temporary differences can be utilized.

KING DIGITAL ENTERTAINMENT PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2014, 2013 and 2012

Tax assets and liabilities are offset when there is a legally enforceable right to offset current tax assets against current tax liabilities and when the tax assets and liabilities relate to income taxes levied by the same taxation authority on either the same taxable entity or different taxable entities where there is an intention to settle the balances on a net basis.

Employee benefits

(a)   Pension obligations

The Group operates a defined contribution pension plan. A defined contribution plan is a pension plan under which the Group pays fixed contributions into a separately administered fund. The Group has no legal or constructive obligations to pay further contributions if the fund does not hold sufficient assets to pay all employees the benefits relating to employee service in the current and prior periods.

The Group has no further payment obligations once the contributions have been paid. The contributions are recognized as employee benefit expense when they are earned. Prepaid contributions are recognized as an asset to the extent that a cash refund or a reduction in the future payments is available.

Share-based payments

Equity-settled share-based awards

The Company has granted equity-settled share-based awards in the form of ordinary shares, options to purchase ordinary shares, restricted ordinary shares and restricted stock units. The Company receives services from employees as consideration for the awards. The fair value of the cost of these services is recognized as an expense over the period in which the services are rendered.

The fair value of equity-settled share-based awards is initially measured at grant date using an option-pricing or valuation model and is not subsequently remeasured.

The fair value of the equity-based awards is determined using a Black Scholes option pricing model. This model requires the use of the following assumptions: (i) fair value of our ordinary shares, (ii) exercise price, (iii) expected volatility of ordinary shares, (iv) expected term of the award, which is determined based on the expected period to settlement date, (v) expected dividend yield, and (vi) the risk-free interest rate, which is based on the implied yield of U.S. Treasury bonds with a term equal to the expected term.

Historically, the fair value of certain equity-based awards was determined using a Monte Carlo valuation model.

At the end of each reporting period, the group revises its estimates of the number of awards that are expected to vest based on the non-market vesting conditions and service conditions. It recognizes the impact of the revision to original estimates, if any, in the statement of operations, with a corresponding adjustment to equity.

Cash-settled share-based awards

The Company historically granted cash-settled share-based Discretionary Bonus Units (DBUs) to some employees. The Company recognized the cost of the services and the related liability as the employees render the service. The liability was measured at fair value using an option pricing model by reference to the terms and conditions on which the DBUs are granted and the extent to which the employees have rendered service up to the valuation date.

For more information about our share-based payments, refer to Note 20.

Revenue recognition

Our revenue is primarily derived from the sale of virtual items available for in-game purchase on third party social and mobile platforms, as well as from the provision of online skill games accessed on the Company’s website.

The Group recognizes revenue once we have transferred the risks and rewards of ownership, the amounts can be reliably measured and it is probable that future economic benefits will flow to the entity. Revenue is recorded at the fair value of consideration received or receivable net of sale tax, prizes, discounts and other promotions and after eliminating intra-group sales.

KING DIGITAL ENTERTAINMENT PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2014, 2013 and 2012

(a)   Virtual currency and virtual items

The Company offers free to play games on social and mobile platforms. Customers purchase virtual currency or virtual items directly from the platform service providers who remit the payments to us net of a platform service charge.

Currently in all games on social platforms and most games on mobile platforms, players can only purchase virtual currency. The price of virtual currency can vary based on volume discounts, other discounts and, at times, promotional free grants of virtual currency. Virtual currency can be redeemed for virtual items and cannot be withdrawn or transferred between games.

Amounts collected from the sale of virtual currency are deferred and recognized as the player uses the virtual items purchased with the virtual currency. Deferred revenue from the sale of virtual currency is measured by multiplying units of unredeemed virtual currency by the maximum potential per unit price. The Group reassesses the per unit price periodically. The Group does not defer revenue for unredeemed virtual currency associated with players who have never purchased virtual currency. Revenue for virtual currency is recognized according to the category of virtual item that the virtual currency is redeemed for.

Virtual items are classified into two categories, consumable or durable, depending on whether the virtual items’ value is consumed immediately or if the item has an ongoing value in game play.

Consumable virtual items provide a benefit to the player that is consumed through specific player actions, after which the consumable virtual items are no longer available for re-use in future game play. Consumable items can be purchased in a single item format or a multiple item pack. Revenue is recognized at the time the item is consumed for single item formats and is recognized at the time the final item in a multiple item pack is consumed, which approximates its time of purchase. The Group monitors the consumption pattern of its consumable virtual items and reassesses its impact on revenue recognition on a quarterly basis.

Durable virtual items are used by players from the time of purchase onward. They provide game enhancement throughout game play and do not expire. The Company recognizes revenue from the sale of durable virtual items ratably over the average life of durable virtual items that we estimate using average playing period of paying players on a game by game basis. The Company reassesses the estimated average playing periods of paying players on a periodic basis. Currently, the Company no longer offers durable virtual items.

We are responsible for the operation and maintenance of our games on these platforms as well as setting the prices of our virtual currency and virtual items. On this basis, we have determined that we are the principal in the majority of our arrangements and recognize revenue from the sale of virtual items on a gross, as opposed to net, basis.

(b)   Online skill games

The Group generates revenue from skill games on the royalgames.com website by retaining a commission from the amount that players pay to play. Players deposit funds into individual player accounts maintained by the Company and draw down on the balance of their player accounts to enter skill game tournaments. The revenue recognized is the commission charged on skill tournament entry fees where the players have concluded their participation in the skill tournament with a deduction of incentives or bonus money.

Other income

Other income consists of other operating income not directly related to sale virtual items and includes income from the funded design and development of our games for specific third party platforms. The Group recognizes other income once we have transferred the risks and rewards of ownership or the service has been rendered, the amounts can be reliably measured and it is probable that future economic benefits will flow to the entity.

Cost of revenue

Amounts recorded as cost of revenue relate to direct expenses incurred in order to generate revenue from games. Cost of revenue primarily includes amounts charged by platform distribution partners, payments for third party licensed intellectual property usage related to audio content, fees paid to payment processing providers, salaries, benefits and share-based payments for customer support and infrastructure teams, as well as their related travel and entertainment and occupancy and facility costs.

Operating leases

Leases of assets in which a significant portion of the risks and rewards of ownership are effectively retained by the lessor are classified as operating leases. The Group leases certain property, plant and equipment. Payments made under operating leases net of any incentives received from the lessor, are charged to the statement of operations on a straight-line basis over the period of the lease.

KING DIGITAL ENTERTAINMENT PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2014, 2013 and 2012

Dividend distribution

Dividend distribution to the Group’s shareholders is recognized as a liability in the Group’s financial statements in the reporting period in which an obligation to pay a dividend is established.

4. Financial risk management

Financial risk factors

The Group’s activities potentially expose it to a variety of financial risks: market risk (including foreign exchange risk, cash flow and fair value interest rate risk), credit risk and liquidity risk. The Group’s overall risk management program focuses on the unpredictability of financial markets and seeks to minimize potential adverse effects on the Group’s financial performance.

A committee of the board of directors provides oversight of the overall risk management of the Group, including policies governing investment of excess liquidity. The Group did not make use of derivative financial instruments during the current and preceding financial periods.

(a)   Market risk

(i) Foreign exchange risk

The Group operates internationally and is exposed to foreign exchange risk arising from financial instruments that are denominated in a currency other than the functional currency of the entity that holds the financial instrument. The exposure of foreign exchange risk is minimized by matching cash balances and trade receivables with trade payables of the same currency. In addition, intercompany payment terms are managed to reduce risk. The table below shows the Group’s sensitivity to foreign exchange rates on its pound sterling (GBP), euro (EUR) and Swedish krona (SEK) financial instruments. These three currencies are the significant non-functional currencies in which the Group’s financial instruments are denominated. The Group has considered movements in these currencies over the last three years and has concluded that a 5% movement in rates is a reasonable benchmark. Foreign exchange sensitivity on Group assets and liabilities other than financial instruments is not included and translation related risk is not taken into account.

At December 31, 2014, if the currencies had strengthened by 5% against the U.S. dollar with all other variables held constant, the impact on profits for the year would have been as follows:

Currency	Increase/(Decrease) on Profit
(in thousands)
5% appreciation of SEK	$(11,168)
5% appreciation of GBP	(4,795)
5% appreciation of EUR	3,795

If the currencies depreciated by 5% against the U.S. dollar, the impact on profits for the year would result in an equal and opposite effect.

(ii) Cash flow and fair value interest rate risk

The Group’s interest-bearing financial instruments are primarily comprised of money market investments. Interest rates on money market investments are minimal. Consequently, management considers the potential impact on profit or loss of a defined interest rate shift that is reasonably possible at the end of the reporting period to be immaterial.

(b)   Credit risk

Credit risk is managed on a group basis. Credit risk arises from deposits held with banks, fixed income investments and trade and other receivables. The Group’s banks and investments are rated highly by rating agencies. Management considers credit risk in respect of receivables to be insignificant and does not expect any material losses from non-performance of trade and other receivables. Further disclosure in this regard is provided in Note 12 and Note 13 to the financial statements.

KING DIGITAL ENTERTAINMENT PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2014, 2013 and 2012

(c)   Liquidity risk

The Group is exposed to liquidity risk in relation to meeting future obligations associated within its financial liabilities and commitments. Financial liabilities comprise amounts owed to customers, and trade and other payables. Liquidity risk is monitored at a Group level by ensuring that sufficient funds are available to each subsidiary in the appropriate currency within the Group. In addition to its cash and cash equivalents balance, the Group has a $150 million asset-based loan (“ABL”) revolving credit facility.

Capital risk management

The Group’s objective when managing capital is to safeguard the Group’s ability to continue as a going concern in order to provide returns for shareholders and benefits for other stakeholders and to maintain an optimal capital structure to reduce the cost of capital.

In order to maintain or adjust the capital structure, the Group may adjust the amount of dividends paid to shareholders, return capital to shareholders, issue new shares or sell assets.

Total capital is shareholders’ equity as shown in the consolidated statement of financial position and is maintained in the context of the Group. In view of the nature of the Group’s activities the capital level as at the end of the reporting period is deemed adequate by the directors.

Fair value measurements

Fair value estimation

The table below analyzes financial instruments carried at fair value, by valuation method. The different levels have been defined as follows:

•	Quoted prices (unadjusted) in active markets for identical assets or liabilities (Level 1).

•	Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly (Level 2).

•	Inputs for the asset or liability that are not based on observable market data (Level 3).

The following table presents the group’s financial liabilities that are measured at fair value at December 31, 2014.

	Level 1	Level 2	Level 3	Total
(in thousands)
Liabilities
Financial liabilities at fair value through profit and loss
Contingent consideration	$—	$—	$13,000	$13,000

Total liabilities	$—	$—	$13,000	$13,000

There were no transfers between Levels 1 and 2 during the year.

The following table presents the changes in Level 3 instruments for the year ended December 31, 2014:

(in thousands)	Contingent consideration in a business combination
Opening balance	$-
Acquisition of Nonstop Games Oy	17,000
Remeasurement recognized in statement of operations	(4,000)

Closing balance	$13,000

See note 25 for disclosures of the measurement of the contingent consideration.

KING DIGITAL ENTERTAINMENT PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2014, 2013 and 2012

5.	Critical accounting estimates and judgments

Estimates and judgments are continually evaluated and are based on historical experience and other relevant factors, including expectations of future events that are believed to be reasonable under the circumstances.

In the opinion of the directors, the accounting estimates and judgments made in the course of preparing these financial statements are not difficult, subjective or complex to a degree which would warrant their description as critical in terms of the requirements of IAS 1 ‘Presentation of Financial Statements’, except as referred to below:

(a)	Revenue recognition

In accordance with IAS 18 ‘Revenue’, we recognize revenue once all of the criteria are met:

•	the seller has transferred to the buyer the significant risks and rewards of ownership;

•	the seller retains neither continuing managerial involvement to the degree usually associated with ownership nor effective control over the goods sold;

•	the amount of revenue can be measured reliably;

•	it is probable that the economic benefits associated with the transaction will flow to the seller, and

•	the costs incurred or to be incurred in respect of the transaction can be measured reliably.

We generate substantially all of our revenue through the sale of virtual goods. In the majority of our games, our players first purchase virtual currency that is later used to purchase virtual goods.

The Group initially defers proceeds related to the sale of virtual currency and recognizes revenue after the virtual currency is exchanged for virtual items and such items are used. The Group sells two types of virtual goods: consumable and durable virtual items. The Group defers revenue related to durable virtual items over the period in which they are expected to be used, and recognizes revenue related to consumable virtual items at the time of consumption which approximates its point of purchase. Related to the deferral of revenue, the Group has made the following judgments:

(i)	The cost of a virtual currency unit is determined to be the maximum unit cost a player could have paid during the period. The Group monitors the unit cost and reassesses the impact on revenue recognition on a periodic basis.

(ii)	Revenue for consumable virtual items is recognized at the time of consumption which approximates the time of purchase. Future player usage patterns and behavior may change and differ from the historical patterns. This may result in a change in the timing of consumption of consumable virtual items. The Group monitors the consumption pattern of its consumable virtual items and reassesses its impact on revenue recognition on a periodic basis.

(iii)	Revenue on durable virtual items is deferred and recognized over the average playing period of paying players for each game, which is the best estimate of the average life of durable virtual items. The Group reassesses the estimated average life of durable virtual items on a periodic basis, as future player usage patterns and behavior may differ from historical patterns. We did not offer durable virtual items for sale in year ended December 31, 2014.

(b)	Income taxes

The group is subject to income taxes in numerous jurisdictions. Judgment is required in determining the worldwide provision for income taxes. There are transactions and calculations for which the ultimate tax determination is uncertain. The group recognizes liabilities for anticipated tax audit issues based on estimates of whether additional taxes will be due. Where the final tax outcome of these matters is different from the amounts that were initially recorded, such differences will impact the current and deferred income tax assets and liabilities in the period in which such determination is made.

KING DIGITAL ENTERTAINMENT PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2014, 2013 and 2012

(c)	Valuation of ordinary shares

The Company operates several cash- and equity-settled share-based award plans under which it receives services from employees as consideration for equity-based instruments of the Company. Historically, prior to the IPO, the Company determined the fair value of services provided, the Company estimated the fair value of the ordinary shares as of each grant date using a discounted cash flow model and in consideration of the following factors:

•	the market performance of comparable companies selected based on several factors including, but not limited to industry (primarily internet and games companies), similar rapid growth rates and availability of financial information (primarily public companies);

•	historical results and forecasted profitability;

•	the rights and preferences of our preferred shares relative to our ordinary shares and other equity classes;

•	the likelihood of achieving a discrete liquidity event, such as an initial public offering, sale or dissolution; and

•	external market and economic conditions impacting our industry group.

6.	Segments and geographical information

The Group has one reporting segment with one business activity: developing and monetizing digital games.

The following represents revenue based on geographic location of paying players:

	2014	2013	2012
(in thousands)
United States	$1,108,299	$991,505	$47,836
United Kingdom	202,381	181,318	19,418
Germany	94,511	62,310	23,818
Rest of World (1)	855,050	649,168	73,340

Total revenue	$2,260,241	$1,884,301	$164,412

(1)	No individual country exceeded 10% of our total revenue for any period presented.

The following represents non current assets by location:

	2014	2013
(in thousands)
Malta	$74,708	$112,053
United Kingdom	26,296	7,329
Rest of World	29,928	13,086

Non current assets	$130,932	$132,468

KING DIGITAL ENTERTAINMENT PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2014, 2013 and 2012

7.	Costs and expenses

	2014	2013	2012
(in thousands)
Payments to social & mobile platform providers	$684,804	$563,853	$35,504
Marketing and advertising	422,140	362,478	46,250
Employee benefits expense (note 8)	298,521	152,457	36,519
Office, data center and related services	32,158	16,168	7,153
Operating lease payments	11,238	4,420	1,448
Depreciation of property, plant and equipment (note 15)	9,580	4,189	1,342
Amortization of intangibles (note 14)	5,265	2,174	1,484
Commissions paid to advertising partners & agencies	-	3,255	4,473
Payments to online partners & service providers	2,798	2,236	7,978
Other expenses	67,817	56,195	10,927

Total costs and expenses	$1,534,321	$1,167,425	$153,078

8.	Employee benefits expense

	2014	2013	2012
(in thousands)
Wages and salaries	$119,440	$67,303	$19,006
Share-based payments	130,956	55,289	9,618
Social security costs	27,431	25,062	6,104
Pension costs - defined contribution plans	4,458	2,380	1,316
Post-acquisition compensation	6,669	-	-
Other charges	9,567	2,423	475

Total employee benefit expense	$298,521	$152,457	$36,519

9.	Other gains (losses)

	2014	2013	2012
(in thousands)
Foreign currency exchange gain (loss)	$ 29,100	$ (870)	$ (827)
Remeasurement of contingent consideration	4,000	-	-
Other	1,000	-	558

Total other gains (losses)	$ 34,100	$ (870)	$ (269)

KING DIGITAL ENTERTAINMENT PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2014, 2013 and 2012

10.	Income tax expense

	2014	2013	2012
(in thousands)
Current tax:
Current tax on profit for the year	$190,293	$159,874	$3,546
Adjustment in respect to prior years	(1,053)	(1,609)	-

Total current tax	$189,240	$158,265	$3,546
Deferred tax:
Origination and reversal of temporary differences	4,170	(11,584)	(300)
Adjustment in respect to prior years	17	-	-

Total deferred tax	$4,187	$(11,584)	$(300)
Exchange movement	-	-	26

Total income tax expense	$193,427	$146,681	$3,272

Corporation tax is calculated at 35% (2013: 35%, 2012: 35%) of the estimated taxable profit for the year and at the prevailing rates of the jurisdictions in which we operate.

The tax on profit for the years differs from the theoretical amount that would arise by applying the basic tax rate to the accounting profit as follows:

	2014	2013	2012
(in thousands)
Profit before tax	$768,278	$714,275	$11,117

Profit on ordinary activities is multiplied by the corporation tax rate of 35% (2013: 35%, 2012: 35%)	268,897	249,996	3,891
Tax effects of:
Different tax rates for subsidiaries operating in other jurisdictions	(63,712)	(5,407)	(1,355)
Expenditure not deductible for tax purposes	1,889	2,552	976
Tax refund on operating activities	(39,226)	(103,534)	(1,347)
Prior year adjustments	(1,034)	(1,609)	-
Tax losses not recognized/(utilized)	259	-	(1,012)
Write off of previously recognized deferred tax assets	-	-	321
Share-based payments	16,892	4,583	1,809
Non-recoverable withholding tax	9,462	-	-
Other	-	100	(11)

Total income tax expense	$193,427	$146,681	$3,272

The tax refund of $39,226,000 (2013: $103,534,000, 2012: $1,347,000) represents the tax recoverable by the Company in accordance with applicable fiscal legalization on intra-group dividends declared during the year.

A certain degree of judgment is required in evaluating the group’s tax positions and determining the provision for income taxes. In addition, tax laws are dynamic and subject to change. As a result, our tax positions could be challenged and our income tax expense could increase in the future.

KING DIGITAL ENTERTAINMENT PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2014, 2013 and 2012

The Group operates throughout the world and strives to apply transfer pricing that adequately represents the composition of its operations. The Group is in discussions with certain tax authorities to confirm there is alignment with the Group’s approach and has included within ‘income tax liabilities’ an estimate of these uncertainties, which will only be resolved upon completion of these discussions. These estimates reflect an appropriate corresponding relief in the territories affected. The Group continues to believe that its position is robust and that is appropriately provided for. It is not possible to estimate when the group will reach final settlement on its transfer pricing affairs. The total net estimate recorded for worldwide transfer pricing exposure for the year ended December 31, 2014 is $54,100,000 (2013: $34,700,000).

The income tax (cost) benefit recognized directly into equity during the year is as follows (in thousands):

	2014	2013	2012
Share option and award scheme	$(10,058)	$29,616	$2,845

Total	$(10,058)	$29,616	$2,845

11.	Earnings per share

Basic earnings per share is calculated by dividing the profit attributable to ordinary equity holders of the Company by the weighted-average number of ordinary shares in issue during the year.

	2014	2013	2012
(in thousands, except per share data)
Basic:
Profit attributable to equity holders of the Company ($)	574,851	567,594	7,845
Weighted average number of shares in issue (a)	309,120	305,468	298,773
Basic earnings per share ($)	1.86	1.86	0.03
Diluted:
Profit attributable to equity holders of the Company ($)	574,851	567,594	7,845
Weighted average number of shares in issue (a)	320,301	323,788	321,210
Diluted earnings per share ($)	1.79	1.75	0.02

(a)	The Company engaged in a corporate reorganization and share-for-share exchange at a ratio of 5-for-2 on March 25, 2014. The 2013 and 2012 share amounts have been adjusted retrospectively to reflect this exchange.

Share options, unvested shares and restricted share units on a weighted average basis have been included in the diluted earnings per share calculation.

	2014	2013	2012
(in thousands)
Diluted
Weighted-average number of shares in issue	309,120	305,468	298,773
Adjusted for:
- Unvested shares	5,469	12,183	15,582
- Share options	5,494	6,137	6,855
- Restricted share units	218	-	-

Weighted-average number of shares for diluted earnings per share	320,301	323,788	321,210

KING DIGITAL ENTERTAINMENT PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2014, 2013 and 2012

12.	Cash and cash equivalents

	2014	2013
(in thousands)
Cash at bank and in hand	$ 961,345	$ 405,440
Cash held on behalf of customers	2,627	3,255

Total cash and cash equivalents	$ 963,972	$ 408,695

Cash held on behalf of customers from the Group’s online skill tournament business is subject to some restrictions over its use. An equal liability is recognized in the statement of financial position within trade and other payables (note 17).

As at December 31, 2014 and 2013, approximately 4% and 45%, respectively, of total cash and cash equivalents of the Group, was held in a currency other than the functional currency of each individual entity.

The credit ratings of the Group’s principal banking partners at December 31, 2014 and 2013, based on publicly reported Nationally Recognized Statistical Rating Organizations, are as follows (in thousands):

	2014	2013
AAA	$ 879,544	$ -
A+	4,258	9,167
A	68,881	395,791
A-	2,538	255
AA-	335	-
BBB+	7,818	2,496
B-	-	382
Not rated	598	604

Total cash and cash equivalents	$ 963,972	$ 408,695

The Group continually monitors its credit risk with banking partners and did not incur any losses during 2013 and 2014 as a result of bank failures.

13.	Trade and other receivables

	2014	2013
(in thousands)
Trade receivables	$ 204,289	$ 208,282
Prepayments and other receivables	24,103	13,268

Current trade and other receivables	$ 228,392	$ 221,550

Trade receivables relate to remittances from web and mobile platform providers. The Group assesses the credit quality of third parties it contracts with and there are no concerns about the collectability of these balances.

At December 31, 2014, the Group had 96% of total trade receivables with three key platform service providers.

At December 31, 2014 and 2013, approximately 1%, of total trade receivables of the Group, was held in a currency other than the functional currency of each individual entity.

KING DIGITAL ENTERTAINMENT PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2014, 2013 and 2012

14.	Intangible assets

					Internally
			Domain	Computer	generated
	Goodwill	Patents	names	software	software	Total
(in thousands)
Cost
As of January 1, 2013	$60	$-	$807	$705	$6,632	$8,204
Additions	-	2,150	-	677	4,784	7,611
Disposals	-	-	-	-	(2,186)	(2,186)
Exchange differences	-	-	34	41	151	226

As of December 31, 2013	$60	$2,150	$841	$1,423	$9,381	$13,855
Additions	-	2,000	-	1,025	6,704	9,729
Acquisition of subsidiaries	32,117	-	-	4,017	444	36,578
Derecognition	-	-	-	-	(878)	(878)
Exchange differences	(408)	-	(99)	(159)	(550)	(1,216)

As of December 31, 2014	$31,769	$4,150	$742	$6,306	$15,101	$58,068

Accumulated amortization
As of January 1, 2013	$-	$-	$261	$110	$3,997	$4,368
Charge for the year	-	80	40	202	1,852	2,174
Disposals	-	-	-	-	(2,101)	(2,101)
Exchange differences	-	-	12	11	152	175

As of December 31, 2013	$-	$80	$313	$323	$3,900	$4,616
Charge for the year	-	228	41	1,876	3,120	5,265
Exchange differences	-	-	(42)	(41)	(317)	(400)

As of December 31, 2014	$-	$308	$312	$2,158	$6,703	$9,481

Carrying amount
As of December 31, 2013	60	2,070	528	1,100	5,481	9,239
As of December 31, 2014	$31,769	$3,842	$430	$4,148	$8,398	$48,587

Derecognition represents internally generated software abandoned during the year.

The amortization expense in 2014 of $5,265,000 (2013: $2,174,000) is included in ‘Costs and expenses’, within general and administrative and research and development expenses.

KING DIGITAL ENTERTAINMENT PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2014, 2013 and 2012

15.	Property, plant and equipment

	Fixtures, fittings
	and office	Leasehold	Computer
	equipment	improvements	hardware	Total
(in thousands)
Cost
As of January 1, 2013	$495	$355	$5,526	$6,376
Additions	1,777	2,885	10,685	15,347
Disposals	(214)	(693)	(1,041)	(1,948)
Exchange differences	42	77	178	297

As of December 31, 2013	$2,100	$2,624	$15,348	$20,072
Additions	4,305	15,738	13,258	33,301
Disposals	(175)	-	(52)	(227)
Exchange differences	(525)	(1,015)	(3,818)	(5,358)

As of December 31, 2014	$5,705	$17,347	$24,736	$47,788

Accumulated depreciation
As of January 1, 2013	$232	$56	$3,111	$3,399
Charge for the year	335	784	3,070	4,189
Disposals	(146)	(684)	(1,034)	(1,864)
Exchange differences	8	32	50	90

As of December 31, 2013	$429	$188	$5,197	$5,814
Charge for the year	1,198	1,107	7,275	9,580
Disposals	(18)	-	(31)	(49)
Exchange differences	(145)	(84)	(1,638)	(1,867)

As of December 31, 2014	$1,464	$1,211	$10,803	$13,478

Carrying amount
As of December 31, 2013	1,671	2,436	10,151	14,258
As of December 31, 2014	$4,241	$16,136	$13,933	$34,310

The depreciation expense in 2014 of $9,580,000 (2013: $4,189,000) is included in ‘Costs and expenses’ within general and administrative expenses.

KING DIGITAL ENTERTAINMENT PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2014, 2013 and 2012

16.	Deferred taxation

Deferred tax assets and liabilities are reflected in the consolidated statements of financial position, as follows:

	2014	2013
(in thousands)
Deferred tax assets	$14,733	$47,440
Deferred tax liabilities	(669)	(17)

Net deferred asset	$14,064	$47,423

Deferred tax assets are recognized for timing differences on share-based awards granted and other temporary differences, to the extent that the realization of the related tax benefit through future taxable profits is probable. Gross movement on the deferred income tax account is as follows:

	2014	2013
(in thousands)
At January 1,	$47,423	$5,418
Recognized in the statement of operations:
- Intangibles	68	643
- Share options	(3,455)	11,228
- Other	(801)	(287)
Amounts recognized directly in equity	(27,090)	29,616
Exchange differences	(2,081)	805

At December 31,	$14,064	$47,423

The movement in deferred income tax assets and liabilities during the year, without taking into consideration the offsetting of balances within the same tax jurisdiction, are as follows:

Deferred tax assets

	Share options	Intangibles	Other	Total
(in thousands)
At January 1, 2013	$4,292	$-	$1,397	$5,689
Recognized in the statement of operations	11,228	372	(270)	11,330
Recognized in equity	29,616	-	-	29,616
Exchange differences	773	6	26	805

At December 31, 2013	$45,909	$378	$1,153	$47,440
Recognized in the statement of operations	(3,455)	68	(897)	(4,284)
Recognized in equity	(26,331)	-	-	(26,331)
Exchange differences	(1,919)	(46)	(127)	(2,092)

At December 31, 2014	$14,204	$400	$129	$14,733

KING DIGITAL ENTERTAINMENT PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2014, 2013 and 2012

Deferred tax liabilities

	Intangibles	Other	Total
(in thousands)
At January 1, 2013	$(271)	$-	$(271)
Recognized in the statement of operations	271	(17)	254

At December 31, 2013	$-	$(17)	$(17)
Recognized in the statement of operations	-	96	96
Recognized in the statement of equity	-	(759)	(759)
Exchange differences	-	11	11

At December 31, 2014	$-	$(669)	$(669)

A deferred tax liability of $35,376,000 has not been recognized in respect of timing differences with regard to the undistributed profits in foreign subsidiaries of the Company of $512,302,000 (2013: $354,304,000). The Company has control over the reversal of these timing differences and does not intend to repatriate cash to KDE, our ultimate parent in the form of a dividend.

17.	Trade and other payables

	2014	2013
(in thousands)
Trade payables	$17,403	$22,876
Accrued marketing expenses	36,133	51,221
Accrued employee expenses	47,218	73,195
Social security and other indirect taxes	23,782	17,833
Liability relating to player balances	2,627	3,255
Other liabilities	10,475	8,396

Total trade and other payables	$137,638	$176,776

Liability relating to player balances is equal to the amount of cash held on behalf of customers (note 12).

At December 31, 2014 and 2013, approximately 14% and 21%, respectively, of total trade payables of the Group, was held in a currency other than the functional currency of each individual entity.

KING DIGITAL ENTERTAINMENT PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2014, 2013 and 2012

18.	Provisions

	Restoration	Sales taxes	Total
(in thousands)
At January 1, 2013	$-	$-	$-
Charged to the statement of operations:
- additions	1,255	15,513	16,768
Exchange differences	11	-	11

At December 31, 2013	$1,266	$15,513	$16,779

At January 1, 2014	$1,266	$15,513	$16,779
Charged to the statement of operations:
- additions	2,027	-	2,027
- reversals	-	(15,513)	(15,513)
Exchange differences	(238)	-	(238)

At December 31, 2014	$3,055	$-	$3,055

Analysis of total provisions:

	2014	2013
(in thousands)
Current	$-	$15,513
Non current	3,055	1,266

Total	$3,055	$16,779

Restoration

This provision is based on future expected restoration costs required to restore the Group’s leased buildings to their fair condition at the end on their respective lease terms. Contractual amounts are due to be incurred at the end of the lease term.

Sales Taxes

The Group provides for sales taxes and associated penalties that may be due to different tax authorities, when a potential obligation is identified. The provision is determined based on the Company’s assumptions with regard to the location of players, the development of case law, tax authority interpretation and the sale of products in the relevant territory.

In 2013, the Group identified multiple risks which could create a potential obligation for sales taxes in certain jurisdictions in which revenues are generated. A provision was created to address these risks and associated penalties. In 2014, new information about the various risks presented itself over the course of the year, leading to periodic reassessments of risks of payment. In November 2014, the group determined the risk of potential payment to be nil.

KING DIGITAL ENTERTAINMENT PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2014, 2013 and 2012

19.	Share capital

As set out in note 2, during the year, the Company engaged in a corporate reorganization, where the entire share capital of MIHC was acquired by KDE, a newly formed company, which became the parent company of the Group, by way of a share-for-share exchange at a ratio of 5-for-2 in which the existing shareholders of MIHC exchanged their shares in MIHC for shares having substantially the same rights in the Company. Upon the exchange, the historical consolidated financial statements of MIHC became the historical consolidated financial statements of KDE. Following the reorganization all previous issued share classes in KDE, with the exception of Euro deferred shares were re-designated into ordinary shares with a nominal value of $0.00008 per share.

The total number of authorized shares by class is as follows:

	2014	2013	2012
A ordinary shares	-	2,237,175,000	2,237,175,000
B ordinary shares	-	49,460,000	49,460,000
C ordinary shares	-	23,687,500	23,687,500
D1 ordinary shares	-	158,815,925	25,033,293
D2 ordinary shares	-	30,642,738	15,321,368
D3 ordinary shares	-	58,097,805	-
E ordinary shares	-	21,310,000	21,310,000
Deferred ordinary shares	-	750,912,170	40,354,660
A preference shares	-	169,385,000	169,385,000
B preference shares	-	21,222,500	21,222,500
Ordinary shares	1,000,000,000	-	-
Preferred shares	12,500,000	-	-
Euro deferred shares	40,000	-	-

Total	1,012,540,000	3,520,708,638	2,602,949,321

Ordinary shares

There is one class of ordinary shares authorized with a nominal value of $0.00008 per share.

The holders of ordinary shares are entitled to receive dividends out of funds legally available at the time and in the amounts that the Company’s Board of Directors (the Board) may determine. Holders of ordinary shares are entitled to one vote per share. In the event of liquidation, reduction of capital or otherwise, the holders of ordinary shares shall be entitled to distribution of assets, after payments are made to preferred shares in the Company then in issue, equally and pro rata to the number of ordinary shares held. Other than where statutory pre-emption rights have been disapplied by special resolution, any new shares will be offered for subscription to the holders of the ordinary shares in proportion to the shares held by each of them. Such statutory pre-emption rights have been disapplied for a period of five years.

Preferred shares

There is one class of preferred shares authorized with a nominal value of $0.00008 per share.

The holders of preferred shares are entitled to receive dividends at such rates, on such conditions and at such times as the Directors may fix in any resolution adopted by the Board providing for the issue of such preferred shares. Preferred shares shall have such voting powers as are stated and expressed in any resolution adopted by the Board providing for the issue of preferred shares. Preferred shares shall be entitled to such rights upon the dissolution of the Company, or upon any distribution of its assets, as the Directors may fix in any resolution adopted by the Board providing for the issue of such preferred shares. Preferred shares shall be convertible into, or exchangeable for, shares of any other class at such price or at such rates of exchange and with such adjustments as the Directors determine.

KING DIGITAL ENTERTAINMENT PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2014, 2013 and 2012

Euro deferred shares

There is one class of deferred shares authorized with a per share nominal value denominated in euros of €1.00 ($1.30).

Euro deferred shares are non-voting and not entitled to a dividend. Euro deferred shares shall only be entitled to participate in an exit event if the proceeds exceed €100 billion.

Movement in share capital is as follows:

	Ordinary Shares (1)		E ordinary Shares		Deferred Shares		Total
	Shares	$	Shares	$	Shares	$	Shares	$
At January 1, 2012	292,358,648	23,389	17,227,880	1,378	-	-	309,586,528	24,767
Shares issued	8,004,508	640	-	-	-	-	8,004,508	640

At December 31, 2012	300,363,156	24,029	17,227,880	1,378	-	-	317,591,036	25,407

At January 1, 2013	300,363,156	24,029	17,227,880	1,378	-	-	317,591,036	25,407
Shares issued	2,245,000	180	-	-	503,355,703	40,151	505,600,703	40,331
Shares repurchased	(400,000)	(32)	-	-	-	-	(400,000)	(32)
Shares forfeited	(2,593,322)	(207)	-	-	-	-	(2,593,322)	(207)

At December 31, 2013	299,614,834	23,970	17,227,880	1,378	503,355,703	40,151	820,198,417	65,499

At January 1, 2014	299,614,834	23,970	17,227,880	1,378	503,355,703	40,151	820,198,417	65,499
Shares issued	11,025,583	882	-	-	40,000	52,040	11,065,583	52,922
Shares repurchased	(295,217)	(24)	(17,227,880)	(1,378)	-	-	(17,523,097)	(1,402)
Options exercised	4,312,107	345	-	-	-	-	4,312,107	345
RSUs vested	41,919	3	-	-	-	-	41,919	3
Shares issued (IPO)	15,533,334	1,243	-	-	-	-	15,533,334	1,243
Shares converted	(8,273,646)	(661)	-	-	8,273,646	661	-	-
Shares cancelled	-	-	-	-	(511,629,349)	(40,812)	(511,629,349)	(40,812)

At December 31, 2014	321,958,914	25,758	-	-	40,000	52,040	321,998,914	77,798

(1)	Includes unvested restricted shares. Refer to note 20 for further details.

Shares issued

2012

The Company granted 8,004,508 D1 ordinary shares, now ordinary shares, to selected employees and existing shareholders, for an immaterial amount.

2013

The Company granted 2,245,000 D1 ordinary shares, now ordinary shares, to selected employees and existing shareholders, for an immaterial amount.

The Company granted 503,355,703 deferred shares to an executive officer. Prior to the IPO these shares were bought back by the Company and cancelled.

2014

On January 29, 2014, the Company granted 10,855,580 D3 restricted ordinary shares, now restricted ordinary shares, to selected employees, for an aggregate purchase price of $3 million. These shares participated in the share-for-share exchange as described above. Immediately prior to the IPO on March 26, 2014, these D3 restricted ordinary shares were converted into restricted ordinary shares and deferred shares, which were subsequently cancelled.

Prior to the IPO, the Company also granted an additional 167,500 D1 restricted shares, now restricted ordinary shares and 2,503 ordinary shares, to selected employees and existing shareholders.

On incorporation of KDE, 40,000 Euro deferred shares with a nominal value of €1.00 ($1.30) per share were subscribed to existing shareholders.

Shares repurchased

During 2013, the Company repurchased 400,000 D1 ordinary shares, included within ordinary shares, from former employees, for an immaterial amount.

KING DIGITAL ENTERTAINMENT PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2014, 2013 and 2012

On January 31, 2014, the Company repurchased 17,227,880 E ordinary shares held by Stephane Kurgan, the Chief Operating Officer and a Director of the Company, in exchange for an aggregate repurchase price of $1.2 million and 7,422,180 D1 share options, linked to D3 restricted shares.

During 2014, the Company repurchased 276,467 D1 ordinary shares and 18,750 ordinary shares, both included within ordinary shares, from former employees, for an immaterial amount.

Shares issued (IPO)

Upon completion of the IPO on March 26, 2014, the Company issued 15,533,334 ordinary shares with a nominal value of $0.00008 per share.

Shares cancelled

On March 25, 2014, all outstanding deferred ordinary shares of MIHC were bought back by the Company and cancelled.

20.	Share-based payments

The Company has granted equity-settled and cash-settled share-based awards.

The following tables summarize the methods used to measure the fair value for each type of share-based award and the related vesting period over which the expense is recognized:

Awards currently in issue under share structure of the current parent, KDE:

Type of Award	Vesting period	Fair Value Measure	Classification

Restricted Shares	Predominately over a four-year period, with a one-year cliff, followed by quarterly vesting	Monte Carlo valuation model	Equity-settled

Share Options	Predominately over a four-year period, with a one-year cliff, followed by quarterly vesting	Black-Scholes option pricing model	Equity-settled

Restricted Stock Units	Predominately over a four-year period, with a one-year cliff, followed by quarterly vesting	Black-Scholes option pricing model	Equity-settled

Awards previously in issue under share structure of MIHC:

Type of Award	Vesting period	Fair Value Measure	Classification

D1 Share Options	Predominately over a four-year period, with a one-year cliff, followed by quarterly vesting	Monte Carlo valuation model	Equity-settled

Linked (D1 Share) Options with Linked (D3 Restricted) Shares	Predominately over a four-year period, with a one-year cliff, followed by quarterly vesting	Monte Carlo valuation model	Equity-settled

D2 Restricted Shares	Predominately over a four-year period with quarterly vesting	Monte Carlo valuation model	Equity-settled

Shadow Options	Upon completion of a qualifying exit event	Black-Scholes option pricing model	Equity-settled

Discretionary Bonus Units	50% upon initial public offering (IPO), 50% on first anniversary of IPO	Black-Scholes option pricing model	Cash-settled

KING DIGITAL ENTERTAINMENT PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2014, 2013 and 2012

Restricted shares

The Company awarded the following restricted shares previously referred to as D1, D2 and D3 ordinary restricted shares (the restricted shares) to senior executives and selected employees during 2014, 2013 and 2012:

				Total
	D1 Restricted	D2 Restricted	D3 Restricted	Restricted
	Shares	Shares	Shares	Shares
At January 1, 2012	2,449,713	11,726,470	-	14,176,183
Granted	8,720,758	-	-	8,720,758
Vested	(3,323,313)	(4,195,222)	-	(7,518,535)

At December 31, 2012	7,847,158	7,531,248	-	15,378,406

At January 1, 2013	7,847,158	7,531,248	-	15,378,406
Granted	1,143,750	-	-	1,143,750
Forfeited	(336,250)	-	-	(336,250)
Vested	(1,336,827)	-	-	(1,336,827)
Converted	(2,437,663)	(3,830,342)	-	(6,268,005)

At December 31, 2013	4,880,168	3,700,906	-	8,581,074

At January 1, 2014	4,880,168	3,700,906	-	8,581,074
Granted	167,500	-	10,855,580	11,023,080
Forfeited	(88,594)	-	-	(88,594)
Vested	(2,799,712)	(2,362,223)	(46,837)	(5,208,772)
Converted	-	-	(8,273,646)	(8,273,646)

At December 31, 2014	2,159,362	1,338,683	2,535,097	6,033,142

The restricted shares are issued upon grant and contain claw-back provisions which lapse in accordance with the required service period. The Company recognizes the corresponding compensation expense of those awards, net of estimated forfeitures and has recognized a share-based payment expense for these awards of $3,881,082, $4,153,563 and $2,771,118 for D1 restricted shares and $101,837, $278,150 and $632,635 for D2 restricted shares in 2014, 2013 and 2012, respectively, based on the fair value of the shares at date of grant.

All Linked (D3 restricted) Shares are linked to share options (previously D1 share options) and are included in the fair value calculation of share options below, and consequently excluded from the diluted weighted average number of shares in issue. All D1, D2 and Linked (D3 restricted) Shares are now included within ordinary shares.

KING DIGITAL ENTERTAINMENT PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2014, 2013 and 2012

The Company determines the grant date fair value of the D1 and D2 restricted shares on the grant date using the Monte Carlo valuation model. The weighted-average fair value of all restricted shares granted for the years ended December 31, 2014, 2013 and 2012 was determined using the following assumptions:

	2014	2013	2012
Weighted-average fair value ($)	22.47	7.49	0.70
Weighted average of key assumptions:
Share price ($)	22.47	7.50	0.86
Subscription price ($)	0.00008	1.90929	0.00008
Hurdle price ($)
D1 Shares	-	0.18222	0.26442
Expected term, in years	4.00	3.44	3.15
Risk-free interest rates	0.69%	0.17%	0.26%
Expected volatility	55%	55%	55%
Dividend yield	0%	0%	0%

Share options (previously D1 share options)

Previously, options granted to purchase D1 ordinary shares were referred to as “D1 share options”, upon the completion of the reorganization and IPO, all options granted are ordinary shares and referred to as “share options”.

The Company granted the following options to purchase ordinary shares to senior executives and selected employees, during 2014, 2013 and 2012:

	2014	2013	2012
At January 1,	19,054,987	7,402,487	8,529,808
Granted	8,310,174	12,998,750	3,289,420
Forfeited	-	(992,500)	(632,813)
Exercised	(4,312,107)	(325,000)	-
Cancelled	(173,253)	(28,750)	(3,783,928)

At December 31,	22,879,801	19,054,987	7,402,487

Exercisable at December 31,	3,455,674	3,192,661	2,771,143

The aggregate intrinsic value of options exercised was $65,134,594 for the year ended December 31, 2014 and $2,577,875 for the year ended December 31, 2013.

The options expire ten years after their grant date. The weighted-average remaining contractual life of the share options outstanding is 8.71 years as of December 31, 2014. These options have an exercise price range of between $0.00008 and $31.70. Of these share options granted, an aggregate of 3,500,000 include the right to subscribe for D3 restricted shares, which were granted to our executive directors and will vest over the service period to the extent that certain market-based vesting conditions are satisfied. These conditions are based on the Company’s achievement of an average target share price over a specified time period, which commenced upon IPO. These awards are divided into three tranches and each tranche has a target share price of either $25.54, $31.54 or $37.54 per share. The Company has recognized a share-based payment expense for these awards of $97,502,343, $14,357,000 and $1,377,224 in 2014, 2013 and 2012, respectively, and of this, $78,854,987 in 2014, related to options linked to Linked (D3 restricted) Shares (nil in both 2013 and 2012).

KING DIGITAL ENTERTAINMENT PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2014, 2013 and 2012

The Company measures all share options at the fair value of the award on grant date using the Black-Scholes option pricing model. The weighted-average fair value of all options granted in 2014, 2013 and 2012 was determined using the following principal assumptions:

	2014	2013	2012
Weighted-average fair value ($)	9.77	10.48	0.73
Weighted average of key assumptions:
Share price ($)	21.92	16.00	0.76
Exercise price ($)	29.42	7.44	0.00008
Hurdle price ($)	-	0.0005	0.26442
Expected term, in years	5.66	5.65	3.99
Risk-free interest rates	1.89%	1.66%	0.33%
Expected volatility	55%	55%	55%
Dividend yield	0%	0%	0%

Restricted stock units (RSUs)

A restricted stock unit represents the right to receive one ordinary share on a specified date, subject to such conditions and restrictions, including continued employment or service.

The Company awarded the following RSUs to selected employees during the year ended December 31, 2014, there were no RSUs awarded in 2013 and 2012:

2014
At January 1,	-
Granted	1,910,693
Vested	(41,919)
Forfeited	(69,259)

At December 31,	1,799,515

The Company recognized a share-based payment expense for these awards of $15,312,620 in the year ended December 31, 2014 based on the fair value of the RSU at date of grant.

The Company determines the fair value of RSUs using the Black-Scholes option-pricing model. The weighted-average fair value of all options granted for the year ended December 31, 2014 was determined using the following principal assumptions:

2014
Weighted-average fair value ($)	18.78
Weighted average of key assumptions:
Share price ($)	12.63
Expected term, in years	4.00
Risk-free interest rates	0.68%
Expected volatility	55%
Dividend yield	0%

KING DIGITAL ENTERTAINMENT PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2014, 2013 and 2012

Shadow options

The Company awarded shadow options to selected employees entitling them to subscribe for a specified number of ordinary shares in the event of an IPO.

The movement in shadow options during the 2014 and 2013 is as follows, there were no shadow options granted in 2012:

	2014	2013
At January 1,	223,750	-
Granted	-	223,750
Vested	(79,994)	-
Lapsed	(143,756)	-

At December 31,	-	223,750

Upon the IPO a significant portion of shadow options vested and were converted into share options, the remaining balance lapsed and was replaced with an equivalent number of RSUs.

The Company recognized a share-based payment expense for these awards of $78,780 and $293,810 in 2014 and 2013 respectively, based on the fair value of the awards at date of grant.

The Company determines the fair value of shadow options using the Black-Scholes option pricing model. The weighted- average fair value of all options granted in 2013 was determined using the following principal assumptions:

2013
Weighted-average fair value ($)	4.15
Weighted average of key assumptions:
Share price ($)	4.61
Exercise price ($)	0.00008
Expected term, in years	0.92
Risk-free interest rates	0.16%
Expected volatility	55%
Dividend yield	0%

Discretionary Bonus Units (DBUs)

The Company awarded DBUs to selected employees entitling them to the payment of a cash bonus in the event of an IPO.

The following DBUs were outstanding at December 31, 2014, 2013 and 2012:

	2014	2013	2012
At January 1,	2,627,715	3,074,818	3,208,850
Forfeited	-	(447,103)	(134,032)

At December 31,	2,627,715	2,627,715	3,074,818

Upon IPO, the settlement value of the DBUs was determined. Fifty percent of the settlement value was paid subsequent to the IPO, with the remaining fifty percent payable on the first anniversary of the IPO and the unrecognized portion charged to employee expenses over the remaining vesting period.

Total expense of $14,079,368, $36,026,734 and $4,836,843 were recorded in 2014, 2013 and 2012, respectively, including mark-to-market adjustments of $3,094,832, $34,062,891 and $4,556,502, respectively.

KING DIGITAL ENTERTAINMENT PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2014, 2013 and 2012

The corresponding liability is recorded in trade and other payables.

The Company determines the fair value of DBUs using the Black-Scholes option pricing model based on the following assumptions:

	2014	2013	2012
Weighted-average fair value ($) (1)	55.56	20.93	3.45
Weighted average of key assumptions:
Share price ($)	-	20.93	3.45
Expected term, in years	-	0.25	1.00
Risk-free interest rates	-	0.07%	0.03%
Expected volatility	-	55%	55%
Dividend yield	-	0%	0%
Hurdle ($ in millions) (€54.7 million)	-	74.4	70.9

(1)	The final DBU value was based on the enterprise value of the Company upon IPO. Fifty percent of the settlement value was paid upon IPO with the remainder payable on the first anniversary of the IPO, provided that the employee remains in employment on the relevant payment date.

The share-based payments expense included in the consolidated statements of operations is allocated as follows:

	2014	2013	2012
Cost of revenue	$4,461	$3,410	$635
Research and development	47,214	40,781	5,299
Sales and marketing	6,227	1,212	2,006
General and administrative	73,054	9,886	1,678

Total share-based payments	$130,956	$55,289	$9,618

21.	Commitments

The Group has the following commitments for the year ended December 31:

	2014	2013
(in thousands)
Operating lease commitments (1)
Within one year	$12,213	$6,971
1 - 3 years	21,224	16,325
3 - 5 years	10,801	13,575
Later than five years	2,404	7,868

	$46,642	$44,739

Purchase obligations
Within one year	$4,419	$-
1 - 3 years	$2,530	-

	$6,949	$-

(1)	The Group leases various offices under non-cancellable operating lease agreements. The lease terms are between five months and six years and the majority are renewable at the end of the lease period.

KING DIGITAL ENTERTAINMENT PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2014, 2013 and 2012

22.	Related party transactions

All companies forming part of the Group are considered to be related parties as these companies are ultimately owned by KDE. The Group’s largest shareholder is Bellaria Holding S.a.r.l, for whom Apax WW Nominees Ltd. is the sole shareholder, and advised by Apax Partners, a private equity firm affiliated with Roy Mackenzie and Andrew Sillitoe, members of the Board. The remaining shares are widely held.

The following transactions were carried out with related parties:

(a)	Key management personnel remuneration

Key management personnel compensation for employee and director services during the year is shown below:

	2014	2013	2012
(in thousands)
Short-term employee benefits	$28,996	$20,754	$1,387
Share-based payments (1)	79,476	9,393	701
Post-employment benefits	254	116	112

Total	$108,726	$30,263	$2,200

(1)	Non-cash amount. Expense recognized in the statement of operations

(b)	Loan Agreements

In June, 2013, the Company entered into a loan facility agreement with Stephane Kurgan, the Chief Operating Officer and Director of the Company, for $0.9 million. The interest rate was 4.0% per year and the terms of the loan facility was determined through arm’s length negotiations among the parties. The loan was subsequently repaid on October 28, 2013.

(c)	Repurchase of shares

On January 31, 2014, the Company repurchased 17,227,880 E ordinary shares held by Stephane Kurgan, the Chief Operating Officer and a Director of the Company, in exchange for an aggregate repurchase price of $1.2 million and 7,422,180 D1 share options, linked to D3 restricted shares. D3 restricted shares, which was a new class of shares in 2014 converted into ordinary shares based on a pre-determined formula, which considered the value of the IPO value and specified hurdles.

(d)	Purchase of services and other costs

During 2014, 2013 and 2012 the Company purchased consulting services and a software license from a company affiliated with John. S. Knutsson, the Chief Creative Officer and a Director of the Company. The Company has also committed to purchase $1.6 million of services from this Company for the next 12 months.

During 2014, the Company made a bonus payment, for advisory services rendered in 2013, by a related party associated with Bellaria Holding S.a.r.l.

Upon completion of the IPO in 2014, the Company assumed some related costs on behalf of certain shareholders.

(i)	The purchase of services and other costs from related parties is shown below:

	2014	2013	2012
(in thousands)
Entity related to key management personnel	$3,733	$1,038	$367

Total	$3,733	$1,038	$367

KING DIGITAL ENTERTAINMENT PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2014, 2013 and 2012

(ii)	Balances arising from the purchase of services and other costs from related parties as of December 31, 2014, 2013 and 2012 are shown below:

	2014	2013	2012
(in thousands)
Entity related to key management personnel	$262	$294	$21

Total	$262	$294	$21

23.	Principal subsidiaries

The Company’s principal subsidiaries as at the end of December 31, 2014 are as follows:

	Country of
	registration/	Proportion of shares
Company	incorporation	held by the Group	Nature of business
King Digital Malta Holding Limited *	Malta	100%	Holding Company
Midasplayer International Holding Company Limited	Malta	100%	Holding Company
Midasplayer Malta Holding Company Limited	Malta	100%	Holding Company
King.com Limited	Malta	100%	Social & Mobile Gaming
King Digital Malta Intermediate Limited	Malta	100%	Holding Company
Midasplayer Technology AB *	Sweden	100%	Research & Development
Midasplayer.com Limited	England and Wales	100%	Shared Services
Midasplayer AB	Sweden	100%	Research & Development
Midasplayer Vertriebs GmbH	Germany	100%	Sales & Marketing
King.com Inc	USA	100%	Sales & Marketing
Digital Jester Limited	England and Wales	100%	Research & Development
King Games Studio S.L.	Spain	100%	Research & Development
King Mobile AB	Sweden	100%	Dormant
Midasplayer (Skills) Limited	England and Wales	100%	Online Games
King Shared Services S.L.	Spain	100%	Shared Services
King Games Studio (Bucharest) SRL	Romania	100%	Research & Development
King Japan Co. Ltd	Japan	100%	Sales & Marketing
King.com Payments LLC	USA	100%	Dormant
Astrapia Limited *	England and Wales	100%	Sales & Marketing
NonStop Games Oy *	Finland	100%	Holding Company
GamesMadeMe PTE Ltd *	Singapore	100%	Research & Development
King Korea Ltd *	Korea	100%	Sales & Marketing
King Digital Technology (Shanghai) Co. Ltd *	China	100%	Sales & Marketing
Ludonauts Limited *	Malta	100%	Research & Development

*	New entity added during 2014.

The percentage of the issued capital held by the Group is equivalent to the percentage of voting rights held. The Group holds the whole of all classes of issued share capital.

24.	Dividends per share

An interim dividend of $1.050 per share, amounting to a total dividend of $286.7 million, was declared by the Board on October 21, 2013 and paid on October 24, 2013.

An interim dividend of $0.795 per share, amounting to a total dividend of $217.1 million, was declared by the Board on January 31, 2014 and paid on February 6, 2014.

A special dividend of $0.460 per ordinary share, amounting to a total dividend of $146.8 million, was declared by the Board on August 10, 2014 and paid on October 22, 2014.

25.	Business combinations

Nonstop Games Oy

On August 6, 2014, the Company acquired 100% of the equity of Nonstop Games Oy, a games developer based in Singapore.

Through this acquisition, the Company will work towards broadening our game portfolio. The Nonstop Games studio will remain in Singapore.

KING DIGITAL ENTERTAINMENT PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2014, 2013 and 2012

Consideration for this acquisition includes an upfront payment of $6.3 million and contingent consideration of up to $84.0 million.

$16.0 million of the contingent consideration can be secured in exchange for post-acquisition services from certain Nonstop Games employees regardless of meeting the contingent consideration criteria over a four year period subsequent to the acquisition date. An additional upfront payment was made to certain Nonstop Games employee shareholders of $9.7 million which is linked to post-acquisition services over a one year period subsequent to the acquisition date.

Contingent consideration is linked to amounts generated from games launched by Nonstop Games over a specified period.

The range of the potential undiscounted amount of all future payments that the Company could be required to make under the contingent consideration arrangement is between nil and $84.0 million.

The fair value of the contingent consideration arrangement of $17.0 million was estimated using the income approach. The fair value measurement is based on significant inputs that are not observable in the market, which IFRS 13 Fair Value Measurement refers to as Level 3 Inputs. Key assumptions include expected game launch dates and performance.

The following tables summarize the fair value of the consideration paid for Nonstop Games and the assets acquired and liabilities assumed recognized at the acquisition date.

(in thousands)
Cash consideration	$6,254
Fair value of contingent consideration	17,000

Total fair value of consideration	$23,254

(in thousands)
Cash and other assets	$1,353
Intangible assets	437
Liabilities	(1,325)

Net assets	465

Goodwill	$22,789

The goodwill of $22.8 million arising from the acquisition consists largely of the economies of scale, assembled workforce and synergies expected from combining the operations of the Company and Nonstop Games. None of the goodwill recognized is expected to be deductible for income tax purposes. Intangible assets include an in-process game in development. The intangible asset was valued using the replacement cost methodology. Acquisition-related costs were $1.2 million.

The amount of revenue and profit of Nonstop Games since acquisition were not material in the context of the Company. Had the business been acquired on January 1, 2014, the revenue and profit of the Company for the year would not have been materially different to those that appear in the Company’s statement of operations.

As of December 31, 2014, the contingent consideration was remeasured to $13 million using the income approach.

Astrapia (“Comufy”) Limited

On September 10, 2014, the Company acquired 100% of the outstanding equity of Astrapia Limited, a leading provider of dynamic social CRM software, which operated under the trade name, “Comufy”.

Consideration for this acquisition included an upfront payment of $11.8 million and $5.2 million of additional payments linked to the continued employment of certain employees over a two year period, subsequent to the acquisition date. The goodwill arising on the acquisition was $8.9 million (£5.7 million).

There were no other material acquisitions during 2014, 2013 and 2012.

KING DIGITAL ENTERTAINMENT PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2014, 2013 and 2012

26.	Events after the end of the reporting period

Acquisition

On February 6, 2015, the Company signed an agreement to acquire 100% of the equity of Z2Live, Inc., a games developer based in Seattle. The acquisition of Z2Live, Inc. is subject to the satisfaction or waiver of customary conditions, including regulatory approval in the United States, and is expected to be completed no later than the first quarter of 2015.

Total consideration for the acquisition consists of a $45 million upfront cash payment and up to $75 million of contingent consideration based on future events including revenues generated from certain games developed. In addition, key employees are entitled to an employment linked contingent payment of up to $30 million based on revenues generated from certain games developed. The contingent consideration and related employment-linked payments will be paid in cash annually over a three year period subsequent to the acquisition date.

The fair value of the contingent consideration linked to revenue will be initially estimated for inclusion in the purchase price allocation and will be revalued in subsequent periods until settled, with changes in the estimated fair value of the contingent consideration recorded as a gain or loss in the consolidated statements of operations.

With the acquisition of Z2Live, Inc. we will incorporate a proven team focused on contributing to our diversification into new genres. Z2Live, Inc. game studio will be our first studio in the United States.

Special dividend

The Company’s Board of Directors declared a special dividend to shareholders of $0.94 per ordinary share, amounting to an aggregate amount of approximately $300 million to be payable to shareholders of record on March 4, 2015.